els®

Equity LifeStyle Properties

2022 Annual Report

Term To Maturity Vs.
Total Debt / Total Market Capitalization



Source: S&P Global

1) Includes all publicly traded U.S. Equity REITs in S&P Global's coverage universe that reported weighted average term to maturity for their most recent year as of December 31, 2022.

Total Return Performance Since IPO (%)



ELS (+6,373%) S&P 500 INDEX (+1,454%) DOW JONES EQUITY ALL REITS INDEX (+1,424%)

Source: S&P Global

1) Total return calculation assumes dividend reinvestment.

2) Total return through December 31, 2022.

REIT Industry Same Store NOI Growth



ELS | REIT Industry | ELS Average 4.3% | REIT Industry Average 3.1%

1) Source for Same Store NOI data: Citi Investment Research, December 2022. Earliest quarter collected by Citi is third quarter of 1998. Data through Q3 2022. "REIT Industry" includes an index of REITs across a variety of asset classes, including regional malls, shopping centers, multifamily, student housing, manufactured homes, self storage, office, industrial, mixed office and specialty.



Dear Fellow Shareholders,

We are pleased to report on another impressive year for ELS. We appreciate your continued support and trust. Regular discussions with our shareholder base are an important part of our management process.

This year was marked by unprecedented demand across all areas of our business. We own properties in highly desirable locations. Our customers consider our properties their primary residences, second homes and vacation getaways. We offer our residents and customers opportunities to escape harsh winters by heading south and to enjoy long summer days at our northern locations. Our properties include amenities that promote the types of lifestyle activities our residents and customers enjoy. Pickleball and softball are current favorites in our communities.

Our properties are located in states where there is outsized population growth. We have seen an increased interest in our properties as many of our customers have continued flexibility in their work schedules and locations. Our residents appreciate the independence, security and comfort of living in their own homes while enjoying the benefits of the community lifestyle.

In 2022, our operating performance was excellent. We reported full year growth in Core net operating income of 5.7%, which translated into a 7.4% increase in normalized FFO per share. The strength of our operating platform and the resulting cash flow it generates has supported our dividend growth over time. Over the past five years, our average annual dividend growth rate has been 11%. This compares favorably to the average REIT dividend increase of 3% over the same time period.

Occupancy in our manufactured housing portfolio is strong at 95%, and the demand for homes in our communities remained robust in 2022. Our MH occupancy is currently comprised of only 4% renters. We reached our highest homeowner occupancy in over a decade, which is a result of the strong home sales market and rental conversions that we have seen over the last five years. We experienced an all-time high for new home sales in 2022 with more than 1,100 transactions. In addition, we increased average sales prices by 22% as we responded to the demand for our homes in the local markets in which we operate.

Demand was also high for our RV properties throughout 2022. We saw an increase in Core RV income of 9%. We sold nearly 23,000 Thousand Trails Camping Passes and initiated 28,000 RV dealer activations.

Over the course of 2022, we added more than 1,600 sites to our portfolio through acquisitions as well as several parcels of land adjacent to existing properties that will allow for approximately 300 acres of future development.

Our balance sheet remains strong and supports our long-term growth. Our weighted average term to maturity is ten years, and we are pleased that in this volatile interest rate environment only 12% of our debt is coming due in the next three years and 20% of our debt is fully amortizing, thus eliminating refinance risk.

At ELS, sustainability is at the core of Our Nature through Uniting People, Places & Purpose. We are proud of the diversity of our guests, residents and employees and are committed to preserving the unique personality and character of each of our properties and our corporate and regional offices. We believe that embracing and fostering this in everything we do is what sets ELS apart.

Our future plans for each property include a focus on the unique biodiversity elements at each location including preserving the natural amenities for generations of our customers to enjoy. With a dedicated Sustainability team, we are committed to incorporating ESG principles into our business operations.

The last few years have brought their challenges, and 2022 was no exception with Hurricane Ian. But with each new challenge presented, we find that we have the right team in place to tackle the challenge with skill and dedication.

We had a successful year due to the hard work of the ELS team members. We encourage you to read more about our properties in the attached annual report. The well-being of our residents and guests was prioritized and our customers and residents continued to enjoy the Life in a Day at our properties.

Samuel Zell

Sam Zell
Chairman of the Board

Marguerite Nader

Marguerite Nader
President and CEO

[THIS PAGE INTENTIONALLY LEFT BLANK]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended December 31, 2022

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to   Commission File Number: 1-11718

EQUITY LIFESTYLE PROPERTIES, INC.
(Exact name of registrant as specified in its charter)

Maryland	**36-3857664**
(State or other jurisdiction of incorporation)	(IRS Employer Identification Number)
Two North Riverside Plaza, Suite 800 **Chicago, Illinois**	**60606**
(Address of Principal Executive Offices)	(Zip Code)

(312) 279-1400
Registrant's telephone number, including area code

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 Par Value	**ELS**	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☒   No ☐

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or emerging growth company. See definitions of "large accelerated filer", "accelerated filer", "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer ☐	Smaller reporting company ☐	Emerging Growth Company ☐
Non-accelerated filer	☐			

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐   No ☒

The aggregate market value of voting stock held by non-affiliates was approximately $12,215.8 million as of June 30, 2022 based upon the closing price of $70.47 on such date using beneficial ownership of stock rules adopted pursuant to Section 13 of the Securities Exchange Act of 1934 to exclude voting stock owned by Directors and Officers, some of whom may not be held to be affiliates upon judicial determination.

As of February 17, 2023, 186,178,922 shares of the Registrant's common stock were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE:

Part III incorporates by reference portions of the Registrant's Proxy Statement relating to the Annual Meeting of Stockholders to be held on April 25, 2023.

Equity LifeStyle Properties, Inc.

TABLE OF CONTENTS

PART I

Item 1. Business

Equity LifeStyle Properties, Inc.

General

Equity LifeStyle Properties, Inc. ("ELS"), a Maryland corporation, together with MHC Operating Limited Partnership (the "Operating Partnership") and its other consolidated subsidiaries (the "Subsidiaries"), are referred to herein as "we," "us," and "our". We are a fully integrated owner of lifestyle-oriented properties ("Properties") consisting of property operations and home sales and rental operations primarily within manufactured home ("MH") and recreational vehicle ("RV") communities and marinas. We were formed in December 1992 to continue the property operations, business objectives and acquisition strategies of an entity that had owned and operated Properties since 1969. Commencing with our taxable year ended December 31, 1993, we have elected to be taxed as a real estate investment trust ("REIT") for U.S. federal income tax purposes.

We have a unique business model where we own the land which we lease to customers who own manufactured homes and cottages, RVs and/or boats either on a long-term or short-term basis. Our customers may lease individual developed areas ("Sites") or enter into right-to-use contracts, also known as membership subscriptions, which provide them access to specific Properties for limited stays. Compared to other types of real estate companies, our business model is characterized by low maintenance costs and low customer turnover costs. Our portfolio is geographically diversified across highly desirable locations near retirement and vacation destinations and urban areas across the United States. We have more than 110 Properties with lake, river or ocean frontage and more than 120 Properties within 10 miles of the coastal United States. Our Properties generally attract retirees, vacationing families, second homeowners and first-time homebuyers by providing a community experience and a lower-cost home ownership alternative.

We are one of the nation's largest real estate networks with a portfolio of 449 Properties (including joint venture Properties) consisting of 171,248 Sites located throughout 35 states in the U.S. and British Columbia in Canada as of December 31, 2022.



Our Properties are generally designed and improved for housing options of various sizes and layouts that are produced off-site by third-party manufacturers, installed and set on designated Sites within the Properties. Manufactured homes and cottages can range from approximately 400 to over 2,000 square feet. Properties may also have Sites that can accommodate RVs of varying sizes. We also have marinas that offer boat slip and dry storage rentals. In addition to centralized entrances, internal road systems and designated Sites, our Properties generally provide a clubhouse for social activities and recreation and other amenities, which can include swimming pools, shuffleboard courts, tennis courts, pickleball courts, golf courses, lawn bowling, restaurants, laundry facilities, cable television and internet service. Some Properties provide utilities, including water and sewer service, through municipal or regulated utilities, while others provide these services to customers from on-site facilities.

Our Formation

Our Properties are primarily owned by our Operating Partnership and managed internally by affiliates of our Operating Partnership. We are the general partner of the Operating Partnership. We contributed the proceeds from our various equity offerings, including our initial public offering, to the Operating Partnership. In exchange for these contributions, we received units of common interests in the partnership ("OP Units") equal to the number of shares of common stock that have been issued in such equity offerings.

We have elected to be taxed as a REIT for U.S. federal income tax purposes. Since certain activities, if performed by us, may not be qualifying REIT activities under the Internal Revenue Code of 1986, as amended (the "Code"), we have formed taxable REIT subsidiaries (each, a "TRS"). Our primary TRS is Realty Systems, Inc. ("RSI") which, along with owning several Properties, is engaged in the business of purchasing, selling and leasing factory-built homes located in Properties owned and managed by us. RSI also offers home sale brokerage services to our residents who may choose to sell their homes rather than relocate them when moving from a Property. Subsidiaries of RSI also operate ancillary activities at certain Properties, such as golf courses, pro shops, stores and restaurants.

The financial results of the Operating Partnership and Subsidiaries are included in our consolidated financial statements, which can be found beginning on page F-1 of this Form 10-K.

Operating Strategies

Our operating strategy is to own and operate the highest quality Properties in sought-after locations near retirement and vacation destinations and urban areas across the United States. Through management of desirable Properties that provide an exceptional customer experience, we create communities valued by residents and guests while delivering value for stockholders.

We focus on Properties that have strong cash flows and plan to hold such Properties for long-term investment and capital appreciation. In determining cash flow potential, we evaluate our ability to attract high quality customers to our Properties and to retain customers who take pride in the Property and in their homes. Our operating, investment and financing initiatives include:

- Consistently providing high levels of services and amenities in attractive surroundings to foster a strong sense of community and pride of home ownership;
- Efficiently managing the Properties to add value, grow occupancy, maintain competitive market rents and control expenses;
- Incorporating environmental, social and governance ("ESG") considerations into our business and ensuring sustainability is embedded in our business operations;
- Achieving growth and increasing property values through strategic expansion and, where appropriate, renovation of the Properties;
- Utilizing technology to evaluate potential acquisitions, identify and track competing properties, attract new customers and monitor existing and prospective customer satisfaction;
- Selectively acquiring properties that offer opportunities for us to add value and enhance or create property concentrations in and around retirement or vacation destinations and urban areas to capitalize on operating synergies;
- Selectively acquiring parcels of land adjacent to our Properties that offer opportunities for us to expand our existing communities with additional Sites;
- Selecting joint venture partners that share business objectives, growth initiatives and risk profiles similar to ours;
- Managing our capital structure in order to maintain financial flexibility, minimize exposure to interest rate fluctuations and maintain an appropriate degree of leverage to maximize return on capital; and
- Developing and maintaining relationships with various capital providers.

These initiatives and their implementation were determined by our management team and ratified by our Board of Directors and may be subject to change or amendment at any time.

Acquisitions and Dispositions

We invest in properties in sought-after locations near retirement and vacation destinations and urban areas across the United States with a focus on delivering value for residents and guests as well as stockholders. Over the last decade, we have continued to increase the number of Properties in our portfolio (including joint venture Properties), from approximately 383 Properties with over 142,600 Sites to 449 Properties with over 171,200 Sites as of December 31, 2022. During the year ended December 31, 2022, we acquired four RV communities and one membership RV community and made investments in joint ventures owning one RV community and three properties under development. We also acquired three land parcels adjacent to certain Properties consisting of approximately 143 developable acres. We continually review the Properties in our portfolio to ensure we are delivering on our business and customer service objectives. Over the last five years, we redeployed capital to Properties in markets we believe have greater long-term potential and sold five all-age MH communities located in Indiana and Michigan that were not aligned with our long-term goals.

We believe there continues to be opportunities for property acquisitions. Based on industry reports, we estimate there are approximately 50,000 MH properties and approximately 8,700 RV properties (excluding government owned properties) in North America and approximately 4,500 marinas in the U.S. Many of these properties are not operated by large owners/operators and approximately 3,800 of the MH properties, 1,300 of the RV properties and 500 of the marinas contain 200 sites or more. We believe this fragmentation provides us the opportunity to purchase additional properties. We also believe we have a competitive advantage in the acquisition of additional properties due to our experienced management, significant presence in major real estate markets and access to capital resources. We utilize market information systems to identify and evaluate acquisition opportunities, including the use of a market database to review the primary economic indicators of the various locations in which we expect to expand our operations. We are actively seeking to acquire and at any given time are engaged in various stages of negotiations relating to the possible acquisition of additional properties, which may include outstanding contracts to acquire properties that are subject to the satisfactory completion of our due diligence review.

Acquisitions will be financed with the most efficient available sources of capital, which may include undistributed Funds from Operations ("FFO"), issuance of additional equity securities, including under our at-the-market ("ATM") equity offering program, sales of investments and collateralized and uncollateralized borrowings, including our existing line of credit. In addition, we have acquired and expect to acquire properties in transactions that include the issuance of OP Units as consideration for the acquired properties. We believe that an acquisition structure that includes our Operating Partnership has permitted and will permit us to acquire additional properties in transactions that may defer all or a portion of the sellers' tax consequences.

When evaluating potential acquisitions, we consider, among others, the following factors:

- Current and projected cash flows of the property;
- Geographic area and the type of property;
- Replacement cost of the property, including land values, entitlements and zoning;
- Location, construction quality, condition and design of the property, including vacant land and its location relative to one or more of our existing properties;
- Potential for capital appreciation of the property;
- Terms of tenant leases or usage rights;
- Climate risk;
- REIT tax compliance;
- Sellers' reputation;
- Opportunity to enhance the customer experience and add value through management expertise;
- Potential for economies of scale through property concentrations;
- Potential for economic growth and the tax and regulatory environment of the community in which the property is located;
- Potential for expansion, including increasing the number of Sites;
- Occupancy and demand by customers for properties of a similar type in the vicinity;
- Prospects for liquidity through sale, financing or refinancing of the property;
- Competition from existing properties and the potential for the construction of new properties in the area; and
- Working capital demands.

When evaluating potential dispositions, we consider, among others, the following factors:

- Whether the Property meets our current investment criteria;
- Our desire to exit certain non-core markets and reallocate the capital into core markets; and
- Our ability to sell the Property at a price that we believe will provide an appropriate return for our stockholders.

When investing capital, we consider all potential uses of the capital, including returning capital to our stockholders. Our Board of Directors periodically reviews the conditions under which we may repurchase our stock. These conditions include, but are not limited to, market price, balance sheet flexibility, other opportunities and capital requirements.

Property Expansions

Development - Current Portfolio. An integral part of our growth and investment strategy is to evaluate each Property for expansion opportunities. Investment evaluation consists of reviewing the following: local market conditions, demographic trends, zoning and entitlements, infrastructure requirements, financial feasibility, projected performance and property operations. When justified, development of land available for expansion ("Expansion Sites") allows us to leverage existing facilities and amenities. We believe our ability to increase density translates to greater value creation and cash flows through operational efficiencies. Overall, approximately 124 of our Properties have potential Expansion Sites, offering approximately 6,600 available acres. Refer to Item 2. Properties, which includes detail regarding the developable acres available at each property.

Acquisition - Expanding Portfolio. In selecting acquisition targets, we focus on properties with existing operations in place and contiguous Expansion Sites. Underwriting a project with these features allows us to access the previously untapped potential of such properties. For example, over the past three years, we have acquired 39 Properties, six non-operating ground up development assets, including three through joint ventures, and 11 land parcels that contain approximately 1,800 acres for future expansion.

Human Capital Management

We recognize that our success is driven by our employees. We invest in our employees and are committed to developing our employees' skills and leadership abilities. As a result, we believe our employees are dedicated to building strong, innovative and long-term relationships with each other and with our residents and guests.

We have an annual average of approximately 4,200 full-time, part-time and seasonal employees dedicated to carrying out our operating philosophy while focusing on delivering an exceptional customer experience for our residents and guests. Our property operations are managed internally by affiliates of the Operating Partnership and are coordinated by an on-site team of employees that typically includes a manager, clerical staff and maintenance workers.

The on-site team at each Property is primarily responsible for providing maintenance and care to the property itself as well as customer service and, at times, coordinating lifestyle-oriented activities for our residents and guests. Direct supervision of on-site management is the responsibility of our regional vice presidents and regional and district managers, who have substantial experience addressing customer needs and creating innovative approaches to provide an exceptional experience for residents and guests, which we believe also creates value for our stockholders, through focused and effective property management. Complementing the field management staff are approximately 500 full-time employees in our home and regional offices who assist in all functions related to the management of our Properties.

For more information on our human capital management, please see the section below on our Sustainability Strategy.

Sustainability Strategy

ELS' commitment to sustainability takes a holistic approach which aims to support our business model, minimize our environmental impact, maintain a safe and healthy workplace and uphold a high standard of business ethics and conduct. We understand the value of continuing to focus on sustainable practices and the highest standard of business ethics and practices, as they are critical to our overall success and building long-term stakeholder value. With a dedicated sustainability team, we are committed to incorporating ESG principles into our business operations in collaboration with department heads.

Our Environmental, Social and Governance Taskforce ("ESG Taskforce") supports our on-going commitment to environmental, social, governance and other public policy matters relevant to us (collectively "ESG Matters"). Led by the sustainability team and overseen by our Chief Operating Officer, the ESG Taskforce is comprised of a cross-functional team of employees from asset management, investor relations, compliance, communications, operations, marketing, risk management, financial reporting, legal and human resources.

The ESG Taskforce reports on ESG Matters to the Compensation, Nominating and Corporate Governance Committee of the Board of Directors and senior management. The Compensation, Nominating and Corporate Governance Committee is responsible for the review of our ESG strategy, initiatives and policies. Additionally, the Audit Committee is responsible for the discussion and review of policies with respect to risk assessment and risk management, including, but not limited to, human capital, climate, cyber security and other ESG risks. The Strategic Planning Committee further assists the Board in assessing ESG strategies. Quarterly committee meetings with the Board include educational briefings from management regarding a wide variety of strategic initiatives, including ESG-related matters.

At ELS, sustainability is at the core of Our Nature through Uniting People, Places & Purpose.

Our People: Team Members. With a culture of recognition and reputation for excellence, our employees are empowered to take ownership in their jobs and make a difference. ELS is a place where talent is recognized and internal growth is promoted, making it an ideal organization in which to develop a long and successful career.

We are committed to attracting and retaining a diverse workforce and to providing a safe and inclusive environment where our team members are encouraged to demonstrate their unique skill sets and bring a personal touch to their work. We are committed to maintaining workplaces free from discrimination or harassment on the basis of color, race, sex, national origin, ethnicity, religion, age, disability, sexual orientation, gender identification or expression or any other status protected by applicable law. We value the many contributions of a diverse workforce and understand that diverse backgrounds bring diverse perspectives, resulting in unique insights. Our Diversity Council is a cross-functional team formed to help guide and support the Company's ongoing commitment to diversity, equity and inclusion practices for employees, candidates and customers.

We provide equal employment opportunities to all persons, in accordance with the principles and requirements of the Equal Employment Opportunities Commission and the principles and requirements of the Americans with Disabilities Act. As of December 31, 2022, more than 50% of our workforce self-identified as female and more than 50% of our management positions are held by individuals self-identifying as female. To attract diverse applicants, we partner with third parties and post openings to a wide variety of job boards. We also have an annual internship program designed to, among other things, create a pipeline of qualified candidates for positions within the Company and to attract diverse candidates. We recognize the importance of experienced leadership and as of December 31, 2022, the average tenure for the executive team was 16 years. The average age of our employees is 51, with ages spanning multiple generations, similar to our residents and guests.

Our employees are fairly compensated, without regard to gender, race and ethnicity and routinely recognized for outstanding performance. Our compensation program is designed to attract and retain talent. All employees are supported with a strong training and development program and a well-rounded benefits plan to help them maintain their health and financial well-being. Employees are offered flexibility to meet personal and family needs. We encourage our employees to take time away from work to focus on their physical and mental well-being and offer a comprehensive benefit package that includes five mental health and well-being days, paid parental and paid family leave programs that exceed minimum regulatory requirements back up child care services, pet insurance and paid volunteer time off. In addition, we offer a competitive 401(k) plan that provides for an employer match of up to 4% with 100% vesting of all contributions immediately upon eligibility and an Employee Stock Purchase Plan providing a 15% discount for all eligible employees.

Providing a safe and healthy work environment for our team members is a top priority and we empower them to take ownership in this effort. Each employee is assigned a safety-related training curriculum tailored to their job responsibilities. All employees are encouraged to report any conditions in their workplace that raise health or safety concerns without fear of retaliation.

ELS is a place where talent is recognized and internal growth is promoted. In addition to foundational safety and compliance training, team members participate in virtual and in-person learning experiences including formal new employee and manager development programs, a formal mentorship program, a "Knowledge Power Day" program providing office-based employees an opportunity to be fully immersed in the day-to-day operations at our communities, customer experience training focused on varying elements that support our values for property team members and diversity, equity and inclusion programs to support the sense of belonging, awareness and connection at ELS. We conduct annual performance, career development and compensation reviews for all employees to reward our employees based on merit and their contributions.

We continually assess and strive to enhance employee satisfaction and engagement. We solicit employee feedback and measure engagement through a variety of employee surveys. We look forward to inviting employees to participate in additional pulse surveys annually with focus on engagement and the overall employee experience.

Our People: Residents & Guests: ELS works to create a comfortable and welcoming environment for everyone – residents, guests and employees. With a culture of recognition and reputation for excellence, ELS teammates are empowered to take ownership in their jobs and help our customers create lasting memories. Our dedicated on-site management teams are encouraged to be ambassadors of their communities and are committed to consistently delivering an exceptional experience for our residents and guests. Hearing directly from our customers is critical, and the number of platforms through which our customers can contact us continues to grow. This customer feedback helps us to make informed business decisions focusing on the safety and health of our residents, guests and employees, while ensuring a positive experience for all.

Our People: Giving Back: ELS believes in supporting the communities we operate as well as the greater communities in which we live, work and play. In order to maximize our efforts at giving back, we leverage a multi-pronged approach to delivering on this commitment, which includes a focus on employee engagement, community giving, strategic sponsorship and nonprofit impact.

All benefits eligible employees can take paid time off annually to volunteer with a charitable organization of their choice. Team members are encouraged to use this time to make a difference in their communities and utilized over 5,500 Community Impact hours during the year ended December 31, 2022. Making a positive impact in the greater communities in which we operate not only helps us make a difference in the lives of others, but also enhances our knowledge of and connection to the people and places we serve. Throughout our Properties across North America, we work to create a comfortable and welcoming environment for everyone – residents, guests and employees. People helping people is the norm, and our Making a Difference in Our Communities program is designed to foster and support these acts of goodwill, generosity and neighborly care. Our strategic sponsorships leverage our communities to give back. Funded through the generosity of our employees and friends of ELS, ConsiderOthers is a 501(c)(3) non-profit charity that provides financial and other assistance to our residents and employees. These acts of kindness enhance the bonds our customers have with each other and to our communities. We are proud to help foster these efforts in our communities.

Our Places. Our Properties are located where our customers aspire to be – where they want to live, work and grow, where they want to retire or raise their family and where they want to vacation and spend their valued leisure time. We consider it a great responsibility to own and operate lifestyle-oriented properties among diverse landscapes and natural habitats and to ensure our properties remain desirable destinations for future generations. We are committed to maintaining biodiversity across our portfolio and operating assets that are connected to their local and natural environments. As a result, the consideration of environmental factors has always been part of our culture in the daily operation of our business.

Our Journey at ELS encompasses a three-part strategy to manage our impact, while also focusing on how we can provide environmental benefit beyond our own operations. Our focus is on reducing operational impact, enabling customer impact and enhancing positive impact. Underpinning Our Journey is a practice of continual innovation. We aim to reduce emissions from our operations through our investments in resource conservation, efficiency and renewable energy programs. We enable customer conservation and efficiency by providing recycling and composting offerings, promoting water reduction through education and technology and pursuing community-level certifications and procuring ENERGY STAR® certified homes to save our residents money and energy. We are committed to preserving biodiversity within our portfolio and providing outdoor access to our guests and residents. Our natural capital both within our properties and beyond through our collaboration with American Forests has positive climate benefits.

At ELS, we are taking steps to reduce our carbon footprint and our impact on the environment, including energy management, water management and waste management. Our environmental metrics consist primarily of the impact of our customers on our properties as well as ELS operational impacts. We have designed our strategy to reduce ELS' impact and promote the benefits of our properties, while enabling our customers to share in this journey with us. Lloyd's Register Quality Assurance ("LRQA") was retained to provide independent assurance of our 2021 environmental metrics to a limited level of assurance and materiality in the professional judgment of LRQA. LRQA's verification procedure is based on current best practice and is in accordance with ISAE 3000 and ISAE 3410.

At ELS, we focus on operating sustainable communities for our guests and residents to enjoy and believe community-level certifications provide the best representation of our sustainable business practices on our properties. Our focus extends beyond efficient buildings to sustainable communities through the National Association of RV Parks & Campgrounds (ARVC)'s Plan-It Green Friendly Park Program for our RV communities and state-level Clean Marina designations. Both programs provide external validation and recognition of our communities' implementation of best practices to promote a more sustainable operation.

We are committed to maintaining biodiversity across our portfolio and creating assets that are connected to their natural and local environments. ELS, in coordination with many local organizations, planted more than 4,000 trees on a 1.5-acre peninsula located within Colony Cove, a manufactured home community in Ellenton, FL, creating an environmentally beneficial microforest. Microforests are very dense plantings of native species and are a powerful way to help improve the quality of the urban environment and combat against climate change.

Our Purpose. It is of the utmost importance to us that we maintain the highest level of ethical standards in our processes, customs and policies. Whether we are working with customers or vendors, our actions are guided by a clear set of established principles. We hold ourselves accountable for ethical business practices. All facets of ELS, employees, management and our Board of Directors, are expected to act with honesty, integrity, fairness and respect.

Whether we are working with customers or vendors, our actions are guided by a clear set of established principles. We hold ourselves accountable for ethical business practices. All employees, management and our Board of Directors are expected to act with honesty, integrity, fairness and respect. To support this culture, all team members receive annual compliance training focused on compliant and ethical interactions with peers, residents, guests, vendors and others in our communities and offices.

Our Board of Directors recognizes that corporate governance is a developing and dynamic area warranting periodic review. Policies are in place and reviewed on an annual basis to support this purpose. All publicly available policies are reviewed and approved by senior management. To help employees report potential misconduct, we have a confidential multi-lingual Alertline for reporting Ethics and Compliance concerns and a confidential hotline for all employees to report workplace health and safety concerns.

We have a stakeholder engagement approach that enables us to understand our stakeholders' perceptions and concerns, encourages regular dialogue and leverages industry frameworks to communicate our ESG impacts. Further information on our sustainability strategy, which incorporates recommendations from the Task Force on Climate-related Financial Disclosures in our 2021 Sustainability Report and ESG efforts can be found on our website at https://www.equitylifestyleproperties.com/sustainability. The information on our internet site is not part of, nor incorporated into, this annual report on Form 10-K.

Leases or Usage Rights

At our Properties, a typical lease for the rental of a Site between us and the owner or renter of a home is month-to-month or for a one-year term, renewable upon the consent of both parties or, in some instances, as provided by statute. These leases are cancellable, depending on applicable law, for non-payment of rent, violation of Property rules and regulations or other specified defaults. Long-term leases are in effect at approximately 10,228 Sites in 25 of our MH Properties. Some of these leases are subject to rental rate increases based on the Consumer Price Index ("CPI"), in some instances allowing for pass-throughs of certain items such as real estate taxes, utility expenses and capital expenditures. Generally, adjustments to our rental rates, if appropriate, are made on an annual basis.

In Florida, which represents 38.2% of total sites and 44.3% of total property operating revenues, in connection with offering a Site in a MH community for rent, the MH community owner must deliver to the prospective resident a prospectus required by Florida Statutes Chapter 723.011, which must first be approved by the state's regulatory agency. The prospectus contains certain required disclosures regarding the community, the rights and obligations of the MH community owner and residents and a copy of the lease agreement. A prospectus may describe what factors the MH community owner can use to justify a rental rate increase and may contain limitations on the rights of the MH community to increase rental rates. However, in the absence of such limitations, the MH community owner may increase rental rates to market, subject to certain advance notice requirements and a statutory requirement that the rental increase and rental rates be reasonable. See further discussion below related to rent control legislation.

At Properties zoned for RV use, we have entered into agreements with residents who have usage rights on an annual basis and we have long-term relationships with many of our seasonal and transient residents and guests, who typically enter into short-term rental agreements. Generally, these residents and guests cannot live full time on these Properties for reasons including their seasonal nature. Many of them also leave deposits to reserve a Site for the following year.

Properties operated under the Thousand Trails brand are primarily utilized to serve subscription members. Available Sites within these Properties may also be utilized by non-members. A membership subscription grants the member access to these Properties on a continuous basis of up to 14 days in exchange for an annual payment. In addition, members are eligible to upgrade their subscriptions, which increase usage rights during the membership term. Each membership upgrade requires a non-refundable upfront payment, for which we offer financing options to eligible members. Most of the subscription contracts provide for an annual dues increase, usually based on increases in the CPI.

Regulations and Insurance

General. Our Properties are subject to a variety of laws, ordinances and regulations, including regulations relating to recreational facilities such as swimming pools, clubhouses and other common areas, regulations relating to providing utility services, such as electricity, and regulations relating to operating water and wastewater treatment facilities at certain Properties.

We believe that each Property has all material permits and approvals necessary to operate. We renew these permits and approvals in the ordinary course of business.

Insurance. Our Properties are insured against risks that may cause property damage and business interruption, including events such as fire, flood, earthquake, or windstorm. The relevant insurance policies contain deductible requirements, coverage limits and particular exclusions. Our current property and casualty insurance policies with respect to our MH and RV Properties, which we plan to renew, expire on April 1, 2023. We have a $125.0 million loss limit per occurrence with respect to our MH and RV all-risk property insurance program including named windstorms. This loss limit is subject to additional sub-limits as set forth in the policy form, including, among others, a $30.0 million aggregate loss limit for earthquakes in California. The deductibles for this policy primarily range from a $500,000 minimum to 5.0% per unit of insurance for most catastrophic events. For most catastrophic events, there is an additional one-time aggregate deductible of $2.0 million, which is capped at $1 million per occurrence. We have separate insurance policies with respect to our marina Properties. Those casualty policies, which we recently renewed, expire on November 1, 2023 and the property insurance program, which we plan to renew, expires on April 1, 2023 and has a $25.0 million per occurrence limit with a minimum deductible of $100,000 plus, for named windstorms, 5.0% per unit of insurance subject to a $500,000 minimum. A deductible indicates our maximum exposure, subject to policy limits and sub-limits, in the event of a loss.

Rent Control Legislation. At certain Properties, state and local rent control laws dictate the structure of rent increases and in some cases, outline the ability to recover the costs of capital improvements. Enactment of such laws has been considered at various times in other jurisdictions. We presently expect to continue to maintain Properties and may purchase additional properties in markets that are either subject to rent control or in which rent related legislation exists or may be enacted. For example, Florida law requires that rental increases be reasonable and Delaware law requires rental increases greater than the changes in the CPI to be justified. Also, certain jurisdictions in California in which we own Properties limit rent increases to changes in the CPI or some percentage of the CPI. As part of our effort to realize the value of Properties subject to restrictive regulations, we have initiated lawsuits at times against various municipalities imposing such regulations in an attempt to balance the interests of our stockholders with the interests of our residents and guests.

Membership Properties. Many states also have consumer protection laws regulating right-to-use or campground membership sales and the financing of such sales. Some states have laws requiring us to register with a state agency and obtain a permit to market (see Item 1A. Risk Factors). At certain Properties primarily used as membership campgrounds, state statutes limit our ability to close a Property unless a reasonable substitute Property is made available for members to use.

Industry

We believe that demand for manufactured housing, RV communities and marinas will continue to outpace supply in the near future. We expect much of this demand will continue to come from baby boomers, who may seek an active RV lifestyle or a permanent retirement or vacation establishment. In addition, we expect the exposure to Generation X, Millennials and Gen Z will contribute to the demand, as these groups focus on affordability, prefer housing quality over size and pursue unique experiences. We believe that our Properties and our business model provide an attractive destination for customers as they seek value in their housing and recreational options. Positive trends in categories such as customer demographics, the quality of manufactured housing construction and limited property supply, among others, fuel our belief that our Properties are well positioned for the future:

- *Barriers to Entry:* We believe that the supply of new properties in locations we target will be constrained by barriers to entry. While we have seen a modest increase in ground-up development, primarily of RV properties, the most significant barrier continues to be the difficulty of securing zoning permits from local authorities, particularly in geographic areas we target for investment. This has been the result of (i) the public perception of manufactured housing and (ii) the fact that MH and RV communities generate less tax revenue than conventional housing properties because the homes are treated as personal property (a benefit to the homeowner) rather than real property. Further, the length of time between investment in a property's development and the attainment of stabilized occupancy and the generation of profit is significant. The initial development of the infrastructure may take up to three years and once a property is ready for occupancy, it may be difficult to attract customers to an empty property.

- *Customer Base*: We believe that properties tend to achieve and maintain a stable rate of occupancy due to the following factors: (i) customers typically own their own homes, (ii) properties tend to foster a sense of community as a result of amenities, such as clubhouses and recreational and social activities, (iii) customers often sell their homes in-place (similar to site-built residential housing), resulting in no interruption of rental payments to us and (iv) moving a factory-built home from one property to another involves substantial cost and effort.

- *Lifestyle Choice*: There are currently over 1 million RV camp sites in privately owned RV parks and campgrounds in the United States per the National Association of RV Parks and Campgrounds ("ARVC"). According to the Recreational Vehicle Industry Association (the "RVIA") in 2021, RV ownership has reached record levels. More than 11.2 million households now own an RV, a 26% increase since 2011 and a 62% increase since 2001. RV ownership is split almost equally between those over and under the age of 55, with significant growth among 18 to 34 year-olds, who now make up 22% of the market. The 73 million people born in the United States from 1946 to 1964, or "baby boomers," make up one of the largest and fastest growing segments in this market. According to the RVIA, data suggested that RV sales are expected to benefit from an increase in demand from those born in the United States from 1980 to 2003, or millennials and Gen Z, over the coming years. The study showed that both age groups are becoming RVers for life with 84% of 18-to-34-year-olds planning to buy another RV in the next 5 years. The consumers most likely to purchase RVs, according to a study conducted with Nielsen in 2016 by Go RVing, a coalition of RV industry trade groups, are families searching for adventures, individuals looking for locations with natural beauty and opportunities for outdoor sports and recreation and kid-free adult adventurers enjoying the freedom, convenience and low-cost options of RVs. Ownership is spread widely not only across age levels but also across genders, as well as household income and education. According to "The 2021 North American Camping Report", the use of RVs as a primary camping accommodation by campers increased 14.7% from 2019 to 2020.

  According to the U.S. Census Bureau in 2019, every day 10,000 Americans turn 65 years old and all baby boomers will be at least age 65 by 2030. We believe that this population segment, seeking an active lifestyle, will provide opportunities for our future growth. As RV owners age and move beyond the more active RV lifestyle, they will often seek permanent retirement or vacation establishments. Manufactured homes and cottages have become an increasingly popular housing alternative. According to 2018 U.S. Census Bureau National Population Projections figures, the population of people ages 55 and older is expected to grow 17% within the next 15 years.

  We believe that the housing choices in our Properties are especially attractive to such individuals throughout this lifestyle cycle. Our Properties offer an appealing amenity package, close proximity to local services, social activities, low maintenance and a secure environment. In fact, many of our Properties allow for this cycle to occur within a single Property.

  The National Marine Manufacturers Association ("NMMA") released its 2021 U.S. Recreational Boating Statistical Abstract in January 2023. In a record year for the boating industry, 2021's total recreational marine expenditures reached a high of $56.7 billion, a 12.7% and 31.1% increase over 2020 and 2019, respectively. NMMA's data show 415,000 first-time boat buyers entered the market in 2020.

  The U.S. Bureau of Economic Analysis ("BEA") published figures confirming that the level of demand for recreational marine purchases has continued in 2021, with boat spending almost 50% higher than before the pandemic. According to the BEA, boating and fishing represent the largest outdoor recreation activities in the U.S., with $27.3 billion in current-dollar value added to the economy.

- *Construction Quality:* The Department of Housing and Urban Development's ("HUD") standards for manufactured housing construction quality are the only federal standards governing housing quality of any type in the United States. Manufactured homes produced since 1976 have received a "red and silver" government seal certifying that they were built in compliance with the federal code. The code regulates manufactured home design and construction, strength and durability, fire resistance and energy efficiency and the installation and performance of heating, plumbing, air conditioning, thermal and electrical systems. In newer homes, top grade lumber and dry wall materials are common. Also, manufacturers are required to follow the same fire codes as builders of site-built structures. In 1994, following the devastation left by Hurricane Andrew, HUD introduced regulations that established different wind zones across the country. As a result, any homes set in place since 1994 must be able to withstand wind speeds of 70 miles per hour in Zone 1, 100 miles per hour in Zone 2 and 110 miles per hour in Zone 3. While most of the United States is designated wind Zone 1, areas most likely to be impacted by hurricanes are either Zone 2 or Zone 3.

  Although construction of cottages, which are generally smaller homes, do not come under the same HUD regulations, they are built and certified in accordance with National Fire Protection Association ("NFPA") 1192-15 and American National Standards Institute ("ANSI") A119.5 consensus standards for park model recreational vehicles and have many of the same quality features. The RVIA operates a safety standards and inspection program that requires member manufacturers of all recreation vehicles, including park model RVs, to certify that each unit built complies with the requirements of the applicable standards.

- *Comparability to Site-Built Homes:* Since inception, the manufactured housing industry has experienced a trend toward multi-section homes. The average current manufactured homes are approximately 1,471 square feet. Many such homes have nine-foot or vaulted ceilings, fireplaces and as many as four bedrooms and closely resemble single-family ranch-style site-built homes at a fraction of the price. At our Properties, there is an active resale or rental market for these larger homes. According to the 2020 U.S. Census American Community Survey, manufactured homes represent 7.5% of single-family housing units.

• *Second Home and Vacation Home Demographics*: The National Association of Realtors ("NAR") recently released their 2021 Vacation Home Counties Report, which indicated that vacation home sales have been surging throughout the pandemic. In 2020, vacation home sales rose by 16.4%, outpacing the 5.6% growth in total existing-home sales. Vacation home sales have continued to pick up during January-April 2021, rising by 57.2% year-over-year, more than twice the 20% growth in total existing-home sales during the same period. The median existing home sales price on average rose by 14.2% in vacation home counties, compared to 10.1% in non-vacation home counties. The share of vacation home sales to total existing-home sales increased to 6.7% in the first four months of 2021, up from a 5% share in 2019. According to the NAR, the surge in the demand for vacation homes has occurred during the pandemic when people have been able to work from home, students are schooled virtually, people are taking safety precautions and staying away from crowded areas and with urban-based recreation limited by social distancing regulations.

In 2020, the number of recent home buyers who own more than one home was 17%, up from 16% in 2019, according to NAR. NAR reports that owning more than one property was most common for buyers aged 65 years and older at 22%. Additionally, NAR reports that of second homebuyers from October 2015 through September 2020, 39% purchased in resort areas, 16% purchased in small towns and 15% purchased in rural areas. Looking ahead, we expect continued strong demand from baby boomers and Generation X. We believe these individuals will continue to drive the market for second-home sales as vacation properties, investment opportunities, or retirement retreats. We believe it is likely that over the next decade we will continue to see high levels of second-home sales and that manufactured homes and cottages in our Properties will continue to provide a viable second-home alternative to site-built homes.

Notwithstanding our belief that the industry information highlighted above provides us with significant long-term growth opportunities, our short-term growth opportunities could be disrupted by the following:

• *Shipments:* According to statistics compiled by the U.S. Census Bureau, 2022 shipments of manufactured homes to dealers appeared to be the highest in over a decade, marking the first time that shipments exceeded over 100,000 for two consecutive years. According to the RVIA, wholesale shipments of RVs for 2022 ended with 493,268 shipments, providing the third highest annual shipment total on record. The 2021 shipment total surpassed the previous record set in 2017 of 504,600 shipments by 19%.



1. Source: RVIA
2. U.S. Census: Manufactured Homes Survey

- *Sales:* We believe consumers view RVs as a safe way to enjoy an active outdoor lifestyle, travel and see the country. While 2022 retail sales of RVs were 402,325, down approximately 22% from 2021, the enduring appeal of the RV lifestyle has translated into continued strength in RV sales, as 2021 and 2020 marked the highest sales years for the industry at 516,565 and 476,401, respectively. RV sales could continue to benefit from the increased demand from the baby boomers and Millennials. Financing options are also available as RV dealers typically have relationships with third-party lenders, who provide financing for the purchase of a RV.

- *Availability of financing:* Although RV financing is readily available, the economic and legislative environment has generally made it difficult for buyers of both manufactured homes and RVs to obtain financing. Legislation enacted in 2008 and effective in 2010, known as the SAFE Act (Secure and Fair Enforcement for Mortgage Licensing Act) requires community owners interested in providing financing to buyers of manufactured homes to register as mortgage loan originators in states where they engage in such financing. In comparison to financing available to buyers of site-built homes, the few third-party financing sources available to buyers of manufactured homes offer financing with higher down payments, higher rates and shorter maturities and loan approval is subject to more stringent underwriting criteria. See Item 1A. Risk Factors and our consolidated financial statements and related notes beginning on page F-1 of this Form 10-K for more detailed information.

  Under the existing administration, the Federal Housing Finance Agency (the "FHFA"), overseer of Fannie Mae, Freddie Mac (the "GSEs") and the Federal Home Loan Banks, has focused on equitable access to affordable and sustainable housing. In 2017, the FHFA published the Underserved Markets Plans for 2018-2020 (the "GSE Plans") under the Duty-To-Serve ("DTS") provisions mandated by the Federal Housing Enterprises Financial Safety and Soundness Act of 1992, as amended by the Housing and Economic Recovery Act of 2008. The GSEs subsequently added a 2021 Plan as a one-year extension and have since published their current 2022-2024 Plans.

  The FHFA mandate requires the GSE Plans to address leadership in developing loan products and flexible underwriting guidelines in underserved markets to facilitate a secondary market for mortgages on manufactured homes titled as real property or personal property, blanket loans for certain categories of manufactured housing communities, preserving the affordability of housing for renters and homebuyers, and housing in rural markets.

  While the FHFA and the current GSE 2022-24 DTS Plans may have a positive impact on the ability of our customers to obtain chattel financing, the actual impact on us, as well as the industry, cannot be determined at this time.

Available Information

We file reports electronically with the Securities and Exchange Commission ("SEC"). The SEC maintains a website that contains reports, proxy information and statements and other information regarding issuers that file electronically with the SEC at http://www.sec.gov. We also maintain a website with information about us as well as our press releases, investor presentations and filings with the SEC at http://www.equitylifestyleproperties.com, which can be accessed free of charge. We intend to post material on our website from time to time that contains material non-public information. The posting of such information is intended to comply with our disclosure requirements under Regulation Fair Disclosure. Accordingly, in addition to following our SEC filings and public conference calls, we encourage investors, the media and others interested in us to review the business and financial information we post on our website. The information contained on our website, or available by hyperlink from our website, is not incorporated into this Form 10-K or other documents we file with, or furnish to, the SEC. Requests for copies of our filings with the SEC and other investor inquiries should be directed to:

> Investor Relations Department
> Equity LifeStyle Properties, Inc.
> Two North Riverside Plaza
> Chicago, Illinois 60606
> Phone: 1-800-247-5279
> e-mail: investor_relations@equitylifestyle.com

Item 1A. Risk Factors

The following risk factors could cause our actual results to differ materially from those expressed or implied in forward-looking statements made in this Form 10-K and presented elsewhere by our management from time to time. These risk factors may have a material adverse effect on our business, financial condition, operating results and cash flows. Additional risks and uncertainties not presently known to us or that are currently not believed to be material may also affect our actual results.

Risks Relating to Our Operations and Real Estate Investments

The Economic Performance and Value of Our Properties Are Subject to Risks Associated with the Real Estate Industry.

The economic performance and value of our Properties could be adversely affected by various factors, many of which are outside of our control. These factors include but are not limited to the following:

- changes in the national, regional and/or local economies;
- the attractiveness of our Properties to customers, competition from other MH and RV communities and lifestyle-oriented properties and marinas and alternative forms of housing (such as apartment buildings and site-built single-family homes);
- the ability of MH, RV and boat manufacturers to adapt to changes in the economy and the availability of units from these manufacturers;
- the ability of our potential customers to sell or lease their existing residences in order to purchase homes or cottages at our Properties and heightened price sensitivity for seasonal and second homebuyers;
- the ability of our potential customers to obtain financing on the purchase of manufactured homes and cottages, RVs and/or boats;
- our ability to attract new customers and retain them for our membership subscriptions and upgrade sales business;
- our ability to collect payments from customers and pay or control operating costs, including real estate taxes and insurance;
- the ability of our assets to generate income sufficient to pay our expenses, service our debt and maintain our Properties;
- our ability to diversify, reconfigure our portfolio promptly in response to changing economic or other conditions and sell our Properties timely due to the illiquid nature of real estate investments;
- unfavorable weather conditions, especially on holiday weekends in the spring and summer months, which are peak business periods for our transient customers;
- changes in climate and the occurrence of natural disasters or catastrophic events, including acts of war and terrorist attacks;
- fluctuations in the exchange rate of the U.S. dollar to other currencies, primarily the Canadian dollar due to Canadian customers, who frequently visit our southern Properties;
- changes in U.S. social, economic and political conditions, laws and governmental regulations, including policies governing rent control, fair and equitable access to housing, property zoning, taxation, minimum wages, chattel financing, health care, foreign trade, regulatory compliance, manufacturing, development and investment;
- an inflationary environment in which the costs to operate and maintain our communities increase at a rate greater than our ability to increase rents;
- supply chain disruptions and tightening labor markets, which have affected and could affect our ability to obtain materials and skilled labor timely without incurring significant costs or delays for any development and expansion activities;
- fiscal policies, instability or inaction at the U.S. federal government level, which may lead to federal government shutdowns or negative impacts on the U.S. economy; and
- COVID-19, or other highly infectious or contagious diseases, which has had and could continue to have an adverse effect on our business.

Changes in or the occurrence of any of these factors could adversely affect our financial condition, results of operations, market price of our common stock and our ability to make expected distributions to our stockholders or result in claims, including, but not limited to, foreclosure by a lender in the event of our inability to service our debt.

Significant Inflation Could Negatively Impact Our Business.

Substantial inflationary pressures can adversely affect us by increasing the costs of materials, labor and other costs needed to operate our business. Higher construction costs could adversely impact our investments in real estate assets and our expected yields on development and value-add projects. In a highly inflationary environment, we may not be able to raise rental rates at or above the rate of inflation, which could reduce our profit margins. If we are unable to increase our rental prices to offset the effects of inflation, our business, results of operations, cash flows and financial condition could be adversely affected. In addition, interest rate increases enacted to combat inflation have caused market disruption and could continue to prevent us from acquiring or disposing of assets on favorable terms.

Inflation may also cause increased volatility in financial markets, which could affect our ability to access the capital markets or impact the cost or timing at which we are able to do so. To the extent our exposure to increases in interest rates on any of our debt is not eliminated through interest rate swaps and interest rate protection agreements, such increases will result in higher debt service costs, which will adversely affect our cash flows.

There is no guarantee that we will be able to mitigate the effects of inflation and related impacts, and the duration and extent of any prolonged periods of inflation, and any related adverse effects on our results of operations and financial condition, remain unknown at this time.

Economic Downturn in Markets with a Large Concentration of Our Properties May Adversely Affect Our Financial Condition, Results of Operations, Cash Flows and Ability to Make Distributions.

Our success is dependent upon economic conditions in the U.S. generally and in the geographic areas where a substantial number of our Properties are located. As we have a large concentration of properties in certain markets, most notably Florida, California and Northeast, which comprise 44.3%, 11.7% and 11.1%, respectively, of our total property operating revenue for the year ended December 31, 2022, adverse market and economic conditions in these areas could significantly affect factors, such as occupancy and rental rates and could have a significant impact on our financial condition, results of operations, cash flows and ability to make distributions. Furthermore, stay-at-home orders and travel restrictions could adversely impact the ability of our customers to visit our Properties. In a recession or under other adverse economic conditions, non-earning assets and write-downs are likely to increase as debtors fail to meet their payment obligations. Although we maintain reserves for credit losses in amounts that we believe are sufficient to provide adequate protection against potential write-downs in our portfolio, these amounts could prove to be insufficient.

Certain of Our Properties, Primarily Our RV Communities and Marinas, are Subject to Seasonality and Cyclicality.

Some of our RV communities and marinas are used primarily by vacationers and campers. These Properties experience seasonal demand, which generally increases in the spring and summer months and decreases in the fall and winter months. As such, results for a certain quarter may not be indicative of the results of future quarters. In addition, since our RV communities and marinas are primarily used by vacationers and campers, economic cyclicality resulting in a downturn that affects discretionary spending and disposable income for leisure-time activities could adversely affect our cash flows.

Our Properties May Not Be Readily Adaptable to Other Uses.

Properties in our portfolio, including marinas and certain RV communities, are specific-use properties and may contain features or assets that have limited alternative uses. These Properties may also have distinct operational functions that involve specific procedures and training. If the operations of any of those Properties becomes unprofitable due to industry competition, operational execution or otherwise, then it may not be feasible to operate that Property for another use and the value of certain features or assets used at that Property, or the Property itself, may be impaired. Should any of these events occur, our financial condition, results of operations and cash flows could be adversely impacted.

Competition for Acquisitions May Result in Increased Prices for Properties and Associated Costs and Increased Costs of Financing.

Other real estate investors with significant capital may compete with us for attractive investment opportunities. Such competition could increase prices for Properties and result in increased fixed costs, including real estate taxes. To the extent we are unable to effectively compete or acquire properties on favorable terms, our ability to expand our business could be adversely affected.

New Acquisitions May Fail to Perform as Expected and the Intended Benefits May Not Be Realized, Which Could Have a Negative Impact on Our Operations and the Market Price of Our Common Stock.

We may continue to acquire Properties. However, newly acquired Properties may fail to perform as expected and could pose risks for our ongoing operations including the following:

- integration may prove costly or time-consuming and may divert our attention from the management of daily operations;

- we may be unable to access capital or we may encounter difficulties, such as increases in financing costs;
- we may incur costs and expenses associated with undisclosed or potential liabilities;
- we may experience a real estate tax re-assessment imposed by local governmental authorities that may result in higher real estate taxes than anticipated;
- unforeseen difficulties may arise in integrating an acquisition into our portfolio;
- expected synergies may not materialize; and
- we may acquire properties in new markets where we face risks associated with lack of market knowledge such as understanding of the local economy, the local government and/or local permit procedures.

As a result of the foregoing, we may not accurately estimate or identify all costs necessary to bring an acquired Property up to standards established for our intended market position. As such, we cannot provide assurance that any acquisition we make will be accretive to us in the near term or at all. Furthermore, if we fail to realize the intended benefits of an acquisition, the market price of our common stock could decline to the extent that the market price reflects those anticipated benefits.

Development and Expansion Properties May Fail to Perform as Expected and the Intended Benefits May Not Be Realized, Which Could Have a Negative Impact on Our Operations and the Market Price of Our Common Stock.

We may periodically consider development and expansion activities, which are subject to risks such as construction costs exceeding original estimates and construction and lease-up delays resulting in increased costs and lower than expected revenues. The construction and building industry, similar to many other industries, is experiencing worldwide supply chain disruptions due to a multitude of factors that are beyond our control. As a result, we may be unable to complete our development or redevelopment projects timely and/or within our budget, which may affect our ability to lease to potential customers and adversely affect our business, financial condition and results of operations. To the extent we engage third-party contractors to complete development or expansion activities, there is no guarantee that they can complete these activities on time and in accordance with our plans and specifications. We may also be unable to obtain necessary entitlements and required governmental permits that could result in increased costs or the delay or abandonment of these activities. Additionally, there can be no assurance that these properties will operate better as a result of development or expansion activities due to various factors, including lower than anticipated occupancy and rental rates causing a property to be unprofitable or less profitable than originally estimated.

We Regularly Expend Capital to Maintain, Repair and Renovate Our Properties, Which Could Negatively Impact Our Financial Condition, Results of Operations and Cash Flows.

We may, or we may be required to, from time to time, make significant capital expenditures to maintain or enhance the competitiveness of our Properties, including infrastructure improvements. In addition, as most of our residents own their homes located in our Properties, the replacement, repairs and refurbishment of these homes may not be within our control. If our Properties are not as attractive to current and prospective customers as compared to the properties owned by our competitors, we could lose customers or suffer lower rental rates. There is no assurance that any capital expenditure would result in higher occupancy or higher rental rates. In addition, the price of commodities and skilled labor for our construction projects may increase unpredictably due to external factors, including supply chain disruptions. It is uncertain whether we would be able to source the essential commodities, supplies, materials, and skilled labor timely or at all without incurring significant costs or delays, particularly during times of economic uncertainty resulting from events outside of our control, including, but not limited to, the effects of COVID-19. To the extent that the expenditures exceed our available cash, we may need to secure new financing.

Our Ability to Renew Ground Leases Could Adversely Affect Our Financial Condition and Results of Operations.

We own the buildings and leasehold improvements at certain Properties that are subject to long-term ground leases. For various reasons, landowners may not want to renew the ground lease agreements with similar terms and conditions, if at all, which could adversely impact our ability to operate these Properties and generate revenues. We have 10 Properties in our portfolio subject to ground lease agreements for land.

Our Ability to Sell or Rent Manufactured Homes Could Be Impaired, Resulting in Reduced Cash Flows.

Selling and renting homes is a primary part of our business. Our ability to sell or rent manufactured homes could be adversely affected by any of the following factors:

- disruptions in the single-family housing market;
- local conditions, such as an oversupply of lifestyle-oriented properties or a reduction in demand for lifestyle-oriented properties;
- increased costs to acquire homes;

- our ability to obtain an adequate supply of homes at reasonable costs from MH suppliers;
- our ability to acquire or develop existing land suitable for home building;
- the ability of customers to obtain affordable financing; and
- demographics, such as the retirement of "baby boomers" and their demand for access to our lifestyle-oriented Properties.

Regulation of Chattel Financing May Affect Our Ability to Sell Homes.

Since 2010, the regulatory environment has made it difficult for purchasers of manufactured homes and RVs to obtain financing. The Secure and Fair Enforcement for Mortgage Licensing Act requires community owners interested in providing financing for customer purchases of manufactured homes to register as mortgage loan originators in states where they engage in such financing. In addition, the Dodd-Frank Wall Street Reform and Consumer Protection Act amended the Truth in Lending Act and other consumer protection laws by adding requirements for residential mortgage loans, including limitations on mortgage origination activities, restrictions on high-cost mortgages and new standards for appraisals. The law also requires lenders to make a reasonable investigation into a borrower's ability to repay a loan. These requirements make it more difficult for homeowners to obtain affordable financing to obtain loans to purchase manufactured housing or RVs. Homeowners' ability to obtain affordable financing could affect our ability to sell homes.

Our Investments in Joint Ventures Could Be Adversely Affected by Our Lack of Sole Decision-Making Authority Regarding Major Decisions, Our Reliance on Our Joint Venture Partners' Financial Condition, Any Disputes That May Arise Between Us and Our Joint Venture Partners and Our Exposure to Potential Losses From the Actions of Our Joint Venture Partners.

We have joint ventures with other investors. We currently and may continue to acquire properties or make investments in joint ventures with other persons or entities when we believe circumstances warrant the use of such structures. Joint venture investments involve risks not present with respect to our wholly owned Properties, including the following:

- Our joint venture partners may experience financial distress, become bankrupt or fail to fund their share of required capital contributions due to adverse economic conditions, which could delay construction or development of a property, increase our financial commitment to the joint venture or adversely impact the ongoing operations of the joint venture;
- Our joint venture partners may have business interests or goals with respect to a property that conflict with our business interests and goals, which could increase the likelihood of disputes regarding the ownership, management or disposition of the property and
- We may be unable to take actions that are opposed by our joint venture partners under arrangements that require us to share decision-making authority over major decisions affecting the ownership or operation of the joint venture and any property owned by the joint venture, such as the sale or financing of the property or the making of additional capital contributions for the benefit of the venture.

At times we have entered into agreements providing for joint and several liability with our partners. Frequently, we and our partners may each have the right to trigger a buy-sell arrangement, which could cause us to sell our interest, or acquire our partners' interest, at a time when we otherwise would not have initiated such a transaction. Any of these risks could materially and adversely affect our ability to generate and recognize attractive returns on our joint venture investments, which could have a material adverse effect on our results of operations, financial condition and distributions to our stockholders.

There is a Risk of Accidents, Injuries or Outbreaks Occurring at Our Properties Which May Negatively Impact Our Operations.

While we maintain and promote safety at our Properties, there are inherent risks associated with certain features, assets and activities at our communities. An accident, injury or outbreak at any of our communities, particularly an accident, injury or outbreak involving the safety of residents, guests and employees, may be associated with claims against us involving higher assertions of damages and/or higher public visibility. The occurrence of an accident, injury or outbreak at any of our communities could also cause damage to our brand or reputation, lead to loss of consumer confidence in us, reduce occupancy at our communities and negatively impact our results of operations.

Our Success Depends, in Part, on Our Ability to Attract and Retain Talented Employees.

Our ability to attract, retain and motivate talented employees could significantly impact our future performance. Competition for these individuals is intense and there is no assurance that we will retain our key officers and employees or that we will be able to attract and retain other highly qualified individuals in the future.

Our Business Operations are Dependent on the Effective Operation of Technology.

We rely on software and computer systems to process and store information required for our business operations. Any disruption to these systems or to third-party vendors that maintain these systems could adversely affect our business operations. While we maintain and require our vendors to maintain appropriate back-up copies of our information, transitioning to a new system or vendor can be time-consuming and disruptive. Additionally, it is important for us to explore and evolve with new developments in technology to stay competitive. For example, our consumers rely on our technology platforms to make reservations; and therefore, these user interfaces must be understandable and easy to use. It may require investment of both time and expense to implement a new system or upgrade our existing technology. Interruptions to any of the above could lead to lost revenues, interruptions in our business operations and damage to our business reputation.

The COVID-19 pandemic and other health crises could materially and adversely impact or disrupt our business, including our financial condition, results of operations and cash flows.

Pandemics, epidemics, or other health crises, including COVID-19, have had and could have significant repercussions across regional, national and global economies and financial markets. These events have caused and could in the future cause many U.S. cities and states, including cities and states where our offices and properties are located, to implement measures to combat such a health crisis, including restrictions impacting individuals (including our current and potential residents and customers) and the manner in which businesses may continue to operate.

The COVID-19 pandemic and other future health crises have had and could have an adverse effect on our financial condition, results of operations, cash flows and ability to make distributions, which impact could be material, due to, among other factors:

- Weaknesses in national, regional or local economies may prevent our residents and customers from paying rent in full or on a timely basis. Federal, state, local and industry-initiated efforts, including eviction moratoriums, have affected and may continue to affect our ability to collect rent or enforce remedies for the failure to pay rent. These efforts could lead to an increase in our recognition of credit losses related to our rent receivables.
- A general decline in business activity, discretionary spending or travel, due to health concerns, travel restrictions, or other governmental regulations, could result in lower occupancy and lower home sales, fewer seasonal and transient customers, fewer membership subscription purchases or existing customers failing to pay annual subscription fees or installments on financed upgrade sales.
- A severe disruption and instability in the global financial markets or a deterioration in credit and financing conditions may affect our ability to access capital necessary to fund business operations, including the acquisition or expansion of properties, or replace or renew maturing liabilities on a timely basis, on attractive terms, or at all and may adversely affect the valuation of financial assets and liabilities.
- An outbreak of COVID-19 or other future pandemic, that directly affects, or threatens to directly affect, any of our properties could also deter or prevent our on-site personnel from reporting to work. The effects of any resulting remote work arrangements for an extended period of time, could strain our business continuity plans, introduce operational risk, including but not limited to cybersecurity risks, and impair our ability to manage our business. Further, mitigation and other measures to support and protect our employees could result in increased labor costs.

The fluidity of the circumstances resulting from COVID-19 precludes any prediction as to the ultimate adverse impact of COVID-19, and we can provide no assurance that there will not be lasting changes in consumer behavior as a result of the COVID-19 pandemic or other future health crisis that may impact our business. To the extent a pandemic, epidemic or other health crisis adversely affects our business, results of operations, cash flows and financial condition, it may also continue to heighten many of the other risks described elsewhere in this Item 1A, Risk Factors.

Risks Relating to Governmental Regulation and Potential Litigation

Changes to Federal and State Laws and Regulations Could Adversely Affect Our Operations and the Market Price of Our Common Stock.

Our business operations are subject to certain federal and state laws and regulations including but not limited to the following:

- *Rent Control Legislation*

Certain of our Properties are subject to state and local rent control regulations that dictate rent increases and our ability to recover increases in operating expenses and the costs of capital improvements. In addition, in certain jurisdictions, such regulations allow residents to sell their homes for a price that includes a premium above the intrinsic value of the homes. The premium represents the value of the future discounted rent-controlled rents, which is fully capitalized into the prices of the homes sold. In our view, such regulations result in a transfer to the residents of the value of our land, which would otherwise be reflected in market rents. As part of our effort to realize the value of Properties subject to restrictive regulation, we have initiated lawsuits at various times against various municipalities imposing such regulations in an attempt to balance the interests of our stockholders with the interests of our customers. In addition, we operate certain of our Properties and may acquire additional properties, in high cost markets where the demand for affordable housing may result in the adoption of new rent control legislation that may impact rent increases.

We also own Properties in certain areas of the country where rental rates at our Properties have not increased as fast as real estate values either because of locally imposed rent control or long term leases. In such areas, certain local government entities have at times investigated the possibility of seeking to take our Properties by eminent domain at values below the value of the underlying land. While no such eminent domain proceeding has been commenced and we anticipate exercising all of our rights in connection with any such proceeding, successful condemnation proceedings by municipalities could adversely affect our financial condition.

Resident groups have previously filed lawsuits against us seeking to limit rent increases and/or seeking large damage awards for our alleged failure to properly maintain certain Properties or other resident related matters. An adverse finding against us in any such proceeding could materially and adversely affect our results of operations, financial condition and distributions to our stockholders.

- *Occupational, Safety and Health Act*

Our Properties are subject to regulation under the federal Occupational, Safety and Health Act ("OSHA"), which requires employers to provide employees with an environment free from hazards, such as exposure to toxic chemicals, excessive noise levels, mechanical dangers, heat or cold stress and unsanitary conditions. Although we believe that our Properties are in compliance in all material respects with applicable requirements, complying with OSHA and similar laws can be costly and any failure to comply with these regulations could result in penalties or potential litigation.

- *Americans with Disabilities Act*

Under the Americans with Disabilities Act ("ADA"), all public accommodations and commercial facilities must meet certain federal requirements related to access and use by disabled persons. Although we believe that our Properties are in compliance in all material respects with applicable requirements, noncompliance with the ADA or related laws or regulations could result in the U.S. government imposing fines or private litigants being awarded damages against us. Such costs may adversely affect our ability to make distributions or payments to our investors. Compliance with the ADA requirements could involve removal of structural barriers to access or use by disabled persons. Other federal, state and local laws may require modifications to or restrict further renovations of our Properties with respect to such access or use.

Additionally, Title III of the ADA has been interpreted by the U.S. courts to include websites as "places of public accommodations". For our websites to be ADA compliant, they must be accessible. While no laws have been passed related to website accessibility, the recognized de facto standard in the U.S. is the Web Content Accessibility Guideline. We may incur costs to make our websites ADA compliant or face litigation if they are not compliant.

Laws and Regulations Relating to Campground Membership Sales and Properties Could Adversely Affect the Value of Certain Properties and Our Cash Flows.

Many of the states in which we operate have laws regulating campground membership sales and properties. These laws generally require comprehensive disclosure to prospective purchasers and usually give purchasers the right to rescind their purchase between three to five days after the date of sale. Some states have laws requiring us to register with a state agency and obtain a permit to market. We are subject to changes, from time to time, in the application or interpretation of such laws that can affect our business or the rights of our members.

In some states, including California, Oregon and Washington, laws place limitations on the ability of the owner of a campground property to close the property unless the customers at the property receive access to a comparable property. The impact of the rights of customers under these laws is uncertain and could adversely affect the availability or timing of sale opportunities or our ability to realize recoveries from Property sales.

Certain consumer rights and defenses that vary from jurisdiction to jurisdiction may affect our portfolio of contracts receivable. Examples of such laws include state and federal consumer credit and truth-in-lending laws requiring the disclosure of finance charges and usury and retail installment sales laws regulating permissible finance charges.

Environmental Risks

Natural Disasters Could Adversely Affect the Value of Our Properties, Our Financial Condition, Results of Operations and Cash Flows.

We are subject to risks associated with natural disasters, including but not limited to hurricanes, storms, fires and earthquakes. As of December 31, 2022, we owned or had an ownership interest in 449 Properties, including 136 Properties and 19 marinas located in Florida and 49 Properties located in California. The occurrence of a natural disaster or other catastrophic event in any of these areas may cause a sudden decrease in the value of our Properties and result in an adverse effect to our financial condition, results of operations and cash flows.

Climate Change May Adversely Affect Our Business.

Climate change could increase the frequency and severity of natural disasters and change weather patterns. To the extent climate change causes changes in weather patterns, our markets could experience increases in storm intensity, frequency and magnitude of hurricanes, wildfires, rising sea levels, drought and changes to precipitation and temperatures. The physical effects of climate change could have a material adverse effect on our properties, operations and business. If there are prolonged disruptions at our properties due to extreme weather or natural disasters, our results of operations and financial condition could be materially adversely affected. Our properties are dependent on state and local utility infrastructure for delivery of energy, water supply and/or other utilities. We do not control investment in that infrastructure and the condition of the infrastructure and supply of the utilities may not be sufficient to handle impact resulting from climate change. Over time, these conditions could result in increased incidents of physical damage to our Properties, declining demand for our Properties and increased difficulties operating them. Climate change may also have indirect effects on our business by increasing the cost of (or making unavailable) property insurance on terms we find acceptable, increasing the cost of (or making unavailable) energy, water supply and other utilities at our Properties and requiring us to expend funds as we seek to repair and protect our Properties against such risks.

In addition, climate change could lead to transition risks such as changes in federal, state and local legislation and regulation, which may require increased capital expenditures at our Properties. Additionally, these capital expenditures may or may not result in lower on-going expenses or make an impact on the desirability of our Properties and our ability to attract high quality residents and guests. Any such losses, increases in costs or business interruptions could adversely affect our financial condition and operating results.

Environmental and Utility-Related Problems are Possible and Can Be Costly.

Federal, state and local laws and regulations relating to the protection of the environment may require a current or previous owner or operator of real property to investigate and clean up hazardous or toxic substances or lead or petroleum product releases at such property. The owner or operator may have to pay a governmental entity or third parties for property damage and for investigation and clean-up costs incurred by such parties in connection with the contamination. Properties containing lead may require removal of the material. This can be costly and, if the lead infiltrates the groundwater or other water supply, further remediation may be necessary. Such laws typically impose clean-up responsibility and liability without regard to whether the owner or operator knew of or caused the presence of the contaminants. Even if more than one person may have been responsible for the contamination, each person covered by the environmental laws may be held responsible for all of the clean-up costs incurred. In addition, third parties could sue the owner or operator of a site for damages and costs resulting from environmental contamination emanating from that site.

Environmental laws also govern the presence, maintenance and removal of environmental contamination, including asbestos, wastewater discharge and oil spills. Such laws require that owners or operators of properties containing hazardous or toxic substances to properly manage them. Owners or operators of properties containing asbestos must notify and train those who may come into contact with asbestos and undertake special precautions, including removal or other abatement, if asbestos would be disturbed during renovation or demolition of a building. Such laws may impose fines and penalties on real property owners or operators who fail to comply with these requirements and may allow third parties to seek recovery from owners or operators for personal injury associated with exposure to asbestos fibers. Moreover, certain of our marinas are located on waterways that are subject to federal laws, including the Clean Water Act and the Oil Pollution Act, as well as analogous state laws regulating navigable waters, oil pollution (including prevention and cleanup of the same), adverse impacts to fish and wildlife, and other matters. For example, under the Oil Pollution Act, owners and operators of vessels and onshore facilities may be subject to liability for removal costs and damages arising from an oil spill in waters of the United States.

Utility-related laws and regulations also govern the provision of utility services. Such laws regulate, for example, how and to what extent owners or operators of property can charge renters for provision of utilities. Such laws also regulate the operations and performance of utility systems and may impose fines and penalties on real property owners or operators who fail to comply with these requirements. The regulations may also require capital investment to maintain compliance.

Stakeholder Evaluations of ESG Matters May Impact Our Ability to Attract Investors and Could Have a Negative Impact on Our Reputation.

Evaluations of ESG Matters are important to investors and other stakeholders. Some investors may use ESG Matters to guide their investment strategies. ESG assessments by certain organizations that provide corporate governance and other corporate risk advisory services to investors provide scores and ratings to evaluate companies based upon publicly available information. In addition, investors, particularly institutional investors, may use ESG or sustainability scores to benchmark companies against their peers. The methodologies by which ESG Matters are assessed may vary among evaluators. Some investors focus on disclosures of ESG-related business practices and scores when choosing to allocate their capital and may consider a company's score in making an investment decision. Although we have undertaken and continue to pursue ESG initiatives and disclosures, there can be no assurance that we will score highly on ESG Matters across evaluators in the future. In addition, the criteria by which companies are rated may change, which could cause the Company to score differently or worse than it has in the past and may result in investors deciding to refrain from investing in us and/or result in a negative perception of the Company.

Risks Relating to Debt and the Financial Markets

Our Substantial Indebtedness Could Adversely Affect Our Financial Condition and Results of Operations.

Our business is subject to risks normally associated with debt financing. The total principal amount of our outstanding indebtedness was approximately $3,416.1 million as of December 31, 2022, of which $198.0 million, or 5.80%, is related to our line of credit and $92.5 million of secured debt, or 2.71%, matures in 2023. Our substantial indebtedness and the cash flows associated with serving our indebtedness could have important consequences, including the risks that:

- our cash flows could be insufficient to pay distributions at expected levels and meet required payments of principal and interest;
- we might be required to use a substantial portion of our cash flows from operations to pay our indebtedness, thereby reducing the availability of our cash flows to fund the implementation of our business strategy, acquisitions, capital expenditures and other general corporate purposes;
- our debt service obligations could limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;
- terms of refinancing may not be as favorable as the terms of existing indebtedness, resulting in higher interest rates that could adversely affect net income, cash flows and our ability to service debt and make distributions to stockholders;
- if principal payments due at maturity cannot be refinanced, extended or paid with proceeds of other capital transactions, such as new equity capital, our cash flows may not be sufficient in all years to repay all maturing debt; and
- to the extent that any Property is cross-collateralized with any other Properties, any default under the mortgage note relating to one Property could result in a default under the financing arrangements relating to other Properties that also provide security for that mortgage note or are cross-collateralized with such mortgage note.

Our Ability to Obtain Mortgage Financing or Refinance Maturing Mortgages May Adversely Affect Our Financial Condition.

Lenders' demands on borrowers as to the quality of the collateral and related cash flows may make it challenging to secure financing on attractive terms or at all. Market factors including increases in the U.S. federal reserve funds rate may result in an increase in market interest rates, which could increase the costs of refinancing existing indebtedness or obtaining new debt.

Additionally, disruptions in capital and credit markets, including potential reforms to Fannie Mae and Freddie Mac, could impact both the capacity and liquidity of lenders, resulting in financing terms that are less attractive to us and/or the unavailability of certain types of debt financing. This could have an adverse effect on our ability to refinance maturing debt, react to changing economic and business conditions or access capital necessary to fund business operations, including the acquisition or expansion of properties.

Financial Covenants Could Adversely Affect Our Financial Condition.

If a Property is mortgaged to secure payment of indebtedness and we are unable to meet mortgage payments, the mortgagee could foreclose on the Property, resulting in loss of income and asset value. The mortgages on our Properties contain customary negative covenants, which among other things limit our ability, without the prior consent of the lender, to further mortgage the Property and to discontinue insurance coverage. In addition, our unsecured credit facilities contain certain customary restrictions, requirements and other limitations on our ability to incur indebtedness, including total debt-to-assets ratios, debt service coverage ratios and minimum ratios of unencumbered assets to unsecured debt. Foreclosure on mortgaged Properties or an inability to refinance existing indebtedness would likely have a negative impact on our financial condition and results of operations.

Our Degree of Leverage Could Limit Our Ability to Obtain Additional Financing.

Our debt-to-market-capitalization ratio (total debt as a percentage of total debt plus the market value of the outstanding common stock and OP Units held by parties other than us) was approximately 21.3% as of December 31, 2022. The degree of leverage could have important consequences to stockholders, including an adverse effect on our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, development or other general corporate purposes and could make us more vulnerable to a downturn in business or the economy generally.

We May Be Able to Incur Substantially More Debt, Which Would Increase the Risks Associated With Our Substantial Leverage.

Despite our current indebtedness levels, we may still be able to incur substantially more debt in the future. If new debt is added to our current debt levels, an even greater portion of our cash flow will be needed to satisfy our debt service obligations. As a result, the related risks that we now face could intensify and increase the risk of a default on our indebtedness.

We May Be Adversely Affected By Changes in LIBOR Reporting Practices or the Method in Which LIBOR Is Determined.

The Financial Conduct Authority ceased publishing one-week and two-month rates after December 31, 2021, and announced it intends to stop compelling banks to submit rates for the calculation of LIBOR for all remaining U.S. dollar panels after June 30, 2023. In December 2022, the Federal Reserve Board adopted a final rule that identifies benchmark rates based on SOFR to replace LIBOR in certain financial contracts after June 30, 2023, and the Financial Accounting Standards Board issued final guidance that defers the sunset date for applying reference rate reform to December 31, 2024.

Our floating rate borrowings are indexed to USD-LIBOR and we are monitoring this activity and evaluating the related risks. Although the full impact of such reforms and actions, together with any transition away from LIBOR, including the potential or actual discontinuance of LIBOR publication, remains unclear, these changes could have a material adverse impact on the availability of financing, including LIBOR-based loans and as a result on our financing costs.

Risks Related to Our Company Ownership

Provisions of Our Charter and Bylaws Could Inhibit Changes of Control.

Certain provisions of our charter and bylaws may delay or prevent a change of control or other transactions that could provide our stockholders with a premium over the then-prevailing market price of their common stock or future series of preferred stock, if any, which might otherwise be in the best interest of our stockholders. These include the Ownership Limit described below. Also, any future series of preferred stock may have certain voting provisions that could delay or prevent a change of control or other transaction that might involve a premium price or otherwise be beneficial to our stockholders.

Maryland Law Imposes Certain Limitations on Changes of Control.

Certain provisions of the Maryland General Corporation Law ("MGCL") prohibit "business combinations" (including certain issuances of equity securities) with any person who beneficially owns 10% or more of the voting power of our outstanding common stock, or with an affiliate of ours, who, at any time within the two-year period prior to the date in question, was the owner of 10% or more of the voting power of our outstanding voting stock (an "Interested Stockholder"), or with an affiliate of an Interested Stockholder. These prohibitions last for five years after the most recent date on which the Interested Stockholder became an Interested Stockholder. After the five-year period, a business combination with an Interested Stockholder must be approved by two super-majority stockholder votes unless, among other conditions, our common stockholders receive a minimum price for their shares and the consideration is received in cash or in the same form as previously paid by the Interested Stockholder for shares of our common stock. The Board of Directors has exempted from these provisions under Maryland law any business combination with Samuel Zell, who is Chairman of our Board of Directors, certain holders of OP Units who received them at the time of our initial public offering and our officers who acquired common stock at the time we were formed and each and every affiliate of theirs.

Additionally, Subtitle 8 of Title 3 of the MGCL permits our Board of Directors, without stockholder approval and regardless of what is currently provided in our charter or bylaws, to elect to be subject to certain provisions relating to corporate governance that may have the effect of delaying, deferring or preventing a transaction or a change of control of our company that might involve a premium to the market price of our common stock or otherwise be in our stockholders' best interests. These provisions include a classified board; two-thirds vote to remove a director; that the number of directors may only be fixed by the Board of Directors; that vacancies on the board as a result of an increase in the size of the board or due to death, resignation or removal can only be filled by the board and the director appointed to fill the vacancy serves for the remainder of the full term of the class of director in which the vacancy occurred and a majority requirement for the calling by stockholders of special meetings. Through provisions in our charter and bylaws unrelated to Subtitle 8, we already (a) require a two-thirds vote for the removal of any director from the board and (b) vest in the board the exclusive power to fix the number of directorships provided that, if there is stock outstanding and so long as there are three or more stockholders, the number is not less than three. In the future, our Board of Directors may elect, without stockholder approval, to make us subject to the provisions of Subtitle 8 to which we are not currently subject.

Our Board of Directors has power to adopt, alter or repeal any provision of our bylaws or make new bylaws, provided, however, that our stockholders may, with certain exceptions, alter or repeal any provision of our bylaws and adopt new bylaws if any such alteration, repeal or adoption is approved by the affirmative vote of a majority of all votes entitled to be cast on the matter.

Changes in Our Investment and Financing Policies May Be Made Without Stockholder Approval.

Our investment and financing policies and our policies with respect to certain other activities, including our growth, debt, capitalization, distributions, REIT status and operating policies, are determined by our Board of Directors. Although our Board of Directors has no present intention to do so, these policies may be amended or revised from time to time at the discretion of our Board of Directors without notice to or a vote of our stockholders. Accordingly, stockholders may not have control over changes in our policies and changes in our policies may not fully serve the interests of all stockholders.

Conflicts of Interest Could Influence Our Decisions.

Certain stockholders could exercise influence in a manner inconsistent with stockholders' best interests. Mr. Zell and certain related entities, directly or indirectly, beneficially own shares of our common stock and OP Units as disclosed in our Proxy Statement on Schedule 14A for the 2023 Annual Meeting incorporated by reference herein. Mr. Zell is the chairman of our Board of Directors. Accordingly, Mr. Zell has significant influence on our management and operation. Such influence could be exercised in a manner that is inconsistent with the interests of other stockholders. In addition, Mr. Zell and related entities continue to be involved in other investment activities. Mr. Zell and related entities have a broad and varied range of investment interests, including interests in other real estate investment companies that own other forms of housing, including multifamily housing. Mr. Zell and related entities may acquire interests in other companies. Mr. Zell may not be able to control whether any such company competes with us.

Risks Relating to Our Common Stock

We Depend on Our Subsidiaries' Dividends and Distributions.

Substantially all of our assets are owned indirectly by the Operating Partnership. As a result, we have no source of cash flows other than distributions from our Operating Partnership. For us to pay dividends to holders of our common stock, the Operating Partnership must first distribute cash to us. Before it can distribute the cash, our Operating Partnership must first satisfy its obligations to its creditors.

Market Interest Rates May Have an Effect on the Value of Our Common Stock.

One of the factors that investors consider important in deciding whether to buy or sell shares of a REIT is the distribution rates with respect to such shares (as a percentage of the price of such shares) relative to market interest rates. If market interest rates go up, prospective purchasers of REIT shares may expect a higher distribution rate. Higher interest rates would not, however, result in more of our funds to distribute and, in fact, would likely increase our borrowing costs and potentially decrease funds available for distribution. Thus, higher market interest rates could cause the market price of our publicly traded securities to go down.

Issuances or Sales of Our Common Stock May Be Dilutive.

The issuance or sale of substantial amounts of our common stock could have a dilutive effect on our actual and expected earnings per share, FFO per share and Normalized Funds from Operations ("Normalized FFO") per share. We may sell shares of our common stock under our ATM equity offering program from time-to-time. During the year ended December 31, 2022, we sold 328,123 shares of our common stock through our prior ATM equity offering program. On February 24, 2022, we entered into our current ATM equity offering program with an aggregate offering price of up to $500.0 million. As of December 31, 2022, the full capacity of our current ATM equity offering program remained available for issuance.The actual amount of dilution cannot be determined at this time and would be dependent upon numerous factors which are not currently known to us.

Our Share Price Could Be Volatile and Could Decline, Resulting in A Substantial or Complete Loss on Our Stockholders' Investment.

We list our common stock on the New York Stock Exchange (the "NYSE") and our common stock could experience significant price and volume fluctuations. Investors in our common stock may experience a decrease in the value of their shares, including decreases unrelated to our operating performance or prospects. The price of our common stock could be subject to wide fluctuations in response to a number of factors, including:

- issuances of other equity securities in the future, including new series or classes of preferred stock;
- our operating performance and the performance of other similar companies;
- our ability to maintain compliance with covenants contained in our debt facilities;
- actual or anticipated variations in our operating results, funds from operations, cash flows or liquidity;
- changes in expectations of future financial performance or changes in our earnings estimates or those of analysts;
- changes in our distribution policy;
- publication of research reports about us or the real estate industry generally;
- increases in market interest rates that lead purchasers of our common stock to demand a higher dividend yield;
- changes in market valuations of similar companies;
- adverse market reaction to the amount of our debt outstanding at any time, the amount of our debt maturing in the near-term and medium-term and our ability to refinance our debt, or our plans to incur additional debt in the future;
- additions or departures of key management personnel;
- speculation in the press or investment community;
- equity issuances by us, or share resales by our stockholders or the perception that such issuances or resales may occur;
- addition to, or removal from, market indexes used by investors to make investment decisions;
- actions by institutional stockholders; and
- general market and economic conditions.

Many of the factors listed above are beyond our control. Those factors may cause the market price of our common stock to decline significantly, regardless of our financial condition, results of operations and prospects. It is impossible to provide any assurance that the market price of our common stock will not fall in the future and it may be difficult for holders to resell shares of our common stock at prices they find attractive, or at all. In the past, securities class action litigation has often been instituted against companies following periods of volatility in their stock price. This type of litigation could result in substantial costs and divert our management's attention and resources.

Risks Relating to REITs and Income Taxes

We are Dependent on External Sources of Capital.

To qualify as a REIT, we must distribute to our stockholders each year at least 90% of our REIT taxable income (determined without regard to the deduction for dividends paid and excluding any net capital gain). In addition, we intend to distribute all or substantially all of our net income so that we will generally not be subject to U.S. federal income tax on our earnings. Because of these distribution requirements, it is not likely that we will be able to fund all future capital needs, including acquisitions, from income from operations. We therefore will have to rely on third-party sources of debt and equity capital financing, which may or may not be available on favorable terms or at all. Our access to third-party sources of capital depends on a number of things, including conditions in the capital markets generally and the market's perception of our growth potential and our current and potential future earnings. It may be difficult for us to meet one or more of the requirements for qualification as a REIT, including but not limited to our distribution requirement. Moreover, additional equity offerings may result in substantial dilution of stockholders' interests and additional debt financing may substantially increase our leverage.

We Have a Stock Ownership Limit for REIT Tax Purposes.

To remain qualified as a REIT for U.S. federal income tax purposes, not more than 50% in value of our outstanding shares of capital stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the federal income tax laws applicable to REITs) at any time during the last half of any taxable year. To facilitate maintenance of our REIT qualification, our charter, subject to certain exceptions, prohibits Beneficial Ownership (as defined in our charter) by any single stockholder of more than 5% (in value or number of shares, whichever is more restrictive) of our outstanding capital stock. We refer to this as the "Ownership Limit". Within certain limits, our charter permits the Board of Directors to increase the Ownership Limit with respect to any class or series of stock. The Board of Directors, upon receipt of a ruling from the IRS, opinion of counsel, or other evidence satisfactory to the Board of Directors and upon 15 days prior written notice of a proposed transfer which, if consummated, would result in the transferee owning shares in excess of the Ownership Limit, and upon such other conditions as the Board of Directors may direct, may exempt a stockholder from the Ownership Limit. Absent any such exemption, capital stock acquired or held in violation of the Ownership Limit will be transferred by operation of law to us as trustee for the benefit of the person to whom such capital stock is ultimately transferred and the stockholder's rights to distributions and to vote would terminate. Such stockholder would be entitled to receive, from the proceeds of any subsequent sale of the capital stock we transferred as trustee, the lesser of (i) the price paid for the capital stock or, if the owner did not pay for the capital stock (for example, in the case of a gift, devise or other such transaction), the market price of the capital stock on the date of the event causing the capital stock to be transferred to us as trustee or (ii) the amount realized from such sale. A transfer of capital stock may be void if it causes a person to violate the Ownership Limit. The Ownership Limit could delay or prevent a change in control of us and therefore, could adversely affect our stockholders' ability to realize a premium over the then-prevailing market price for their common stock or adversely affect the best interest of our stockholders.

Our Qualification as a REIT Is Dependent on Compliance with U.S. Federal Income Tax Requirements.

We believe we have been organized and operated in a manner so as to qualify for taxation as a REIT and we intend to continue to operate so as to qualify as a REIT for U.S. federal income tax purposes. Our current and continuing qualification as a REIT depends on our ability to meet the various requirements imposed by the Code, which relate to organizational structure, distribution levels, diversity of stock ownership and certain restrictions with regard to owned assets and categories of income. If we qualify for taxation as a REIT, we are generally not subject to U.S. federal income tax on our taxable income that is distributed to our stockholders. However, qualification as a REIT for U.S. federal income tax purposes is governed by highly technical and complex provisions of the Code for which there are only limited judicial or administrative interpretations. In connection with certain transactions, we have received, and relied upon, advice of counsel as to the impact of such transactions on our qualification as a REIT. Our qualification as a REIT requires analysis of various facts and circumstances that may not be entirely within our control and we cannot provide any assurance that the Internal Revenue Service (the "IRS") will agree with our analysis or the analysis of our tax counsel. In particular, the proper U.S. federal income tax treatment of right-to-use membership contracts and rental income from certain short-term stays at RV communities is uncertain and there is no assurance that the IRS will agree with our treatment of such contracts or rental income. If the IRS were to disagree with our analysis or our tax counsel's analysis of various facts and circumstances, our ability to qualify as a REIT could be adversely affected.

In addition, legislation, new regulations, administrative interpretations or court decisions might significantly change the tax laws with respect to the requirements for qualification as a REIT or the U.S. federal income tax consequences of qualification as a REIT.

If, with respect to any taxable year, we failed to maintain our qualification as a REIT (and if specified relief provisions under the Code were not applicable to such disqualification), we would be disqualified from treatment as a REIT for the four taxable years following the year during which qualification was lost. If we lost our REIT status, we could not deduct distributions to stockholders in computing our net taxable income at regular corporate rates and we would be subject to U.S. federal income tax on our net taxable incomes. If we had to pay U.S. federal income tax, the amount of money available to distribute to stockholders and pay indebtedness would be reduced for the year or years involved and we would no longer be required to distribute money to stockholders. Although we currently intend to operate in a manner designed to allow us to qualify as a REIT, future economic, market, legal, tax or other considerations may cause us to revoke the REIT election.

Furthermore, we own a direct interest in a subsidiary REIT and in the past we have owned interests in other subsidiary REITs, each of which elected to be taxed as REITs under Sections 856 through 860 of the Code. Provided that each subsidiary REIT that we own qualifies as a REIT, our interest in such subsidiary REIT will be treated as a qualifying real estate asset for purposes of the REIT asset tests and any dividend income or gains derived by us from such subsidiary REIT will generally be treated as income that qualifies for purposes of the REIT gross income tests. To qualify as a REIT, the subsidiary REIT must independently satisfy all of the REIT qualification requirements. If such subsidiary REIT were to fail to qualify as a REIT and certain relief provisions did not apply, it would be treated as a regular taxable corporation and its income would be subject to

U.S. federal income tax. In addition, a failure of the subsidiary REIT to qualify as a REIT could have an adverse effect on our ability to comply with the REIT income and asset tests and thus our ability to qualify as a REIT.

We May Pay Some Taxes, Reducing Cash Available for Stockholders.

Even if we qualify as a REIT for U.S. federal income tax purposes, we may be subject to some U.S. federal, foreign, state and local taxes on our income and property. Since January 1, 2001, certain of our corporate subsidiaries have elected to be treated as "taxable REIT subsidiaries" for U.S. federal income tax purposes and are taxable as regular corporations and subject to certain limitations on intercompany transactions. If tax authorities determine that amounts paid by our taxable REIT subsidiaries to us are greater than what would be paid under similar arrangements among unrelated parties, we could be subject to a 100% penalty tax on the excess payments and ongoing intercompany arrangements could have to change, resulting in higher ongoing tax payments. To the extent we are required to pay U.S. federal, foreign, state or local taxes or U.S. federal penalty taxes due to existing laws or changes to them, we will have less cash available for distribution to our stockholders.

Dividends Payable by REITs Generally Do Not Qualify For the Reduced Tax Rates Available For Some Dividends, Which May Negatively Affect the Value of Our Shares.

Income from "qualified dividends" payable to U.S. stockholders that are individuals, trusts and estates are generally subject to tax at preferential rates, currently at a maximum federal rate of 20%. Dividends payable by REITs, however, generally are not eligible for the preferential tax rates applicable to qualified dividend income. Under the Tax Cuts and Jobs Act, or the TCJA, however, U.S. stockholders that are individuals, trusts and estates generally may deduct up to 20% of the ordinary dividends (e.g., dividends not designated as capital gain dividends or qualified dividend income) received from a REIT for taxable years beginning after December 31, 2017 and before January 1, 2026. Although this deduction reduces the effective tax rate applicable to certain dividends paid by REITs (generally to 29.6% assuming the shareholder is subject to the 37% maximum rate), such tax rate is still higher than the tax rate applicable to corporate dividends that constitute qualified dividend income. Accordingly, investors who are individuals, trusts and estates may perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could materially and adversely affect the value of the shares of REITs, including the per share trading price of our common stock.

Partnership Tax Audit Rules Could Have a Material Adverse Effect on Us.

The Bipartisan Budget Act of 2015 changed the rules applicable to U.S. federal income tax audits of partnerships. Under the rules, effective for taxable years beginning in 2018, among other changes and subject to certain exceptions, any audit adjustment to items of income, gain, loss, deduction, or credit of a partnership (and a partner's allocable share thereof) is determined and taxes, interest and penalties attributable thereto are assessed and collected, at the partnership level. Unless the partnership makes an election permitted under the new law or takes certain steps to require the partners to pay their tax on their allocable shares of the adjustment, it is possible that partnerships in which we directly or indirectly invest, including the Operating Partnership, would be required to pay additional taxes, interest and penalties as a result of an audit adjustment. We, as a direct or indirect partner of the Operating Partnership and other partnerships, could be required to bear the economic burden of those taxes, interest and penalties even though` the Company, as a REIT, may not otherwise have been required to pay additional corporate-level tax. The changes created by these rules are significant for collecting tax in partnership audits and accordingly, there can be no assurance that these rules will not have a material adverse effect on us.

We May be Subject to Adverse Legislative or Regulatory Tax Changes That Could Reduce the Market Price of Our Outstanding Common or Preferred Shares.

The IRS, the United States Treasury Department and Congress frequently review U.S. federal income tax legislation, regulations and other guidance. We cannot predict whether, when or to what extent new U.S. federal tax laws, regulations, interpretations or rulings will be adopted. Any legislative action may prospectively or retroactively modify our tax treatment and therefore, may adversely affect our taxation or our Company's shareholders. We urge you to consult with your tax advisor with respect to the status of legislative, regulatory or administrative developments and proposals and their potential effect on an investment in our stock. Although REITs generally receive certain tax advantages compared to entities taxed as "C" corporations, it is possible that future legislation would result in a REIT having fewer tax advantages and it could become more advantageous for a company that invests in real estate to elect to be treated for U.S. federal income tax purposes as a "C" corporation.

Other Risk Factors Affecting Our Business

Some Potential Losses Are Not Covered by Insurance.

We carry comprehensive insurance coverage for losses resulting from property damage and environmental liability and business interruption claims on all of our Properties. In addition, we carry liability coverage for other activities not specifically related to property operations. These coverages include, but are not limited to, Directors & Officers liability, Employment Practices liability, Fiduciary liability and Cyber liability. We believe that the policy specifications and coverage limits of these policies should be adequate and appropriate. There are, however, certain types of losses, such as punitive damages, lease and other contract claims that generally are not insured. Should an uninsured loss or a loss in excess of coverage limits occur, we could lose all or a portion of the capital we have invested in a Property or the anticipated future revenue from a Property. In such an event, we might nevertheless remain obligated for any mortgage debt or other financial obligations related to the Property.

Our current property and casualty insurance policies with respect to our MH and RV Properties, which we plan to renew, expire on April 1, 2023. We have a $125 million per occurrence with respect to our MH and RV all-risk property insurance program including named windstorms, which include, for example, hurricanes. This loss limit is subject to additional sub-limits as set forth in the policy form, including, among others, a $30 million aggregate loss limit for earthquake(s) in California. The deductibles for this policy primarily range from $500,000 minimum to 5% per unit of insurance for most catastrophic events. For most catastrophic events, there is an additional one-time aggregate deductible of $2 million, which is capped at $1 million per occurrence. We have separate insurance policies with respect to our marina Properties. Those casualty policies, which were recently renewed, expire on November 1, 2023 and the property insurance program, which we plan to renew, expires on April 1, 2023 and has a $25 million per occurrence limit minimum deductible of $100,000 plus, for named windstorms, 5% per unit of insurance subject to a $500,000 minimum. A deductible indicates our maximum exposure, subject to policy limits and sub-limits, in the event of a loss.

We Face Risks Relating to Cybersecurity Incidents and Privacy Laws.

We rely extensively on internally and externally hosted computer systems to process transactions, manage the privacy of customer data, and manage our business. Critical components of our systems are dependent upon third-party providers and a significant portion of our business operations are conducted over the internet. These systems and websites are subject to system security risks, cybersecurity breaches, outages and other risks. These could include attempts to gain unauthorized access to our data and computer systems, or steal confidential information, including credit card information from our customers, breaches due to employee error, malfeasance or other disruptions, including disruptions that result in our and our customers' loss of access to our information systems. Even if we are not targeted directly, cyber attacks on other entities and institutions, including third parties with whom we do business, may occur and such events could disrupt our normal business operations and networks in the future. Attacks can be both individual or highly organized attempts by very sophisticated hacking organizations. We employ a number of measures to prevent, detect and mitigate these threats. While we continue to improve our cybersecurity and take measures to protect our business, it may not always be possible to anticipate, detect, or recognize threats to our systems, or to implement effective preventive measures and that our financial results will not be negatively impacted by such an incident. The extent of a particular cyber attack and the steps that we may need to take to investigate the attack also may not be immediately clear. Additionally, with the outbreak of COVID-19, certain of our corporate and regional staff have been regularly working remotely, further increasing our dependence on computer systems to process transactions and manage our business, as well as the risk of a loss event due to a cybersecurity incident. A cybersecurity incident could compromise the confidential information of our employees, customers and vendors to the extent such information exists on our systems or on the systems of third-party providers. Any compromise of our security could result in a violation of applicable privacy and other laws, and could result in potential liability, damage our reputation and disrupt and affect our business operations and result in lawsuits against us. Privacy and information security laws continue to evolve and may be inconsistent from one jurisdiction to another. Furthermore, we may not be able to recover these expenses from our service providers, responsible parties, or insurance carriers.

Social Media Platforms Could Cause Us to Suffer Brand Damage or Information Leakage.

Negative information about us, or our officers, employees, directors or Properties, even if untrue, could damage our reputation. In particular, information shared on social media platforms could cause us to suffer brand damage because social media platforms have increased the rapidity of the dissemination and greatly expanded the potential scope and scale of the impact of negative publicity. Furthermore, current or former employees, customers or others might make negative comments regarding us, publicly share material that reflects negatively on our reputation or disclose non-public sensitive information relating to our business. While we have customary internal policies related to posting Company information on public platforms, including social media sites, the continuing evolution of social media will present us with new challenges and risks.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

General

Our Properties provide common area facilities and attractive amenities that create an inviting community for our residents and guests. These common area facilities generally include a clubhouse, a swimming pool, laundry facilities, cable television and internet service. Many Properties also offer additional amenities such as golf courses, tennis, pickleball, shuffleboard and basketball courts, sauna/whirlpool spas, exercise rooms and various social activities. It is our responsibility to provide maintenance of the common area facilities and amenities and to ensure that our residents and guests comply with our community policies, including maintaining their homes and the surrounding area. Most of our residents own their homes; and therefore, also have a vested interest to care for their homes. We hold regular meetings with management personnel at our Properties to understand and address the needs of our residents and guests and to provide necessary trainings. Our Properties historically have had, and we believe they will continue to have, low turnover and high occupancy rates.

Property Portfolio

As of December 31, 2022, we owned or had an ownership interest in a portfolio of 449 Properties located predominantly in the United States containing 171,248 Sites. A total of 114 of the Properties were encumbered by debt (see Item 8. Financial Statements and Supplementary Data—Note 9. Borrowing Arrangements). The distribution of our Properties reflects our belief that geographic diversification helps to insulate the total portfolio from regional economic influences. We intend to target new acquisitions in or near markets where our Properties are located and will also consider acquisitions of properties outside such markets.

Our two largest Properties as determined by property operating revenues, excluding deferrals, were Colony Cove, located in Ellenton, Florida and ViewPoint RV & Golf Resort, located in Mesa, Arizona. Each accounted for approximately 2.0% of our total property operating revenues, excluding deferrals, for the year ended December 31, 2022.

The following table sets forth certain information relating to our 435 wholly-owned Properties containing 167,684 Sites as of December 31, 2022, not including Properties owned through joint ventures. These Properties are categorized by major market. For RV and marina Properties, the total number of annual Sites represents Sites occupied by annual residents and are presented as 100% occupied. Annual Site occupancy percentage subtotals by market and grand total are presented on a weighted average basis.

Property	City	State	Property Type	Acres [a]	Developable Acres [b]	Total Number of Sites as of 12/31/22	Total Number of Annual Sites as of 12/31/22	Annual Site Occupancy as of 12/31/22
Florida								
East Coast:								
Aventura Marina	Aventura	FL	Marina	15		6	6	100.0%
Hi-Lift Marina	Aventura	FL	Marina	3		211	209	100.0%
Cheron Village	Davie	FL	MH	30		202	202	99.0%
Carriage Cove	Daytona Beach	FL	MH	59		418	418	88.8%
Daytona Beach Marina	Daytona Beach	FL	Marina	5		179	151	100.0%
Coquina Crossing	Elkton	FL	MH	316	26	596	596	97.3%
Bulow Plantation	Flagler Beach	FL	MH	323	90	276	276	99.3%
Bulow RV	Flagler Beach	FL	RV	(f)	91	352	147	100.0%
Carefree Cove	Fort Lauderdale	FL	MH	20		164	164	93.3%
Everglades Lakes	Fort Lauderdale	FL	MH	103		611	611	94.8%
Park City West	Fort Lauderdale	FL	MH	60		363	363	98.1%
Sunshine Holiday MH	Fort Lauderdale	FL	MH	32		245	245	97.1%
Sunshine Holiday RV	Fort Lauderdale	FL	RV	(f)		130	43	100.0%

Property	City	State	Property Type	Acres [a]	Developable Acres [b]	Total Number of Sites as of 12/31/22	Total Number of Annual Sites as of 12/31/22	Annual Site Occupancy as of 12/31/22
Hollywood Marina	Hollywood	FL	Marina	9		190	140	100.0%
Jupiter Marina	Jupiter	FL	Marina	5		231	201	100.0%
Lake Worth Village	Lake Worth	FL	MH	117		823	823	94.9%
Lantana Marina	Lantana	FL	Marina	5		394	278	100.0%
Maralago Cay	Lantana	FL	MH	102		602	602	98.2%
South Lantana Marina	Lantana	FL	Marina	1		73	55	100.0%
Coral Cay Plantation	Margate	FL	MH	121		818	818	97.6%
Lakewood Village	Melbourne	FL	MH	68		349	349	88.8%
Miami Everglades	Miami	FL	RV	34	9	303	46	100.0%
South Miami Marina	Miami	FL	Marina	41		254	221	100.0%
Okeechobee RV Resort	Okeechobee	FL	RV	110		740	279	100.0%
Holiday Village, Ormond Beach	Ormond Beach	FL	MH	43		301	301	88.4%
Sunshine Holiday-Daytona North	Ormond Beach	FL	RV	69	3	349	137	100.0%
Palm Beach Gardens Marina	Palm Beach Gardens	FL	Marina	12		133	113	100.0%
The Meadows, FL	Palm Beach Gardens	FL	MH	55		378	378	96.6%
Breezy Hill	Pompano Beach	FL	RV	52		762	330	100.0%
Hidden Harbour Marina	Pompano Beach	FL	Marina	4		357	250	100.0%
Highland Woods Travel Park	Pompano Beach	FL	RV	15		148	16	100.0%
Inlet Harbor Marina	Ponce Inlet	FL	Marina	10		295	221	100.0%
Lighthouse Pointe at Daytona Beach	Port Orange	FL	MH	64		433	433	85.0%
Pickwick Village	Port Orange	FL	MH	84		441	441	97.1%
Rose Bay	Port Orange	FL	RV	21	2	303	201	100.0%
Palm Lake	Riviera Beach	FL	MH	154		916	916	68.9%
Riviera Beach Marina	Riviera Beach	FL	Marina	6		326	283	100.0%
Indian Oaks	Rockledge	FL	MH	38		208	208	100.0%
Space Coast	Rockledge	FL	RV	24		270	189	100.0%
St. Pete Marina	St. Petersburg	FL	Marina	15		438	323	100.0%
Riverwatch Marina	Stuart	FL	Marina	8		306	193	100.0%
Countryside at Vero Beach	Vero Beach	FL	MH	125		644	644	96.6%
Heritage Plantation	Vero Beach	FL	MH	64		437	437	90.6%
Heron Cay	Vero Beach	FL	MH	130		588	588	93.2%
Holiday Village, Florida	Vero Beach	FL	MH	18		128	128	—%
Sunshine Travel-Vero Beach	Vero Beach	FL	RV	30	6	300	146	100.0%
Vero Beach Marina	Vero Beach	FL	Marina	26		160	74	100.0%
Vero Palm Estates	Vero Beach	FL	MH	64		285	285	91.9%
Village Green	Vero Beach	FL	MH	178	16	782	782	91.3%
Palm Beach Colony	West Palm Beach	FL	MH	48		284	284	99.6%
Central:								
Clover Leaf Farms	Brooksville	FL	MH	227	20	845	845	93.7%
Clover Leaf Forest	Brooksville	FL	RV	30		277	139	100.0%
Clerbrook Golf & RV Resort	Clermont	FL	RV	288		1,255	567	100.0%

Property	City	State	Property Type	Acres [a]	Developable Acres [b]	Total Number of Sites as of 12/31/22	Total Number of Annual Sites as of 12/31/22	Annual Site Occupancy as of 12/31/22
Lake Magic	Clermont	FL	RV	69		471	164	100.0%
Orange Lake	Clermont	FL	MH	38		242	242	97.9%
Orlando	Clermont	FL	RV	270		1,107	267	100.0%
Haselton Village	Eustis	FL	MH	52		291	291	100.0%
Southern Palms RV	Eustis	FL	RV	120		950	390	100.0%
Lakeside Terrace	Fruitland Park	FL	MH	39		241	241	98.8%
Grand Island Resort	Grand Island	FL	MH	35		362	362	79.3%
Sherwood Forest - MHP	Kissimmee	FL	MH	124	8	769	769	98.3%
Sherwood Forest RV	Kissimmee	FL	RV	107	6	513	176	100.0%
Tropical Palms	Kissimmee	FL	RV	59		592	192	100.0%
Beacon Hill Colony	Lakeland	FL	MH	31		201	201	99.5%
Beacon Terrace	Lakeland	FL	MH	61		297	297	100.0%
Kings & Queens	Lakeland	FL	MH	18		107	107	97.2%
Lakeland Harbor	Lakeland	FL	MH	65		504	504	99.6%
Lakeland Junction	Lakeland	FL	MH	23		193	193	100.0%
Coachwood Colony	Leesburg	FL	MH	29		201	201	89.6%
Mid-Florida Lakes	Leesburg	FL	MH	290		1,225	1,225	90.2%
Southernaire	Mt. Dora	FL	MH	14		114	114	90.4%
Foxwood Farms	Ocala	FL	MH	56		365	365	87.1%
Oak Bend	Ocala	FL	MH	62		342	342	74.3%
Villas at Spanish Oaks	Ocala	FL	MH	69		454	454	85.9%
Audubon Village - Florida	Orlando	FL	MH	40	2	280	280	99.6%
Hidden Valley	Orlando	FL	MH	50		303	303	99.0%
Starlight Ranch	Orlando	FL	MH	130		783	783	98.0%
Covington Estates	Saint Cloud	FL	MH	59		241	241	100.0%
Parkwood Communities	Wildwood	FL	MH	121		694	694	98.4%
Three Flags	Wildwood	FL	RV	23		221	55	100.0%
Winter Garden	Winter Garden	FL	RV	27		350	156	100.0%
Gulf Coast (Tampa/Naples):								
Riverside RV Resort	Arcadia	FL	RV	499	208	548	233	100.0%
Toby's RV Resort	Arcadia	FL	RV	44		379	290	100.0%
Sunshine Key	Big Pine Key	FL	RV	54		409	39	100.0%
Windmill Manor	Bradenton	FL	MH	49		292	292	99.3%
Winter Quarters Manatee	Bradenton	FL	RV	42		415	222	100.0%
Resort at Tranquility Lake	Cape Coral	FL	RV	188	60	144	—	—%
Cape Coral Development Land (d)	Cape Coral	FL	RV	1,000	468	—	—	—%
Palm Harbour Marina	Cape Haze	FL	Marina	18		260	162	100.0%
Glen Ellen	Clearwater	FL	MH	12		106	106	94.3%
Hillcrest FL	Clearwater	FL	MH	25		276	276	95.3%
Holiday Ranch	Clearwater	FL	MH	12		150	150	94.0%
Serendipity	Clearwater	FL	MH	55		425	425	99.5%
Shady Lane Oaks	Clearwater	FL	MH	31		249	249	98.4%

Property	City	State	Property Type	Acres [a]	Developable Acres [b]	Total Number of Sites as of 12/31/22	Total Number of Annual Sites as of 12/31/22	Annual Site Occupancy as of 12/31/22
Shady Lane Village	Clearwater	FL	MH	19		156	156	95.5%
Silk Oak Lodge	Clearwater	FL	MH	19		181	181	93.9%
Cortez Village Marina	Cortez	FL	Marina	4		353	319	100.0%
Crystal Isles	Crystal River	FL	RV	38	1	260	85	100.0%
Lake Haven	Dunedin	FL	MH	48		379	379	98.4%
Marker 1 Marina	Dunedin	FL	Marina	11		477	371	100.0%
Colony Cove	Ellenton	FL	MH	543	5	2,404	2,404	93.0%
The Oaks at Colony Cove	Ellenton	FL	MH	(f)		93	93	80.6%
Ridgewood Estates	Ellenton	FL	MH	77		380	380	99.7%
Fort Myers Beach	Fort Myers	FL	RV	37	6	292	96	100.0%
Fish Tale Marina	Fort Myers Beach	FL	Marina	8		296	241	100.0%
Gulf Air	Fort Myers Beach	FL	RV	25		246	44	100.0%
Holiday Travel Park	Holiday	FL	RV	45		613	510	100.0%
Barrington Hills	Hudson	FL	RV	28		392	275	100.0%
Down Yonder	Largo	FL	MH	50		361	361	99.7%
East Bay Oaks	Largo	FL	MH	40		328	328	98.5%
Eldorado Village	Largo	FL	MH	25		227	227	99.6%
Paradise Park - Largo	Largo	FL	MH	15		108	108	100.0%
Shangri-La Mobile Home Park	Largo	FL	MH	14		160	160	93.8%
Vacation Village	Largo	FL	RV	29		293	170	100.0%
Whispering Pines - Largo	Largo	FL	MH	55		393	393	97.7%
Fiesta Key	Long Key	FL	RV	28		373	13	100.0%
Winter Quarters Pasco	Lutz	FL	RV	27		255	200	100.0%
Country Place	New Port Richey	FL	MH	82		515	515	99.8%
Hacienda Village	New Port Richey	FL	MH	66		505	505	98.8%
Harbor View Mobile Manor	New Port Richey	FL	MH	69		471	471	99.6%
Bay Lake Estates	Nokomis	FL	MH	34		228	228	96.5%
Lake Village	Nokomis	FL	MH	105	40	391	391	96.7%
Royal Coachman	Nokomis	FL	RV	111	2	546	505	100.0%
Buccaneer Estates	North Fort Myers	FL	MH	223	39	971	971	95.4%
Island Vista Estates	North Fort Myers	FL	MH	121		616	616	85.7%
Lake Fairways	North Fort Myers	FL	MH	259		896	896	99.7%
Pine Lakes	North Fort Myers	FL	MH	397	61	602	602	100.0%
Pioneer Village	North Fort Myers	FL	RV	90		733	415	100.0%
Sunseekers RV Resort	North Fort Myers	FL	RV	16		241	160	100.0%
The Heritage	North Fort Myers	FL	MH	214	6	449	449	99.8%
Windmill Village - N. Ft. Myers	North Fort Myers	FL	MH	69		491	491	90.2%
Silver Dollar Golf & Trap Club Resort	Odessa	FL	RV	836		459	382	100.0%
Terra Ceia	Palmetto	FL	RV	50	32	203	149	100.0%
Arbors at Countrywood	Plant City	FL	MH	(f)		62	62	59.7%
Lakes at Countrywood	Plant City	FL	MH	122	10	424	424	96.9%

Property	City	State	Property Type	Acres [a]	Developable Acres [b]	Total Number of Sites as of 12/31/22	Total Number of Annual Sites as of 12/31/22	Annual Site Occupancy as of 12/31/22
Meadows at Countrywood	Plant City	FL	MH	140		737	737	99.9%
Oaks at Countrywood	Plant City	FL	MH	44		168	168	100.0%
Harbor Lakes	Port Charlotte	FL	RV	80		528	383	100.0%
Emerald Lake	Punta Gorda	FL	MH	28		201	201	99.0%
Gulf View	Punta Gorda	FL	RV	78		206	94	100.0%
Tropical Palms MH	Punta Gorda	FL	MH	50	2	294	294	98.6%
Kingswood	Riverview	FL	MH	52		229	229	100.0%
Winds of St. Armands North	Sarasota	FL	MH	74		471	471	99.6%
Winds of St. Armands South	Sarasota	FL	MH	90	4	360	360	90.8%
Topics RV Resort	Spring Hill	FL	RV	35		230	167	100.0%
Pine Island	St. James City	FL	RV	31		363	84	100.0%
Carefree Village	Tampa	FL	MH	58		398	398	98.0%
Tarpon Glen	Tarpon Springs	FL	MH	24		168	168	99.4%
Featherock	Valrico	FL	MH	84		521	521	99.6%
Bay Indies	Venice	FL	MH	210		1,309	1,309	96.9%
Ramblers Rest RV Resort	Venice	FL	RV	117		647	353	100.0%
Peace River	Wauchula	FL	RV	72		454	36	100.0%
Crystal Lake Zephyrhills	Zephyrhills	FL	MH	147		518	518	77.4%
Forest Lake Estates MH	Zephyrhills	FL	MH	191	67	929	929	97.6%
Forest Lake Village RV	Zephyrhills	FL	RV	42		274	177	100.0%
Sixth Avenue	Zephyrhills	FL	MH	14		133	133	82.7%
Other	Multiple	FL	MH	7		133	133	22.6%
Total Florida Market				**13,308**	**1,290**	**64,039**	**52,737**	**95.1%**
California								
Northern California:								
Monte del Lago	Castroville	CA	MH	54		310	310	99.7%
Colony Park	Ceres	CA	MH	20		186	186	100.0%
Russian River	Cloverdale	CA	RV	41		135	5	100.0%
Snowflower (g)	Emigrant Gap	CA	RV	612		268	—	—%
Four Seasons	Fresno	CA	MH	40		242	242	97.5%
Yosemite Lakes (g)	Groveland	CA	RV	403	30	299	—	—%
Tahoe Valley (e) (g)	Lake Tahoe	CA	RV	86		413	—	—%
Sea Oaks	Los Osos	CA	MH	18	1	125	125	100.0%
Ponderosa Resort	Lotus	CA	RV	22		170	3	100.0%
Turtle Beach	Manteca	CA	RV	39		79	23	100.0%
Marina Dunes RV Resort (g)	Marina	CA	RV	6		96	—	—%
Coralwood (e)	Modesto	CA	MH	22		194	194	100.0%
Lake Minden	Nicolaus	CA	RV	165	82	323	10	100.0%
Oceanside RV Resort (c) (g)	Oceanside	CA	RV	8		139	—	—%
Lake of the Springs	Oregon House	CA	RV	954	507	541	48	100.0%

31

Property	City	State	Property Type	Acres [a]	Developable Acres [b]	Total Number of Sites as of 12/31/22	Total Number of Annual Sites as of 12/31/22	Annual Site Occupancy as of 12/31/22
Concord Cascade	Pacheco	CA	MH	31		283	283	100.0%
San Francisco RV (g)	Pacifica	CA	RV	12		122	—	—%
Quail Meadows	Riverbank	CA	MH	20		146	146	100.0%
California Hawaiian	San Jose	CA	MH	50		418	418	100.0%
Sunshadow	San Jose	CA	MH	30		121	121	100.0%
Village of the Four Seasons	San Jose	CA	MH	30		271	271	100.0%
Laguna Lake	San Luis Obispo	CA	MH	100		300	300	100.0%
Contempo Marin	San Rafael	CA	MH	63	1	396	396	100.0%
De Anza Santa Cruz	Santa Cruz	CA	MH	30		198	198	100.0%
Santa Cruz Ranch (g)	Scotts Valley	CA	RV	7		106	—	—%
Royal Oaks	Visalia	CA	MH	20		149	149	94.0%
Pilot Knob RV Resort (c) (g)	Winterhaven	CA	RV	23		247	0	—%
Southern California:								
Soledad Canyon	Acton	CA	RV	273		1,251	2	100.0%
Los Ranchos	Apple Valley	CA	MH	30		389	389	97.9%
Date Palm Country Club (e)	Cathedral City	CA	MH	232	3	538	538	98.9%
Palm Springs Oasis RV Resort	Cathedral City	CA	RV	(f)		140	29	100.0%
Oakzanita Springs	Descanso	CA	RV	145	5	146	23	100.0%
Rancho Mesa	El Cajon	CA	MH	20		158	158	99.4%
Rancho Valley	El Cajon	CA	MH	19		140	140	99.3%
Royal Holiday	Hemet	CA	MH	22		198	198	76.8%
Idyllwild	Idyllwild-Pine Cove	CA	RV	191		287	51	100.0%
Pio Pico	Jamul	CA	RV	176	10	512	73	100.0%
Wilderness Lakes	Menifee	CA	RV	73		529	52	100.0%
Morgan Hill	Morgan Hill	CA	RV	69	6	339	1	100.0%
Pacific Dunes Ranch (g)	Oceana	CA	RV	48		215	—	—%
San Benito	Paicines	CA	RV	199	23	523	19	100.0%
Palm Springs	Palm Desert	CA	RV	35		401	18	100.0%
Las Palmas Estates	Rialto	CA	MH	18		136	136	100.0%
Parque La Quinta	Rialto	CA	MH	19		166	166	100.0%
Rancho Oso	Santa Barbara	CA	RV	310	40	187	19	100.0%
Meadowbrook	Santee	CA	MH	43		338	338	100.0%
Lamplighter Village	Spring Valley	CA	MH	32		270	270	100.0%
Santiago Estates	Sylmar	CA	MH	113	9	300	300	99.7%
Total California Market				**4,973**	**717**	**13,440**	**6,348**	**98.8%**
Arizona:								
Apache East	Apache Junction	AZ	MH	17		123	123	100.0%
Countryside RV	Apache Junction	AZ	RV	53		560	298	100.0%
Denali Park	Apache Junction	AZ	MH	33	5	162	162	98.8%

Property	City	State	Property Type	Acres [a]	Developable Acres [b]	Total Number of Sites as of 12/31/22	Total Number of Annual Sites as of 12/31/22	Annual Site Occupancy as of 12/31/22
Dolce Vita	Apache Junction	AZ	MH	132	40	480	480	90.8%
Golden Sun RV	Apache Junction	AZ	RV	33		329	214	100.0%
Meridian RV Resort	Apache Junction	AZ	RV	15		264	75	100.0%
Valley Vista	Benson	AZ	RV	6		145	9	100.0%
Casita Verde	Casa Grande	AZ	RV	14		192	91	100.0%
Fiesta Grande	Casa Grande	AZ	RV	77		767	564	100.0%
Foothills West	Casa Grande	AZ	RV	16		188	123	100.0%
Sunshine Valley	Chandler	AZ	MH	55		381	381	100.0%
Verde Valley	Cottonwood	AZ	RV	273	178	414	130	100.0%
Casa del Sol East II	Glendale	AZ	MH	29		239	239	97.5%
Casa del Sol East III	Glendale	AZ	MH	28		236	236	97.9%
Palm Shadows	Glendale	AZ	MH	33		293	293	92.5%
Hacienda De Valencia	Mesa	AZ	MH	51		363	363	99.2%
Mesa Spirit	Mesa	AZ	RV	90		1,600	833	100.0%
Monte Vista Resort	Mesa	AZ	RV	142		1,345	920	100.0%
Seyenna Vistas	Mesa	AZ	MH	60	4	407	407	99.3%
The Highlands at Brentwood	Mesa	AZ	MH	45		268	268	100.0%
ViewPoint RV & Golf Resort	Mesa	AZ	RV	332		2,414	1,989	100.0%
Apollo Village	Peoria	AZ	MH	29	3	238	238	95.4%
Casa del Sol West	Peoria	AZ	MH	31		245	245	97.1%
Carefree Manor	Phoenix	AZ	MH	16		130	130	96.9%
Central Park	Phoenix	AZ	MH	37		293	293	97.3%
Desert Skies	Phoenix	AZ	MH	24		166	166	98.8%
Sunrise Heights	Phoenix	AZ	MH	28		199	199	96.5%
Whispering Palms	Phoenix	AZ	MH	15		116	116	97.4%
Desert Vista (g)	Salome	AZ	RV	10		125	—	—%
Sedona Shadows	Sedona	AZ	MH	48		210	210	93.8%
Venture In	Show Low	AZ	RV	26		389	274	100.0%
Paradise	Sun City	AZ	RV	80		950	775	100.0%
The Meadows AZ	Tempe	AZ	MH	60		390	390	98.2%
Fairview Manor	Tucson	AZ	MH	28		235	235	96.2%
Voyager RV Resort	Tucson	AZ	RV	35		1,801	1,086	100.0%
Voyager Land	Tucson	AZ	RV	64	41	—	—	—%
Westpark	Wickenburg	AZ	MH	48		273	273	86.4%
Araby Acres	Yuma	AZ	RV	25	3	337	259	100.0%
Cactus Gardens	Yuma	AZ	RV	43		430	227	100.0%
Capri	Yuma	AZ	RV	20		303	147	100.0%
Desert Paradise	Yuma	AZ	RV	26		260	89	100.0%
Foothill Village	Yuma	AZ	RV	18		180	23	100.0%
Mesa Verde RV	Yuma	AZ	RV	28		345	262	100.0%
Suni Sands	Yuma	AZ	RV	34		336	143	100.0%

Property	City	State	Property Type	Acres [a]	Developable Acres [b]	Total Number of Sites as of 12/31/22	Total Number of Annual Sites as of 12/31/22	Annual Site Occupancy as of 12/31/22
Total Arizona Market				**2,307**	**274**	**19,121**	**13,978**	**98.6%**
Colorado:								
Hillcrest Village CO	Aurora	CO	MH	72		602	602	99.5%
Cimarron Village	Broomfield	CO	MH	50		327	327	99.7%
Holiday Village CO	Colorado Springs	CO	MH	38		240	240	96.3%
Bear Creek Village	Denver	CO	MH	12		121	121	97.5%
Holiday Hills Village	Denver	CO	MH	99		736	736	97.4%
Golden Terrace	Golden	CO	MH	32		263	263	98.9%
Golden Terrace South	Golden	CO	MH	15		80	80	100.0%
Golden Terrace South RV (g)	Golden	CO	RV	(f)		80	—	—%
Golden Terrace West	Golden	CO	MH	39		311	311	100.0%
Blue Mesa Recreational Ranch (c) (g)	Gunnison	CO	RV	—		385	—	—%
Pueblo Grande	Pueblo	CO	MH	33		250	250	97.6%
Woodland Hills	Thornton	CO	MH	55		434	434	99.1%
Total Colorado Market				**445**	**—**	**3,829**	**3,364**	**98.6%**
Northeast:								
Stonegate Manor	North Windham	CT	MH	114		372	372	90.9%
Waterford Estates	Bear	DE	MH	159	2	731	731	99.5%
McNicol Place	Lewes	DE	MH	25		93	93	98.9%
Whispering Pines	Lewes	DE	MH	67	2	393	393	100.0%
Mariner's Cove	Millsboro	DE	MH	101		374	374	99.2%
Sweetbriar	Millsboro	DE	MH	38		146	146	95.2%
Aspen Meadows	Rehoboth Beach	DE	MH	46		200	200	100.0%
Camelot Meadows	Rehoboth Beach	DE	MH	61		301	301	99.3%
Gateway to Cape Cod	Rochester	MA	RV	80	25	194	74	100.0%
Hillcrest MA	Rockland	MA	MH	19		79	79	91.1%
The Glen	Rockland	MA	MH	24		36	36	97.2%
Old Chatham	South Dennis	MA	RV	47		312	269	100.0%
Sturbridge	Sturbridge	MA	RV	223	125	155	96	100.0%
Fernwood	Capitol Heights	MD	MH	40	6	329	329	97.6%
Williams Estates/Peppermint Woods	Middle River	MD	MH	121		803	803	100.0%
Mt. Desert Narrows	Bar Harbor	ME	RV	90	12	206	—	—%
Patten Pond	Ellsworth	ME	RV	81	60	137	18	100.0%
Pinehirst	Old Orchard Beach	ME	RV	58		550	438	100.0%
Narrows Too	Trenton	ME	RV	42	8	207	18	100.0%
Moody Beach	Wells	ME	RV	48		274	114	100.0%
Sandy Beach	Contoocook	NH	RV	40		190	119	100.0%
Pine Acres	Raymond	NH	RV	100		421	272	100.0%
Tuxbury Resort	South Hampton	NH	RV	193	100	305	234	100.0%

Property	City	State	Property Type	Acres [a]	Developable Acres [b]	Total Number of Sites as of 12/31/22	Total Number of Annual Sites as of 12/31/22	Annual Site Occupancy as of 12/31/22
King Nummy	Cape May Court House	NJ	RV	83		313	255	100.0%
Acorn Campground	Green Creek	NJ	RV	160	43	323	245	100.0%
Whippoorwill RV (c)	Marmora	NJ	RV	39		288	231	100.0%
Mays Landing Resort	Mays Landing	NJ	RV	18		168	99	100.0%
Echo Farms	Ocean View	NJ	RV	31		245	218	100.0%
Lake and Shore	Ocean View	NJ	RV	162		401	287	100.0%
Pine Haven	Ocean View	NJ	RV	97		629	569	100.0%
Chestnut Lake	Port Republic	NJ	RV	32		185	48	100.0%
Sea Pines	Swainton	NJ	RV	75	32	549	327	100.0%
Pine Ridge at Crestwood	Whiting	NJ	MH	188		1,035	1,035	90.0%
Rondout Valley	Accord	NY	RV	184	94	398	110	100.0%
Alpine Lake RV Resort	Corinth	NY	RV	200	54	500	400	100.0%
Lake George Escape	Lake George	NY	RV	178		576	151	100.0%
The Woodlands	Lockport	NY	MH	225	30	1,237	1,237	96.1%
Greenwood Village	Manorville	NY	MH	79		512	512	99.6%
Brennan Beach	Pulaski	NY	RV	201		1,377	1,260	100.0%
Lake George Schroon Valley	Warrensburg	NY	RV	151		151	108	100.0%
Greenbriar Village	Bath	PA	MH	63		319	319	96.6%
Sun Valley	Bowmansville	PA	RV	86	3	265	217	100.0%
Green Acres	Breinigsville	PA	MH	149		595	595	95.0%
Gettysburg Farm	Dover	PA	RV	124	62	265	91	100.0%
Timothy Lake North	East Stroudsburg	PA	RV	93		323	98	100.0%
Timothy Lake South	East Stroudsburg	PA	RV	65		327	139	100.0%
Drummer Boy	Gettysburg	PA	RV	89		465	249	100.0%
Round Top	Gettysburg	PA	RV	52		391	237	100.0%
Circle M	Lancaster	PA	RV	103	7	426	103	100.0%
Hershey	Lebanon	PA	RV	196	20	297	69	100.0%
Robin Hill	Lenhartsville	PA	RV	44	4	270	149	100.0%
PA Dutch County	Manheim	PA	RV	102	60	269	106	100.0%
Spring Gulch	New Holland	PA	RV	114	27	420	159	100.0%
Lil Wolf	Orefield	PA	MH	56		269	269	96.3%
Scotrun	Scotrun	PA	RV	63	6	178	108	100.0%
Appalachian RV	Shartlesville	PA	RV	86	30	358	214	100.0%
Mountain View - PA	Walnutport	PA	MH	45	1	187	187	92.0%
Timber Creek	Westerly	RI	RV	108		364	364	100.0%
Total Northeast Market				**5,558**	**813**	**21,683**	**16,274**	**98.2%**
Southeast:								
Hidden Cove	Arley	AL	RV	99	34	163	101	100.0%
Dale Hollow State Park Marina	Burkesville	KY	Marina	33		198	198	100.0%
Diamond Caverns	Park City	KY	RV	714	218	220	31	100.0%

Property	City	State	Property Type	Acres [a]	Developable Acres [b]	Total Number of Sites as of 12/31/22	Total Number of Annual Sites as of 12/31/22	Annual Site Occupancy as of 12/31/22
Forest Lake	Advance	NC	RV	306	20	394	209	100.0%
Scenic	Asheville	NC	MH	28	2	194	194	100.0%
Boathouse Marina	Beaufort	NC	Marina	9		547	378	100.0%
Waterway RV	Cedar Point	NC	RV	27		336	336	100.0%
Twin Lakes	Chocowinity	NC	RV	132	11	419	397	100.0%
Holiday Trav-L-Park Resort (c)	Emerald Isle	NC	RV	23		299	134	100.0%
Topsail Sound RV	Holly Ridge	NC	RV	34	7	230	212	100.0%
Green Mountain	Lenoir	NC	RV	1,077	3	447	167	100.0%
Lake Gaston	Littleton	NC	RV	69		235	202	100.0%
Lake Myers RV	Mocksville	NC	RV	74		425	253	100.0%
Bogue Pines	Newport	NC	MH	50		150	150	98.0%
Goose Creek	Newport	NC	RV	92		735	695	100.0%
Whispering Pines - NC	Newport	NC	RV	34		278	176	100.0%
Harbor Point	Sneads Ferry	NC	RV	46		203	128	100.0%
White Oak Shores	Stella	NC	RV	220	51	511	436	100.0%
White Oak Shores	Stella	NC	Marina	—		56	23	100.0%
Carolina Landing	Fair Play	SC	RV	73	30	192	72	100.0%
Inlet Oaks Village	Murrells Inlet	SC	MH	35		172	172	100.0%
Myrtle Beach Property (h)	Myrtle Beach	SC	RV	80		813	—	—%
Rivers Edge Marina	North Charleston	SC	Marina	4		503	458	100.0%
The Oaks	Yemassee	SC	RV	10		93	23	100.0%
Natchez Trace	Hohenwald	TN	RV	672	339	537	236	100.0%
Cherokee Landing	Saulsbury	TN	RV	254	124	339	8	100.0%
Meadows of Chantilly	Chantilly	VA	MH	82		499	499	99.6%
Harbor View	Colonial Beach	VA	RV	69		146	51	100.0%
Lynchburg	Gladys	VA	RV	170	59	222	72	100.0%
Chesapeake Bay	Gloucester	VA	RV	282	80	392	147	100.0%
Bayport Development (d)	Jamaica	VA	RV	541	523	—	—	—%
Virginia Landing	Quinby	VA	RV	863		233	13	100.0%
Grey's Point Camp	Topping	VA	RV	125	16	791	602	100.0%
Bethpage Camp Resort	Urbanna	VA	RV	271	81	1,285	786	100.0%
Williamsburg	Williamsburg	VA	RV	65	10	211	89	100.0%
Regency Lakes	Winchester	VA	MH	165		523	523	98.9%
Total Southeast Market				**6,828**	**1,608**	**12,991**	**8,171**	**99.9%**
Midwest Market:								
O'Connell's Yogi Bear RV Resort	Amboy	IL	RV	286	77	812	471	100.0%
Pheasant Lake Estates	Beecher	IL	MH	238	190	613	613	94.6%
Pine Country	Belvidere	IL	RV	131	10	185	167	100.0%
Willow Lake Estates	Elgin	IL	MH	111		616	616	90.6%
Golf Vista Estates	Monee	IL	MH	144		497	497	82.7%

Property	City	State	Property Type	Acres [(a)]	Developable Acres [(b)]	Total Number of Sites as of 12/31/22	Total Number of Annual Sites as of 12/31/22	Annual Site Occupancy as of 12/31/22
Indian Lakes	Batesville	IN	RV	545	82	1,212	733	100.0%
Horseshoe Lakes	Clinton	IN	RV	289	66	123	96	100.0%
Twin Mills RV	Howe	IN	RV	137	24	501	322	100.0%
Lakeside RV	New Carlisle	IN	RV	13		89	89	100.0%
Bear Cave	Buchanan	MI	RV	25	10	136	64	100.0%
St Claire	Saint Claire	MI	RV	210	100	229	130	100.0%
Cedar Knolls	Apple Valley	MN	MH	93		457	457	95.8%
Cimarron Park	Lake Elmo	MN	MH	230	46	505	505	87.9%
Rockford Riverview Estates	Rockford	MN	MH	88		428	428	97.2%
Rosemount Woods	Rosemount	MN	MH	50		221	221	81.4%
Buena Vista	Fargo	ND	MH	76		399	399	69.2%
Meadow Park	Fargo	ND	MH	17		116	116	64.7%
Kenisee Lake	Jefferson	OH	RV	143	50	119	77	100.0%
Wilmington	Wilmington	OH	RV	109	41	169	121	100.0%
Rainbow Lake Manor	Bristol	WI	MH	99	6	302	302	86.1%
Fremont Jellystone Park Campground	Fremont	WI	RV	98	5	325	115	100.0%
Yukon Trails	Lyndon Station	WI	RV	150	29	219	138	100.0%
Blackhawk Camping Resort	Milton	WI	RV	214	24	490	342	100.0%
Lakeland	Milton	WI	RV	107	5	682	428	100.0%
Westwood Estates	Pleasant Prairie	WI	MH	95		344	344	92.2%
Plymouth Rock	Plymouth	WI	RV	133	40	610	412	100.0%
Tranquil Timbers	Sturgeon Bay	WI	RV	125		270	190	100.0%
Lake of the Woods RV	Wautoma	WI	RV	117		303	185	100.0%
Neshonoc Lakeside	West Salem	WI	RV	48		284	187	100.0%
Arrowhead Resort	Wisconsin Dells	WI	RV	166	40	377	202	100.0%
Bay Point Marina	Marblehead	OH	RV	48	9	181	181	100.0%
Bay Point Marina	Marblehead	OH	Marina	179		660	630	100.0%
Total Midwest Market				**4,514**	**854**	**12,474**	**9,778**	**94.1%**
Nevada, Utah and Idaho:								
Coach Royale	Boise	ID	MH	12		91	91	100.0%
Maple Grove	Boise	ID	MH	38		271	271	98.5%
Shenandoah Estates	Boise	ID	MH	24		153	153	100.0%
West Meadow Estates	Boise	ID	MH	29		178	178	100.0%
Mountain View - NV	Henderson	NV	MH	72		354	354	100.0%
Bonanza Village	Las Vegas	NV	MH	43		353	353	60.3%
Boulder Cascade	Las Vegas	NV	MH	39		299	299	88.3%
Cabana	Las Vegas	NV	MH	37		263	263	98.9%
Flamingo West	Las Vegas	NV	MH	37		258	258	99.6%
Las Vegas	Las Vegas	NV	RV	11		217	21	100.0%

Property	City	State	Property Type	Acres [a]	Developable Acres [b]	Total Number of Sites as of 12/31/22	Total Number of Annual Sites as of 12/31/22	Annual Site Occupancy as of 12/31/22
Villa Borega	Las Vegas	NV	MH	40		293	293	79.9%
Westwood Village	Farr West	UT	MH	46		314	314	100.0%
St George (g)	Hurricane	UT	RV	26		149	—	—%
All Seasons	Salt Lake City	UT	MH	19		121	121	99.2%
Total Nevada, Utah and Idaho				**473**	**—**	**3,314**	**2,969**	**91.8%**
Northwest:								
Cultus Lake (Canada) (e)	Lindell Beach	BC	RV	15		178	43	100.0%
Bend	Bend	OR	RV	289	116	351	27	100.0%
Shadowbrook	Clackamas	OR	MH	21		156	156	94.2%
Pacific City	Cloverdale	OR	RV	105	50	307	41	100.0%
Falcon Wood Village	Eugene	OR	MH	23		183	183	98.4%
Portland Fairview	Fairview	OR	RV	30		407	217	100.0%
Quail Hollow (e)	Fairview	OR	MH	21		137	137	100.0%
South Jetty	Florence	OR	RV	57	5	204	7	100.0%
Seaside	Seaside	OR	RV	80	7	251	44	100.0%
Whalers Rest	South Beach	OR	RV	39	5	170	18	100.0%
Mt. Hood Village	Welches	OR	RV	115		626	219	100.0%
Hope Valley RV	Turner	OR	RV	69	23	164	154	100.0%
Birch Bay	Blaine	WA	RV	31	7	246	22	100.0%
Mount Vernon	Bow	WA	RV	311		251	29	100.0%
Chehalis	Chehalis	WA	RV	309		360	23	100.0%
Grandy Creek (g)	Concrete	WA	RV	63		179	—	—%
Tall Chief (g)	Fall City	WA	RV	71		180	—	—%
Kloshe Illahee	Federal Way	WA	MH	50		258	258	100.0%
La Conner (e)	La Conner	WA	RV	106		319	35	100.0%
Leavenworth	Leavenworth	WA	RV	255	30	266	18	100.0%
Thunderbird Resort	Monroe	WA	RV	45	6	136	7	100.0%
Little Diamond	Newport	WA	RV	360	30	520	1	100.0%
Oceana	Ocean City	WA	RV	16	7	84	10	100.0%
Crescent Bar	Quincy	WA	RV	14		115	12	100.0%
Long Beach	Seaview	WA	RV	17	10	144	10	100.0%
Paradise RV	Silver Creek	WA	RV	60		265	3	100.0%
Total Northwest				**2,572**	**296**	**6,457**	**1,674**	**99.3%**
Texas:								
Alamo Palms	Alamo	TX	RV	58		643	294	100.0%
Bay Landing	Bridgeport	TX	RV	443	235	293	80	100.0%
Colorado River	Columbus	TX	RV	218	22	232	25	100.0%
Victoria Palms	Donna	TX	RV	117		1,122	473	100.0%
Lake Texoma (e)	Gordonville	TX	RV	201	120	301	81	100.0%

Property	City	State	Property Type	Acres [a]	Developable Acres [b]	Total Number of Sites as of 12/31/22	Total Number of Annual Sites as of 12/31/22	Annual Site Occupancy as of 12/31/22
Lakewood	Harlingen	TX	RV	30		301	99	100.0%
Paradise Park	Harlingen	TX	RV	60		563	263	100.0%
Sunshine RV Resort	Harlingen	TX	RV	84		1,027	357	100.0%
Tropic Winds	Harlingen	TX	RV	112	65	531	197	100.0%
Medina Lake	Lakehills	TX	RV	208	50	387	39	100.0%
Paradise South	Mercedes	TX	RV	49		493	182	100.0%
Lake Tawakoni (e)	Point	TX	RV	324	11	293	55	100.0%
Fun N Sun RV	San Benito	TX	RV	135	40	1,435	613	100.0%
Country Sunshine	Weslaco	TX	RV	37		390	153	100.0%
Leisure World	Weslaco	TX	RV	38		333	170	100.0%
Southern Comfort	Weslaco	TX	RV	40		403	317	100.0%
Trails End RV	Weslaco	TX	RV	43		362	236	100.0%
Lake Whitney	Whitney	TX	RV	403	158	261	27	100.0%
Lake Conroe	Willis	TX	RV	129		705	298	100.0%
Lake Conroe RV Resort (g)	Montgomery	TX	RV	130		261	—	—%
Total Texas				**2,859**	**701**	**10,336**	**3,959**	**100.0%**
Grand Total All Markets				**43,837**	**6,553**	**167,684**	**119,252**	**96.6%**

---

[a] Acres are approximate. For certain Properties, the acres were estimated based on 10 Sites per acre.

[b] Acres are approximate. There can be no assurance that developable acres will be developed. Development is contingent on many factors including, but not limited to, cost, ability to subdivide, accessibility, infrastructure needs, zoning, entitlement and topography.

[c] Property acquired in 2022.

[d] Development asset acquired in 2020 and 2021. It is not included in the property count as there are no sites and the property is not operational.

[e] Land has been leased to us under a non-cancelable operating lease, including one Loggerhead Marina Property (See Item 8. Financial Statements and Supplementary Data—Note 3. Leases).

[f] Acres for this community have been included in the acres of the adjacent community listed directly above this Property.

[g] Property did not have annual Sites for 2022.

[h] RV community operated by a tenant pursuant to an existing ground lease (See Item 8. Financial Statements and Supplementary Data—Note 6. Investment in Real Estate).

Item 3. Legal Proceedings

The description of legal proceedings is incorporated herein by reference from Item 8. Financial Statements and Supplementary Data—Note 16. Commitments and Contingencies in this Form 10-K.

Item 4. Mine Safety Disclosures

None.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Our shares of common stock are traded on the NYSE under the symbol ELS. As of December 31, 2022, there were 311 holders of record for 186,120,298 outstanding shares of our common stock. Additionally, there were 9,265,565 OP Units outstanding, which are exchangeable for an equivalent number of shares of our common stock or, at our option, cash.

Issuer Purchases of Equity Securities

Period	Total Number of Shares Purchased (a)	Average Price Paid per Share (a)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet be Purchased Under the Plans or Programs
1/1/2022-3/31/2022	44,669	$ 77.22	None	None
4/1/2022-6/30/2022	—	$ —	None	None
7/1/2022-9/30/2022	—	$ —	None	None
10/1/2022-12/31/2022	—	$ —	None	None
1/1/2022-12/31/2022	44,669	$ —	None	None

(a) All shares were repurchased at the open market price and represent common stock surrendered to us to satisfy income tax withholding obligations due to the vesting of Restricted Share Grants. Certain of our executive officers and directors may from time to time adopt non-discretionary, written trading plans that comply with Securities and Exchange Commission Rule 10b5-1, or otherwise monetize their equity-based compensation. Securities and Exchange Commission Rule 10b5-1 provides executives with a method to monetize their equity-based compensation in an automatic and non-discretionary manner over time.

Dividends and Distributions

We distribute regular quarterly dividends to our stockholders. In order to maintain our qualification as a REIT, we are required, among other things, to distribute annually at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction and any net capital gain. In addition, we intend to distribute all or substantially all of our net income so that we will generally not be subject to U.S. federal income tax on our earnings.

In general, our Board of Directors makes decisions regarding the nature, frequency and amount of our dividends on a quarterly basis. The Board considers many factors when making these decisions, including our present and future liquidity needs, our current and projected financial condition and results of operations. As such, there can be no assurance that we will maintain the practice of paying regular quarterly dividends to continue to qualify as a REIT. See Item 1A. Risk Factors in this Form 10-K for a description of factors that may affect our ability to distribute dividends.

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with the consolidated financial statements and accompanying footnotes thereto included in this Annual Report on Form 10-K.

2022 Accomplishments

We continued our strong performance in 2022, as marked by these key operational and financial accomplishments:

- Net income available for Common Stockholders was $1.53 per fully diluted share, for the year ended December 31, 2022, 7.0% higher than the year ended December 31, 2021.
- Normalized FFO per Common Share on a fully diluted basis was $2.72 for the year ended December 31, 2022, 7.4% higher than the year ended December 31, 2021.
- Core portfolio generated growth of 5.7% in income from property operations, excluding deferrals and property management, for the year ended December 31, 2022, compared to the year ended December 31, 2021.
- Core MH base rental income increased by 5.8% during the year ended December 31, 2022, compared to the year ended December 31, 2021. The increase is due to 5.4% growth from rate increases and 0.4% from occupancy gains.
- Maintained average Core MH occupancy at 95.1% for the years ended December 31, 2022 and 2021.
- Manufactured homeowners within our Core portfolio increased by 637 to 66,069 as of December 31, 2022, compared to 65,432 as of December 31, 2021.
- Core RV and marina base rental income for the year ended December 31, 2022 increased by 9.1%, compared to the year ended December 31, 2021.
- Combined Core Seasonal and Transient RV base rental income for the year ended December 31, 2022 increased by 9.5% or $11.1 million, compared to the year ended December 31, 2021.
- RV Annual occupancy within our Core RV and Thousand Trails portfolios increased by 570 sites during the year ended December 31, 2022, compared to the year ended December 31, 2021.
- New home sales of 1,176 for the year ended December 31, 2022, which was the highest in company history.
- Acquired four RV communities, one membership RV community, an 80% interest in two joint ventures with RV properties under development, a 50% interest in one joint venture with one RV community, and three land parcels with an aggregate value of approximately $150.9 million.
- Added 1,034 expansion sites during the year ended December 31, 2022.
- During the year ended December 31, 2022, we entered into a $200.0 million unsecured term loan agreement. The term of the loan is five years and bears interest at a rate of SOFR plus approximately 1.30% to 1.80%, depending on leverage levels.
- During the year ended December 31, 2022, we closed on a secured refinancing transaction generating gross proceeds of $200.0 million. The loan is secured by one MH community, has a fixed interest rate of 3.36% per annum and matures in 11 years.
- During the year ended December 31, 2022, we entered into our current at-the-market ("ATM") equity offering program with an aggregate offering price of up to $500.0 million. The full capacity remains available for issuance.

Overview and Outlook

We are a self-administered and self-managed real estate investment trust ("REIT") with headquarters in Chicago, Illinois. We are a fully integrated owner of lifestyle-oriented properties ("Properties") consisting of property operations and home sales and rental operations primarily within manufactured home ("MH") and recreational vehicle ("RV") communities and marinas. As of December 31, 2022, we owned or had an ownership interest in a portfolio of 449 Properties located throughout the United States and Canada containing 171,248 individual developed areas ("Sites"). These Properties are located in 35 states and British Columbia, with more than 110 Properties with lake, river or ocean frontage and more than 120 Properties within 10 miles of the coastal United States.

We invest in properties in sought-after locations near retirement and vacation destinations and urban areas across the United States with a focus on delivering an exceptional experience to our residents and guests that results in delivery of value to stockholders. Our business model is intended to provide an opportunity for increased cash flows and appreciation in value. We seek growth in earnings, Funds from Operations ("FFO") and cash flows by enhancing the profitability and operation of our Properties and investments. We accomplish this by attracting and retaining high quality customers to our Properties, who take pride in our Properties and in their homes and efficiently managing our Properties by increasing occupancy, maintaining competitive market rents and controlling expenses. We also actively pursue opportunities that fit our acquisition criteria and are currently engaged in various stages of negotiations relating to the possible acquisition of additional properties.

We believe the demand from baby boomers for MH and RV communities will continue to be strong over the long term. It is estimated that approximately 10,000 baby boomers are turning 65 daily through 2030. In addition, the population age 55 and older is expected to grow 17% within the next 15 years. These individuals, seeking an active lifestyle, will continue to drive the market for second-home sales as vacation properties, investment opportunities or retirement retreats. We expect it is likely that over the next decade, we will continue to see high levels of second-home sales and that manufactured homes and cottages in our Properties will continue to provide a viable second-home alternative to site-built homes. We also believe the Millennial and Generation Z demographic will contribute to our future long-term customer pipeline. After conducting a comprehensive study of RV ownership, according to the Recreational Vehicle Industry Association ("RVIA"), data suggested that RV sales are expected to benefit from an increase in demand from those born in the United States from 1980 to 2003, or Millennials and Gen Z, over the coming years. We believe the demand from baby boomers and these younger generations will continue to outpace supply for MH and RV communities. The entitlement process to develop new MH and RV communities is extremely restrictive. As a result, there have been limited new communities developed in our target geographic markets.

We generate the majority of our revenues from customers renting our Sites or entering into right-to-use contracts, also known as membership subscriptions, which provide them access to specific Properties for limited stays. MH Sites are generally leased on an annual basis to residents who own or lease factory-built homes, including manufactured homes. Annual RV and marina Sites are leased on an annual basis to customers who generally have an RV, factory-built cottage, boat or other unit placed on the site, including those Northern properties that are open for the summer season. Seasonal RV and marina Sites are leased to customers generally for one to six months. Transient RV and marina Sites are leased to customers on a short-term basis. The revenue from seasonal and transient Sites is generally higher during the first and third quarters. We consider the transient revenue stream to be our most volatile as it is subject to weather conditions and other factors affecting the marginal RV customer's vacation and travel preferences. We also generate revenue from customers renting our marina dry storage. Additionally, we have interests in joint venture Properties for which revenue is classified as Equity in income from unconsolidated joint ventures on the Consolidated Statements of Income and Comprehensive Income.

Approximately one quarter of our rental agreements on MH Sites contain rent increase provisions that are directly or indirectly connected to the published CPI statistics issued from June through September of the year prior to the increase effective date. Approximately two-thirds of these rental agreements are subject to a CPI floor of approximately 3.0% to 5.0%.

State and local rent control regulations affect 26 wholly-owned Properties, including 14 of our 47 California Properties, all 7 of our Delaware Properties, 1 of our 5 Massachusetts Properties, 1 of our 7 New York Properties and 3 of our 11 Oregon Properties. These rent control regulations govern rent increases and generally permit us to increase rates by a percentage of the increase in the national, regional or local CPI, depending on the rent control ordinance. These rate increases generally range from 60.0% to 100.0% of CPI with certain limits depending on the jurisdiction.

The following table shows the breakdown of our Sites by type (amounts are approximate):

	Total Sites as of December 31, 2022
MH Sites	72,700
RV Sites:	
Annual	34,300
Seasonal	12,700
Transient	15,200
Marina Slips	6,900
Membership [1]	25,800
Joint Ventures [2]	3,600
Total [3]	171,200

---

[1] Primarily utilized to service the approximately 128,400 members. Includes approximately 6,400 Sites rented on an annual basis.
[2] Includes approximately 2,000 annual Sites and 1,600 transient Sites.
[3] Total does not foot due to rounding.

Membership Sites are primarily utilized to service approximately 128,400 annual subscription members, including 26,000 free trial members added through our RV dealer program. The remaining 102,400 have purchased a Thousand Trails Camping ("TTC") membership, which is an annual subscription providing the member access to our Properties in one to five geographic regions of the United States. In 2022, a TTC membership for a single geographic region required an annual payment of $630. In addition, members are eligible to upgrade their subscriptions. A membership upgrade may offer (1) increased length of consecutive stay by 50% (i.e., up to 21 days); (2) ability to make earlier advance reservations; (3) discounts on rental units; (4) access to additional Properties, which may include use of Sites at non-membership RV communities, or (5) membership in discount travel programs. Each membership upgrade requires a non-refundable upfront payment, for which we offer financing options to eligible customers. As a customer acquisition tool, we have relationships with a network of RV dealers to provide each new RV owner with a free one-year trial subscription to a TTC membership.

In our Home Sales and Rentals Operations business, our revenue streams include home sales, home rentals and brokerage services and ancillary activities. We generate revenue through home sales and rental operations by selling or leasing manufactured homes and cottages that are located in Properties owned and managed by us. We believe renting our vacant homes represents an attractive source of occupancy and an opportunity to convert the renter to a homebuyer in the future. Additionally, home sale brokerage services are offered to our residents who may choose to sell their homes rather than relocate them when moving from a Property. At certain Properties, we operate ancillary facilities, such as golf courses, pro shops, stores and restaurants.

In the manufactured housing industry, options for home financing, also known as chattel financing, are limited. Chattel financing options available today include community owner-funded programs or third-party lender programs that provide subsidized financing to customers and often require the community owner to guarantee customer defaults. Third-party lender programs have stringent underwriting criteria, sizable down payment requirements, short term loan amortization and high interest rates. We have a limited program under which we purchase loans made by an unaffiliated lender to homebuyers at our Properties.

Under the existing administration, the Federal Housing Finance Agency (the "FHFA"), overseer of Fannie Mae, Freddie Mac (the "GSEs") and the Federal Home Loan Banks, has focused on equitable access to affordable and sustainable housing. In 2017, the FHFA published the Underserved Markets Plans for 2018-2020 (the "GSE Plans") under the Duty-To-Serve ("DTS") provisions mandated by the Federal Housing Enterprises Financial Safety and Soundness Act of 1992, as amended by the Housing and Economic Recovery Act of 2008. The GSEs subsequently added a 2021 Plan as a one-year extension and have since published their current 2022-2024 Plans.

The FHFA mandate requires the GSE Plans to address leadership in developing loan products and flexible underwriting guidelines in underserved markets to facilitate a secondary market for mortgages on manufactured homes titled as real property or personal property, blanket loans for certain categories of manufactured housing communities, preserving the affordability of housing for renters and homebuyers, and housing in rural markets. While the FHFA and the current GSE 2022-24 DTS Plans may have a positive impact on the ability of our customers to obtain chattel financing, the actual impact on us, as well as the industry, cannot be determined at this time.

In addition to net income computed in accordance with U.S. Generally Accepted Accounting Principles ("GAAP"), we assess and measure our overall financial and operating performance using certain Non-GAAP supplemental measures, which include: (i) FFO, (ii) Normalized FFO, (iii) Income from property operations, (iv) Income from property operations, excluding deferrals and property management, (v) Core Portfolio income from property operations, excluding deferrals and property management (operating results for Properties owned and operated in both periods under comparison) and (vi) Income from rental operations, net of depreciation. We use these measures internally to evaluate the operating performance of our portfolio and provide a basis for comparison with other real estate companies. Definitions and reconciliations of these measures to the most comparable GAAP measures are included below in this discussion.

COVID-19 Pandemic Update

On March 11, 2020, the World Health Organization declared the outbreak of the novel coronavirus (COVID-19) a pandemic. Since the COVID-19 pandemic began, we have taken actions to prioritize the safety and security of our employees, residents and customers, while maintaining our high-quality standards in service to our residents and customers. Our Properties continue to be open subject to seasons of operations and state and local guidelines. Our property offices are open to residents and customers and we are complying with Center for Disease Control and Prevention recommended protocols.

While the pandemic and related government measures, including the temporary closure of the Canadian border, adversely impacted our business in certain prior periods, we have experienced strong demand across our business in 2022, particularly in our RV portfolio. For additional details, see Results Overview.

We attribute the solid performance of our business to the fundamentals of our business model. The property locations and the lifestyle we offer have broad appeal to customers interested in enjoying an outdoor experience. We intend to continue to monitor the situation and we may take further actions that alter our business operations as may be required and that are in the best interests of our employees, residents, customers and shareholders. The extent of the impact that COVID-19 will have on our business going forward, including our financial condition, results of operations and cash flows, is dependent on multiple factors, many of which are unknown. For additional details, see Item 1A. Risk Factors.

Results Overview

For the year ended December 31, 2022, net income available for Common Stockholders increased $22.1 million, or $0.10 per fully diluted Common Share, to $284.6 million, or $1.53 per fully diluted Common Share, compared to $262.5 million, or $1.43 per fully diluted Common Share, for the same period in 2021. For the year ended December 31, 2022, FFO available for Common Stock and OP Unit holders increased $38.0 million,or $0.16 per fully diluted Common Share, to $523.6 million, or $2.68 per fully diluted Common Share, compared to $485.6 million, or $2.52 per fully diluted Common Share, for the same period in 2021. For the year ended December 31, 2022, Normalized FFO available for Common Stock and OP Unit holders increased $42.6 million, or $0.19 per fully diluted Common Share, to $531.6 million, or $2.72 per fully diluted Common Share, compared to $489.0 million, or $2.53 per fully diluted Common Share, for the same period in 2021.

Hurricane Ian made landfall on the west coast of Florida on September 28, 2022. For the majority of our Florida Properties, the impact was limited to flooding, wind, wind-blown debris and falling trees and branches. These properties have resumed operations. The most significant damage to our Properties occurred in or near the Fort Myers area. Six of our Properties in or near this market experienced utility disruptions. The properties include four RV parks and two marinas with a total of 2,100 sites/slips. During the storm, the four RV properties experienced strong winds as well as significant flooding, including from unprecedented storm surges that resulted in damage to certain common area buildings, utility infrastructure and residents' homes. The two marinas suffered wind related building damage and the process of restoring the buildings has begun. Four of the six properties have resumed operations and two are expected to resume operations by the third quarter of 2023.

During the year ended December 31, 2022, we recognized $40.6 million of expenses for debris removal and cleanup costs related to Hurricane Ian and an offsetting insurance recovery revenue accrual of $40.6 million related to the expected insurance recovery as a result of Hurricane Ian, which is included in Casualty related charges/recoveries, net in the Consolidated Statements of Income and Comprehensive Income. In addition, during the year ended December 31, 2022, we recorded a $5.4 million reduction to the carrying value of certain assets and an offsetting insurance recovery revenue of $5.4 million as a result of Hurricane Ian, which is included in Gain/(loss) on sale of real estate and impairment, net in the Consolidated Statements of Income and Comprehensive Income. We believe we have adequate insurance coverage, subject to deductibles, including business interruption though we are unable to predict the timing or amount of insurance recovery. As of February 21, 2023, we have received $19.7 million in proofs of loss from our insurance carriers in connection with our initial claim submissions.

Our Core Portfolio could change from time-to-time depending on acquisitions, dispositions and significant transactions or unique situations. Our Core Portfolio in 2022 and 2021 includes all Properties acquired prior to December 31, 2020 that we have owned and operated continuously since January 1, 2021. During the quarter ended December 31, 2022, operations at our Fort Myers Beach, Gulf Air, Pine Island, and Ramblers Rest properties were interrupted as a result of Hurricane Ian, therefore we designated them as Non-core properties. This change is reflected throughout the *Results Overview*.

For the year ended December 31, 2022, property operating revenues in our Core Portfolio, excluding deferrals, increased 6.1% and property operating expenses in our Core Portfolio, excluding deferrals and property management, increased 6.7%, from the year ended December 31, 2021, resulting in an increase in income from property operations, excluding deferrals and property management, of 5.7%.

While we continue to focus on increasing the number of manufactured homeowners in our Core Portfolio, we also believe renting our vacant homes represents an attractive source of occupancy and an opportunity to potentially convert the renter to a new homebuyer in the future. We continue to expect there to be fluctuations in the sources of occupancy gains depending on local market conditions, availability of vacant sites and success with converting renters to homeowners. Our Core Portfolio average occupancy, including both homeowners and renters, in our MH communities was 95.1% for each of the years ended December 31, 2022 and December 31, 2021. For the year ended December 31, 2022, our Core Portfolio occupancy decreased by 15 sites with an increase in homeowner occupancy of 637 sites and a decrease in rental occupancy of 652. In addition to maintaining occupancy, we have experienced rental rate increases during the year ended December 31, 2022, contributing to a growth of 5.4% in MH rental income compared to the same period in 2021.

RV and marina base rental income in our Core Portfolio for the year ended December 31, 2022, was 9.1% higher than the same period in 2021 and was driven by an increase in annual and seasonal revenues. Core RV and marina base rental income from annuals represents more than 60% of total Core RV and marina base rental income and increased 8.8% for the year ended December 31, 2022 compared to the same period in 2021. Core seasonal RV and marina base rental income increased 38.6% for the year ended December 31, 2022 compared to the same period in 2021. Core transient RV and marina base rental income decreased $3.4 million or 4.3%, for the year ended December 31, 2022 compared to the same period in 2021.

We continue to experience strong performance in our membership base within our Thousand Trails portfolio. For the year ended December 31, 2022, annual membership subscriptions revenue increased 8.5% over the same period in 2021. During the year ended December 31, 2022, we sold 23,237 TTC memberships and activated 28,180 TTC memberships through our RV dealer program.

The following table provides additional details regarding our TTC memberships for the past five years:

	2022	2021	2020	2019	2018
TTC Origination	51,417	50,523	44,129	41,484	37,528
TTC Sales	23,237	23,923	20,587	19,267	17,194
RV Dealer TTC Activations	28,180	26,600	23,542	22,217	20,334

Demand for our homes and communities remains strong as evidenced by factors including our high occupancy levels. During 2022, we continued to experience an all-time high for new home sales with 1,176 new home sales during the year ended December 31, 2022, compared to 1,163 new home sales during the year ended December 31, 2021. The increase in new home sales was primarily due to favorable housing trends and timing of the availability of home inventory ready for sale.

As of December 31, 2022, we had 2,811 occupied rental homes in our Core MH communities. Our Core Portfolio income from rental operations, net of depreciation, was $27.4 million for the year ended December 31, 2022 and $32.0 million for the year ended December 31, 2021. Approximately $27.7 million and $31.5 million of rental operations revenue related to Site rental was included in MH base rental income in our Core Portfolio for the years ended December 31, 2022 and December 31, 2021, respectively.

Our gross investment in real estate increased $380.5 million to $7,369.6 million as of December 31, 2022, from $6,989.1 million as of December 31, 2021, primarily due to new acquisitions as well as capital improvements during the year ended December 31, 2022.

Property Acquisitions/Dispositions and Joint Ventures

The following chart lists the Properties acquired or sold from January 1, 2021 through December 31, 2022 and Sites added through expansion opportunities at our existing Properties.

	Location	Type of Property	Transaction Date	Sites
Total Sites as of January 1, 2021 [1] [2]				**160,500**
Acquisition Properties:				
Okeechobee KOA Resort	Okeechobee, Florida	RV	January 21, 2021	740
Cortez Village Marina	Cortez, Florida	Marina	February 5, 2021	353
Fish Tale Marina	Fort Myers Beach, Florida	Marina	February 5, 2021	296
Hi-Lift Marina	Adventure, Florida	Marina	February 5, 2021	211
Hidden Harbour Marina	Pompano Beach, Florida	Marina	February 5, 2021	357
Inlet Harbor Marina	Ponce Inlet, Florida	Marina	February 5, 2021	295
Palm Harbour Marina	Cape Haze, Florida	Marina	February 5, 2021	260
Riverwatch Marina	Stuart, Florida	Marina	February 5, 2021	306
Boathouse Marina	Beaufort, North Carolina	Marina	February 5, 2021	547
Dale Hollow State Park Marina	Burkesville, Kentucky	Marina	February 5, 2021	198
Bay Point Marina	Marblehead, Ohio	Marina	February 5, 2021	841
Rivers Edge Marina	North Charleston, South Carolina	Marina	February 5, 2021	503
Pine Haven	Cape May, New Jersey	RV	June 3, 2021	629
Myrtle Beach Property [3]	Myrtle Beach, South Carolina	RV	August 26, 2021	813
Voyager RV Resort [4]	Tucson, Arizona	RV	October 14, 2021	—
RVC Portfolio [5]	Multiple	Unconsolidated JV	November 1, 2021	988
Hope Valley	Turner, Oregon	RV	November 18, 2021	164
Lake Conroe KOA	Montgomery, Texas	RV	December 15, 2021	261
Blue Mesa Recreational Ranch	Gunnison, Colorado	Membership	February 18, 2022	385
Pilot Knob RV Resort	Winterhaven, California	RV	February 18, 2022	247
Holiday Trav-L-Park Resort	Emerald Isle, North Carolina	RV	June 15, 2022	299
Oceanside RV Resort	Oceanside, California	RV	June 16, 2022	139
Hiawasee KOA JV	Hiawassee, Georgia	Unconsolidated JV	November 10, 2022	283
Whippoorwill Campground	Marmora, New Jersey	RV	December 20, 2022	288
Expansion Site Development:				
Sites added (reconfigured) in 2021				1,037
Sites added (reconfigured) in 2022				1,034
Total Sites as of December 31, 2022 [2]				**171,200**

---

[1] Includes the marina slips.

[2] Sites are approximate.

[3] RV community operated by a tenant pursuant to an existing ground lease (See Item 8. Financial Statements and Supplementary Data — Note 6. Investment in Real Estate).

[4] On October 14, 2021, we completed the acquisition of the remaining interest in the Voyager joint venture (See Item 8. Financial Statements and Supplementary Data — Note 6. Investment in Real Estate). The Voyager joint venture sites were previously included in the Total Sites as of January 1, 2021.

[5] During the year ended December 31, 2022 we made investments in two additional joint ventures with RVC Outdoor Destinations. The joint ventures each have one property under development.

Markets

The following table identifies our largest markets by number of Sites and provides information regarding our Properties (excluding fourteen Properties owned through our Joint Ventures).

Major Market	Total Sites	Number of Properties	Percent of Total Sites	Percent of Total Property Operating Revenue [1]
Florida	64,039	151	38.2 %	44.3 %
Northeast	21,683	58	12.9 %	11.1 %
Arizona	19,121	43	11.4 %	10.2 %
California	13,440	47	8.0 %	11.7 %
Southeast	12,991	34	7.7 %	5.7 %
Midwest	12,474	31	7.4 %	5.4 %
Texas	10,336	20	6.2 %	2.7 %
Northwest	6,457	26	3.9 %	3.2 %
Colorado	3,829	11	2.3 %	3.3 %
Other	3,314	14	2.0 %	2.4 %
Total	167,684	435	100.0 %	100.0 %

---

[1] Excludes the impact of GAAP deferrals of membership upgrade sales upfront payments and membership sales commissions as well as approximately $14.8 million of property operating revenue not allocated to Properties, which consists primarily of membership upgrade sales.

Qualification as a REIT

Commencing with our taxable year ended December 31, 1993, we have elected to be taxed as a REIT for U.S. federal income tax purposes. We believe we have met the requirements and have qualified for taxation as a REIT and we plan to continue to meet these requirements. The requirements for qualification as a REIT are highly technical and complex, as they pertain to the ownership of our outstanding stock, the nature of our assets, the sources of our income and the amount of our distributions to our stockholders. Examples include that at least 95% of our gross income must come from sources that are itemized in the REIT tax laws and at least 90% of our REIT taxable income, computed without regard to our deduction for dividends paid and our net capital gain, must be distributed to stockholders annually. If we fail to qualify as a REIT and are unable to correct such failure, we would be subject to U.S. federal income tax at regular corporate rates. Additionally, we could remain disqualified as a REIT for four years following the year we first failed to qualify. Even if we qualify for taxation as a REIT, we are subject to certain foreign, state and local taxes on our income and property and U.S. federal income and excise taxes on our undistributed income.

Non-GAAP Financial Measures

Management's discussion and analysis of financial condition and results of operations include certain Non-GAAP financial measures that in management's view of the business are meaningful as they allow investors the ability to understand key operating details of our business both with and without regard to certain accounting conventions or items that may not always be indicative of recurring annual cash flow of the portfolio. These Non-GAAP financial measures as determined and presented by us may not be comparable to similarly titled measures reported by other companies and include income from property operations and Core Portfolio, FFO, Normalized FFO and income from rental operations, net of depreciation.

We believe investors should review Income from property operations and Core Portfolio, FFO, Normalized FFO and Income from rental operations, net of depreciation, along with GAAP net income and cash flows from operating activities, investing activities and financing activities, when evaluating an equity REIT's operating performance. A discussion of Income from property operations and Core Portfolio, FFO, Normalized FFO and Income from rental operations, net of depreciation and a reconciliation to net income, are included below.

Income from Property Operations and Core Portfolio

We use income from property operations, income from property operations, excluding deferrals and property management and Core Portfolio income from property operations, excluding deferrals and property management, as alternative measures to evaluate the operating results of our Properties. Income from property operations represents rental income, membership subscriptions and upgrade sales, utility and other income less property and rental home operating and maintenance expenses, real estate taxes, sales and marketing expenses and property management expenses. Income from property operations, excluding deferrals and property management, represents income from property operations excluding property management

Management's Discussion and Analysis (continued)

expenses and the impact of the GAAP deferrals of membership upgrade sales upfront payments and membership sales commissions, net. For comparative purposes, we present bad debt expense within Property operating, maintenance and real estate taxes in the current and prior periods.

Our Core Portfolio consists of our Properties owned and operated during all of 2021 and 2022. Core Portfolio income from property operations, excluding deferrals and property management, is useful to investors for annual comparison as it removes the fluctuations associated with acquisitions, dispositions and significant transactions or unique situations. Our Non-Core Portfolio includes all Properties that were not owned and operated during all of 2021 and 2022. This includes, but is not limited to, six properties and eleven marinas acquired during 2021, four RV communities and one membership RV community acquired during 2022 and our Westwinds MH community and an adjacent shopping center. The ground leases with respect to Westwinds and the adjacent shopping center terminated on August 31, 2022. The Non-Core properties also include Fort Myers Beach, Gulf Air, Pine Island, and Ramblers Rest.

Funds from Operations ("FFO") and Normalized Funds from Operations ("Normalized FFO")

We define FFO as net income, computed in accordance with GAAP, excluding gains or losses from sales of properties, depreciation and amortization related to real estate, impairment charges and adjustments to reflect our share of FFO of unconsolidated joint ventures. Adjustments for unconsolidated joint ventures are calculated to reflect FFO on the same basis. We compute FFO in accordance with our interpretation of standards established by the National Association of Real Estate Investment Trusts ("NAREIT"), which may not be comparable to FFO reported by other REITs that do not define the term in accordance with the current NAREIT definition or that interpret the current NAREIT definition differently than we do. We receive non-refundable upfront payments from membership upgrade contracts. In accordance with GAAP, the non-refundable upfront payments and related commissions are deferred and amortized over the estimated membership upgrade contract term. Although the NAREIT definition of FFO does not address the treatment of non-refundable upfront payments, we believe that it is appropriate to adjust for the impact of the deferral activity in our calculation of FFO.

We define Normalized FFO as FFO excluding non-operating income and expense items such as gains and losses from early debt extinguishment, including prepayment penalties and defeasance costs, transaction/pursuit costs, and other miscellaneous non-comparable items. Normalized FFO presented herein is not necessarily comparable to Normalized FFO presented by other real estate companies due to the fact that not all real estate companies use the same methodology for computing this amount.

We believe that FFO and Normalized FFO are helpful to investors as supplemental measures of the performance of an equity REIT. We believe that by excluding the effect of gains or losses from sales of properties, depreciation and amortization related to real estate and impairment charges, which are based on historical costs and which may be of limited relevance in evaluating current performance, FFO can facilitate comparisons of operating performance between periods and among other equity REITs. We further believe that Normalized FFO provides useful information to investors, analysts and our management because it allows them to compare our operating performance to the operating performance of other real estate companies and between periods on a consistent basis without having to account for differences not related to our normal operations. For example, we believe that excluding the early extinguishment of debt and other miscellaneous non-comparable items from FFO allows investors, analysts and our management to assess the sustainability of operating performance in future periods because these costs do not affect the future operations of the properties. In some cases, we provide information about identified non-cash components of FFO and Normalized FFO because it allows investors, analysts and our management to assess the impact of those items.

Income from Rental Operations, Net of Depreciation

We use income from rental operations, net of depreciation as an alternative measure to evaluate the operating results of our home rental program. Income from rental operations, net of depreciation represents income from rental operations less depreciation expense on rental homes. We believe this measure is meaningful for investors as it provides a complete picture of the home rental program operating results including the impact of depreciation which affects our home rental program investment decisions.

Our definitions and calculations of these Non-GAAP financial and operating measures and other terms may differ from the definitions and methodologies used by other REITs and accordingly, may not be comparable. These Non-GAAP financial and operating measures do not represent cash generated from operating activities in accordance with GAAP, nor do they represent cash available to pay distributions and should not be considered as an alternative to net income, determined in accordance with GAAP, as an indication of our financial performance, or to cash flows from operating activities, determined in accordance with GAAP, as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to make cash distributions.

Management's Discussion and Analysis (continued)

The following table reconciles net income available for Common Stockholders to income from property operations for the years ended December 31, 2022, 2021 and 2020:

		Total Portfolio				
(amounts in thousands)		2022		2021		2020
Computation of Income from Property Operations:						
Net income available for Common Stockholders	$	284,611	$	262,462	$	228,268
Redeemable preferred stock dividends		16		16		16
Income allocated to non-controlling interests – Common OP Units		14,198		13,522		13,132
Equity in income of unconsolidated joint ventures		(3,363)		(3,881)		(5,399)
Income before equity in income of unconsolidated joint ventures		295,462		272,119		236,017
Loss on sale of real estate and impairment, net		—		59		—
Total other expenses, net		357,600		332,192		299,351
(Gain)/loss from home sales operations and other		(13,846)		(8,356)		3,046
Income from property operations	$	639,216	$	596,014	$	538,414

The following table presents a calculation of FFO available for Common Stock and OP Unitholders and Normalized FFO available for Common Stock and OP Unitholders for the years ended December 31, 2022, 2021 and 2020:

(amounts in thousands)		2022		2021		2020
Computation of FFO and Normalized FFO:						
Net income available for Common Stockholders	$	284,611	$	262,462	$	228,268
Income allocated to non-controlling interests – Common OP Units		14,198		13,522		13,132
Membership upgrade sales upfront payments, deferred, net		21,703		25,079		12,062
Membership sales commissions, deferred, net		(3,196)		(5,075)		(1,660)
Depreciation and amortization		202,362		188,444		155,131
Depreciation on unconsolidated joint ventures		3,886		1,083		727
Gain on unconsolidated joint ventures		—		—		(1,229)
Loss on sale of real estate and impairment, net [1]		—		59		—
FFO available for Common Stock and OP Unit holders		523,564		485,574		406,431
Early debt retirement		1,156		2,784		10,786
Transaction/pursuit costs [2]		3,807		598		—
Lease termination expenses		3,119		—		1,446
Normalized FFO available for Common Stock and OP Unit holders	$	531,646	$	488,956	$	418,663
Weighted average Common Shares outstanding—Fully Diluted		195,255		192,883		192,555

---

[1] Reflects a $5.4 million reduction to the carrying value of certain assets and insurance recovery revenue of $5.4 million as a result of Hurricane Ian for the year ended December 31, 2022.

[2] Represents transaction/pursuit costs related to unconsummated acquisitions included in Other expenses in the Consolidated Statements of Income.

[3] Represents non-operating expenses associated with the Westwinds ground leases that terminated on August 31, 2022 and is included in General and Administrative expenses in the Consolidated Statement of Income.

Results of Operations

This section discusses the comparison of our results of operations for the years ended December 31, 2022 and December 31, 2021. Our Core Portfolio could change from time-to-time depending on acquisitions, dispositions and significant transactions or unique situations. Our Core Portfolio in 2022 and 2021 includes all Properties acquired prior to December 31, 2020 that we have owned and operated continuously since January 1, 2021. During the year ended December 31, 2022, operations at our Fort Myers Beach, Gulf Air, Pine Island, and Ramblers Rest properties were interrupted as a result of Hurricane Ian, therefore we designated them as Non-core properties. This change is reflected in the results of operations for the comparison of the year ended December 31, 2022 to the year ended December 31, 2021. For the comparison of our results of operations for the years ended December 31, 2021 and December 31, 2020 and discussion of our operating activities, investing activities and financing activities for these years, refer to Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations of the Annual Report on Form 10-K for the fiscal year ended December 31, 2021, filed with the SEC on February 22, 2022.

Income from Property Operations

The following table summarizes certain financial and statistical data for our Core Portfolio and total portfolio:

	Core Portfolio				Total Portfolio			
(amounts in thousands)	2022	2021	Variance	% Change	2022	2021	Variance	% Change
MH base rental income [1]	$ 625,989	$ 591,725	$ 34,264	5.8 %	$ 633,958	$ 603,066	$ 30,892	5.1 %
Rental home income [1]	15,198	16,672	(1,474)	(8.8)%	15,244	16,696	(1,452)	(8.7)%
RV and marina base rental income [1]	352,727	323,391	29,336	9.1 %	409,615	362,818	46,797	12.9 %
Annual membership subscriptions	62,502	58,122	4,380	7.5 %	63,215	58,251	4,964	8.5 %
Membership upgrades sales current period, gross	33,384	36,200	(2,816)	(7.8)%	34,661	36,270	(1,609)	(4.4)%
Utility and other income [1]	105,279	100,363	4,916	4.9 %	120,750	108,543	12,207	11.2 %
Property operating revenues, excluding deferrals	1,195,079	1,126,473	68,606	6.1 %	1,277,443	1,185,644	91,799	7.7 %
Property operating and maintenance [1][2]	409,067	378,869	30,198	8.0 %	442,586	401,506	41,080	10.2 %
Real estate taxes	67,130	64,572	2,558	4.0 %	74,145	72,671	1,474	2.0 %
Rental home operating and maintenance	5,367	5,674	(307)	(5.4)%	5,393	5,727	(334)	(5.8)%
Sales and marketing, gross	22,880	23,694	(814)	(3.4)%	23,513	23,743	(230)	(1.0)%
Property operating expenses, excluding deferrals and property management	504,444	472,809	31,635	6.7 %	545,637	503,647	41,990	8.3 %
Income from property operations, excluding deferrals and property management [3]	690,635	653,664	36,971	5.7 %	731,806	681,997	49,809	7.3 %
Property management	74,083	65,975	8,108	12.3 %	74,083	65,979	8,104	12.3 %
Income from property operations, excluding deferrals [4]	616,552	587,689	28,863	4.9 %	657,723	616,018	41,705	6.8 %
Membership upgrade sales upfront payments and membership sales commission, deferred, net	18,507	20,004	(1,497)	(7.5)%	18,507	20,004	(1,497)	(7.5)%
Income from property operations [3]	$ 598,045	$ 567,685	$ 30,360	5.3 %	$ 639,216	$ 596,014	$ 43,202	7.2 %

---

[1] Rental income consists of the following total portfolio income items in this table: 1) MH base rental income, 2) Rental home income, 3) RV and marina base rental income and 4) Utility income, which is calculated by subtracting Other income on the Consolidated Statements of Income and Comprehensive Income from Utility and other income in this table. The difference between the sum of the total portfolio income items and Rental income on the Consolidated Statements of Income and Comprehensive Income is bad debt expense, which is presented in Property operating and maintenance expense in this table.

[2] Includes bad debt expense for all periods presented.

[3] See Non-GAAP Financial Measures section of the Management Discussion and Analysis for definitions and reconciliations of these Non-GAAP measures to Net Income available for Common Shareholders.

Total portfolio income from property operations for 2022 increased $43.2 million, or 7.2%, from 2021, driven by an increase of $30.4 million, or 5.3%, from our Core Portfolio and an increase of $12.8 million from our Non-Core Portfolio. The increase in income from property operations from our Core Portfolio was primarily due to higher property operating revenues, excluding deferrals, primarily in MH base rental income and RV and marina base rental income, partially offset by an increase in property operating expenses, excluding deferrals and property management. The increase in income from property operations from our Non-Core Portfolio was attributed to income from properties acquired in the fourth quarter of 2021 and during the year ended December 31, 2022. The increase in income from property operations from our Non-Core Portfolio was primarily attributed to income from properties acquired throughout 2021 and 2022.

Property Operating Revenues

MH base rental income in our Core Portfolio for 2022 increased $34.3 million, or 5.8%, from 2021, which reflects 5.4% growth from rate increases and 0.4% growth from occupancy gains. The average monthly base rental income per Site in our Core portfolio increased to approximately $757 in 2022 from approximately $718 in 2021. The average occupancy in our Core Portfolio was 95.1% in both 2022 and 2021.

RV and marina base rental income is comprised of the following:

(amounts in thousands)	Core Portfolio				Total Portfolio			
	2022	2021	Variance	% Change	2022	2021	Variance	% Change
Annual	$ 224,647	$ 206,405	$ 18,242	8.8 %	$ 266,100	$ 237,204	$ 28,896	12.2 %
Seasonal	52,103	37,590	14,513	38.6 %	58,874	41,742	17,132	41.0 %
Transient	75,977	79,396	(3,419)	(4.3)%	84,641	83,872	769	0.9 %
RV and marina base rental income	$ 352,727	$ 323,391	$ 29,336	9.1 %	$ 409,615	$ 362,818	$ 46,797	12.9 %

Annual RV and marina base rental income increased during the year ended December 31, 2022, from the year ended December 31, 2021, across all regions and was due to increases in rate and occupancy. The increase in Seasonal RV and marina base rental income was driven by increases in the South and West regions during the first quarter of 2022, as these regions were adversely impacted in 2021 by travel restrictions resulting from COVID-19, in particular from the closure of the Canadian border. The decrease in Transient RV and marina base rental income was primarily due to a decrease in transient RV revenue as a result of a reduction in the number of Transient Sites available.

Annual membership subscription revenue in our Core Portfolio for the year ended December 31, 2022 increased $4.4 million, or 7.5% from the same period in 2021. The increase in annual membership subscription revenue was partially offset by a decrease of $2.8 million, or 7.8% in membership upgrade sales, gross for the year ended December 31, 2022, from the year ended December 31, 2021, primarily due to the introduction of the Adventure upgrade product introduced in 2021.

Utility and other income in our Core Portfolio for 2022 increased $4.9 million, or 4.9%, from 2021. The increase was primarily due to higher utility income of $6.1 million and pass-through income of $1.7 million, partially offset by lower other property income of $2.9 million. Utility income increased across all utility types. The increase in pass-through income was primarily due to increases in real estate taxes based on tax assessment notices received in the prior year. The decrease in other property income is primarily related to Hurricane Hanna insurance proceeds received in 2021.

Property Operating Expenses

Property operating expenses, excluding deferrals and property management, in our Core Portfolio for 2022 increased $31.6 million, or 6.7%, from 2021, primarily due to increases in property operating and maintenance expenses of $30.2 million and real estate taxes of $2.6 million. Property operating and maintenance expenses were higher in 2022, primarily due to increases in utility expenses of $13.3 million, property payroll expenses of $7.7 million, repair and maintenance expenses of $5.8 million and insurance and other expenses of $3.1 million.

Home Sales and Other

The following table summarizes certain financial and statistical data for our Home Sales and Other Operations:

(amounts in thousands, except home sales volumes)	2022	2021	Variance	% Change
Gross revenue from new home sales [1]	$ 116,790	$ 94,160	$ 22,630	24.0 %
Cost of new home sales [1]	104,684	88,404	16,280	18.4 %
Gross profit from new home sales	12,106	5,756	6,350	110.3 %
Gross revenue from used home sales	4,401	4,297	104	2.4 %
Cost of used home sales	4,212	5,910	(1,698)	(28.7)%
Gross profit (loss) from used home sales	189	(1,613)	1,802	111.7 %
Gross revenue from brokered resales and ancillary services	58,988	54,060	4,928	9.1 %
Cost of brokered resales and ancillary services	30,116	26,309	3,807	14.5 %
Gross profit from brokered resales and ancillary services	28,872	27,751	1,121	(4.0)%
Home selling and ancillary operating expenses	27,321	23,538	3,783	16.1 %
Income from home sales and other	$ 13,846	$ 8,356	$ 5,490	(65.7)%
Home sales volumes:				
New home sales [2]	1,176	1,163	13	1.1 %
New Home Sales Volume - ECHO JV	*78*	*82*	*(4)*	*(4.9)%*
Used home sales	337	432	(95)	(22.0)%
Brokered home resales	808	735	73	9.9 %

[1] New home sales gross revenue and costs of new home sales do not include the revenue and costs associated with our ECHO JV.

[2] Total new home sales volume includes home sales from our ECHO JV through December 22, 2022. On December 22, 2022, we completed the purchase of all homes held by the ECHO JV.

Income from home sales and other was $13.8 million for 2022, an increase of $5.5 million compared to 2021. The increase in income from home sales and other was primarily due to an increase in gross profit from new home sales as a result of an increase in the number of new homes sold and an increase in the average sales price during the year ended December 31, 2022, compared to the year ended December 31, 2021.

Rental Operations

The following table summarizes certain financial and statistical data for our MH Rental Operations:

(amounts in thousands, except rental unit volumes)	2022	2021	Variance	% Change
Rental operations revenue [1]	$ 42,871	$ 48,202	$ (5,331)	(11.1)%
Rental home operating and maintenance	5,367	5,674	(307)	(5.4)%
Income from rental operations	37,504	42,528	(5,024)	(11.8)%
Depreciation on rental homes [2]	10,060	10,548	(488)	(4.6)%
Income from rental operations, net of depreciation	$ 27,444	$ 31,980	$ (4,536)	(14.2)%
Gross investment in new manufactured home rental units [3]	$ 237,816	$ 226,761	$ 11,055	4.9 %
Gross investment in used manufactured home rental units	$ 14,685	$ 16,100	$ (1,415)	(8.8)%
Net investment in new manufactured home rental units	$ 196,053	$ 184,539	$ 11,514	6.2 %
Net investment in used manufactured home rental units	$ 8,210	$ 8,700	$ (490)	(5.6)%
Number of occupied rentals – new, end of period	2,481	3,038	(557)	(18.3)%
Number of occupied rentals—used, end of period	330	424	(94)	(22.2)%

[1] Consists of Site rental income and home rental income. Approximately $27.7 million and $31.5 million for the years ended December 31, 2022 and December 31, 2021, respectively, of Site rental income is included in MH base rental income in the Core Portfolio Income from Property Operations table. The remainder of home rental income is included in rental home income in our Core Portfolio Income from Property Operations table.

[2] Presented in Depreciation and amortization in the Consolidated Statements of Income and Comprehensive Income.

[3] New home cost basis in 2021 does not include the costs associated with our ECHO JV. On December 22, 2022, we completed the acquisition of all manufactured homes held by the ECHO joint venture for a purchase price of $10.0 million.

Other Income and Expenses

The following table summarizes other income and expenses:

(amounts in thousands, expenses shown as negative)		2022		2021		Variance	% Change
Depreciation and amortization	$	(202,362)	$	(188,444)	$	(13,918)	(7.4)%
Interest income		7,430		7,016		414	5.9 %
Income from other investments, net		8,553		4,555		3,998	87.8 %
General and administrative		(44,857)		(39,576)		(5,281)	(13.3)%
Other expenses		(8,646)		(4,241)		(4,405)	(103.9)%
Early debt retirement		(1,156)		(2,784)		1,628	58.5 %
Interest and related amortization		(116,562)		(108,718)		(7,844)	(7.2)%
Total other income and expenses, net	$	(357,600)	$	(332,192)	$	(25,408)	(7.6)%

Total other income and expenses, net increased $25.4 million in 2022 compared to 2021, primarily due to higher depreciation and amortization, interest and related amortization expenses, general and administrative and other expenses. The increase in depreciation and amortization was due to depreciation on Non-Core properties acquired throughout 2021 and 2022. The increase in interest and related amortization is due to higher debt levels in 2022 compared to 2021. The increase in general and administrative expenses was primarily due to non-operating costs associated with the Westwinds ground leases that terminated on August 31, 2022. The increase in other expenses was primarily due to transaction/pursuit costs of $3.8 million related to unconsummated transactions.

Casualty related charges/(recoveries), net

During the year ended December 31, 2022, we recorded $40.6 million of expenses for debris removal and cleanup costs and an offsetting insurance recovery revenue accrual of $40.6 million related to related to the expected insurance recovery as a result of Hurricane Ian. For additional information see Results Overview.

Loss on sale of real estate and impairment, net

During the year ended December 31, 2022, we recorded a $5.4 million reduction to the carrying value of certain assets as a result of property damage caused by Hurricane Ian and offsetting insurance recovery revenue of $5.4 million for the expected recovery from this loss. For additional information see Results Overview.

Liquidity and Capital Resources

Liquidity

Our primary demands for liquidity include payment of operating expenses, dividend distributions, debt service, including principal and interest, capital improvements on Properties, home purchases and property acquisitions. We expect similar demand for liquidity will continue for the short-term and long-term. Our primary sources of cash include operating cash flows, proceeds from financings, borrowings under our unsecured Line of Credit ("LOC") and proceeds from issuance of equity and debt securities.

One of our stated objectives is to maintain financial flexibility. Achieving this objective allows us to take advantage of strategic opportunities that may arise. When investing capital, we consider all potential uses, including returning capital to our stockholders or the conditions under which we may repurchase our stock. These conditions include, but are not limited to, market price, balance sheet flexibility, alternative opportunistic capital uses and capital requirements. We believe effective management of our balance sheet, including maintaining various access points to raise capital, managing future debt maturities and borrowing at competitive rates, enables us to meet this objective. Accessing long-term secured debt continues to be our focus.

Total secured debt encumbered a total of 114 and 117 of our Properties as of December 31, 2022 and December 31, 2021, respectively, and the gross carrying value of such Properties was approximately $2,868.3 million and $2,817.5 million, as of December 31, 2022 and December 31, 2021, respectively.

As of December 31, 2022, we have available liquidity in the form of approximately 413.9 million shares of authorized and unissued common stock, par value $0.01 per share and 10.0 million shares of authorized and unissued preferred stock registered for sale under the Securities Act of 1933, as amended.

On February 24, 2022, we entered into our current at-the-market ("ATM") equity offering program with certain sales agents, pursuant to which we may sell, from time-to-time, shares of our common stock, par value $0.01 per share, having an aggregate offering price of up to $500.0 million. Prior to establishing our current ATM program, our prior ATM equity offering program had an aggregate offering price of up to $200.0 million. During the year ended December 31, 2022, we sold 328,123 shares of our common stock under our prior ATM equity program for gross cash proceeds of approximately $28.0 million at a weighted average share price of $86.46. As of December 31, 2022, the full capacity of our current ATM equity offering program remained available for issuance.

During the year ended December 31, 2022, we closed on a $200.0 million senior unsecured term loan (the "Unsecured Term Loan"). The maturity date is January 21, 2027. The Unsecured Term Loan bears interest at a rate of SOFR, plus approximately 1.30% to 1.80%, depending on leverage levels. We also closed on a secured refinancing transaction generating gross proceeds of $200.0 million. The loan is secured by one MH community, has a fixed interest rate of 3.36% per annum and has a maturity date of May 1, 2034. See Item 8. Financial Statements and Supplementary Data—Note 9. Borrowing Arrangements for further details.

During the year ended December 31, 2021, we closed on an amended revolving line of credit with borrowing capacity of $500.0 million and a $300.0 million term loan ("Term Loan"). The variable interest rate on the Term Loan is LIBOR plus 1.40%. Pursuant to the Swap (as defined below), we have fixed the interest rate at 1.8% per annum. See Item 8. Financial Statements and Supplementary Data—Note 9. Borrowing Arrangements for further details.

We also utilize interest rate swaps to add stability to our interest expense and to manage our exposure to interest rate movements. Interest rate swaps designated as cash flow hedges involve the receipt of variable amounts from a counterparty in exchange for making fixed-rate payments over the life of the agreements without exchange of the underlying notional amount. The changes in the fair value of the designated derivative are recorded in accumulated other comprehensive income (loss) on the Consolidated Balance Sheets and subsequently reclassified into earnings on the Consolidated Statements of Income and Comprehensive Income in the period that the hedged forecasted transaction affects earnings.

During the year ended December 31, 2021, we entered into a three-year LIBOR Swap Agreement (the " Swap") allowing us to trade the variable interest rate associated with our variable rate debt for a fixed interest rate. The Swap has a notional amount of $300.0 million of outstanding principal and fixes the underlying LIBOR rate at 0.39% per annum and matures on March 25, 2024. For additional information regarding our interest rate swap, see Item 8. Financial Statements and Supplementary Data—Note 10. Derivative Instruments and Hedging Activities.

We expect to meet our short-term liquidity requirements, including principal payments, capital improvements and dividend distributions for the next twelve months, generally through available cash, net cash provided by operating activities and our LOC. As of December 31, 2022, our LOC had a borrowing capacity of $302.0 million with the option to increase the borrowing capacity by $200.0 million, subject to certain conditions. The LOC bears interest at a rate of LIBOR plus 1.25% to 1.65%, requires an annual facility fee of 0.20% to 0.35% and matures on April 18, 2025.

We continue to monitor the development and adoption of an alternative index to LIBOR to manage the transition. Given the majority of our current debt is secured and not subject to LIBOR, we do not believe the transition from LIBOR to an alternative index will have a significant impact on our consolidated financial statements.

We expect to meet certain long-term liquidity requirements, such as scheduled debt maturities, property acquisitions and capital improvements, using long-term collateralized and uncollateralized borrowings including the existing LOC and the issuance of debt securities or the issuance of equity including under our ATM equity offering program.

The following table summarizes our cash flows activity:

(amounts in thousands)	For the years ended December 31,		
	2022	**2021**	**2020**
Net cash provided by operating activities	$ 599,336	$ 595,052	$ 466,537
Net cash used in investing activities	(525,589)	(914,455)	(450,379)
Net cash (used in) provided by financing activities	(174,798)	418,741	(20,958)
Net (decrease) increase in cash and restricted cash	$ (101,051)	$ 99,338	$ (4,800)

Management's Discussion and Analysis (continued)

Operating Activities

Net cash provided by operating activities increased $4.3 million to $599.3 million for the year ended December 31, 2022, from $595.1 million for the year ended December 31, 2021. The overall increase in net cash provided by operating activities was primarily due to an increase in income from property operations of $43.2 million in 2022 compared to 2021, partially offset by a net increase in other assets, net and accounts payable and other liabilities of $14.4 million, a decrease in rents and other customer payments received in advance and security deposits of $9.1 million and payment of $4.4 million in 2022 related to the 2019 Long-Term Cash Incentive Plan Award.

Investing Activities

Net cash used in investing activities decreased $388.9 million to $525.6 million for the year ended December 31, 2022, from $914.5 million for the year ended December 31, 2021. The decrease in net cash used in investing activities was primarily due to a decrease in acquisitions of $439.7 million, partially offset by an increase in capital improvements of $82.5 million.

Capital improvements

The following table summarizes capital improvements:

	For the years ended December 31,					
(amounts in thousands)		**2022**		**2021**		**2020**
Asset preservation [(1)]	$	46,406	$	43,618	$	35,409
Improvements and renovations [(2)]		34,121		26,887		24,580
Property upgrades and development [(3)]		134,318		120,209		93,139
New and used home investments [(4)] [(5)]		145,627		96,395		59,615
Total property improvements		360,472		287,109		212,743
Corporate		12,327		3,181		4,339
Total capital improvements	$	372,799	$	290,290	$	217,082

[(1)] Includes upkeep of property infrastructure including utilities and streets and replacement of community equipment and vehicles.
[(2)] Includes enhancements to amenities such as buildings, common areas, swimming pools and replacement of furniture and site amenities.
[(3)] Includes $3.2 million of restoration and improvement capital expenditures related to Hurricane Hanna for the year ended December 31, 2020.
[(4)] Excludes new home investments associated with our ECHO JV.
[(5)] Net proceeds from new and used home sale activities are reflected within Operating Activities.

Financing Activities

Net cash used in financing activities was $174.8 million for the year ended December 31, 2022. Net cash provided by financing activities was $418.7 million for the year ended December 31, 2021. The increase in net cash used in financing activities was primarily due to an increase in net payments on the LOC of $278.0 million and decreased proceeds from the issuance of $111.9 million of common stock.

Contractual Obligations

As of December 31, 2022, we were subject to certain contractual payment obligations[1] as described in the following table:

(amounts in thousands)	Total	2023	2024	2025	2026	2027	Thereafter
Long Term Borrowings [2]	$ 3,415,979	$ 154,814	$ 74,214	$ 349,820	$ 366,784	$ 269,481	$ 2,200,866
Interest Expense [3]	845,785	100,422	95,524	90,277	82,815	78,763	397,984
LOC Maintenance Fee	2,336	1,019	1,017	300	—	—	—
Ground Leases [4]	7,921	668	675	680	684	689	4,525
Office and Other Leases	26,116	3,770	3,407	3,108	2,613	2,424	10,794
Total Contractual Obligations	$ 4,298,137	$ 260,693	$ 174,837	$ 444,185	$ 452,896	$ 351,357	$ 2,614,168
Weighted average interest rates - Long Term Borrowings	3.52 %	3.42 %	3.38 %	3.36 %	3.49 %	3.53 %	3.63 %

_____

[1] We do not include insurance, property taxes and cancellable contracts in the contractual obligations table.
[2] Balances exclude note premiums of $0.1 million and unamortized deferred financing costs of $28.1 million. Balances represent debt maturing and scheduled periodic payments as well as our LOC balance of $198.0 million outstanding as of December 31, 2022, on the Consolidated Balance Sheets.
[3] Amounts include interest expected to be incurred on our secured and unsecured debt based on obligations outstanding as of December 31, 2022.
[4] Amounts represent minimum future rental payments for land under non-cancelable operating leases at certain of our Properties expiring at various years through 2054. The Westwinds ground leases terminated on August 31, 2022.

We believe that we will be able to refinance our maturing debt obligations on a secured or unsecured basis; however, to the extent we are unable to refinance our debt as it matures, we believe that we will be able to repay such maturing debt through available cash as well as operating cash flows, asset sales and/or the proceeds from equity issuances. With respect to any refinancing of maturing debt, our future cash flow requirements could be impacted by significant changes in interest rates or other debt terms, including required amortization payments. As of December 31, 2022, approximately 19.8% of our outstanding debt is fully amortizing.

Westwinds

The Operating Partnership operated and managed Westwinds, a 720 site mobilehome community, and Nicholson Plaza, an adjacent shopping center, both located in San Jose, California pursuant to ground leases that expired on August 31, 2022 and did not contain extension options. For the year ended December 31, 2022, Westwinds and Nicholson Plaza generated approximately $3.2 million of net operating income.

The master lessor of these ground leases, The Nicholson Family Partnership (together with its predecessor in interest, the "Nicholsons"), expressed a desire to redevelop Westwinds, and in a written communication, they claimed that we were obligated to deliver the property free and clear of any and all subtenancies upon the expiration of the ground leases on August 31, 2022. In connection with any redevelopment, the City of San Jose's conversion ordinance requires, among other things, that the landowner provide relocation, rental and purchase assistance to the impacted residents. We believe the Nicholsons were unlawfully attempting to impose those obligations upon the Operating Partnership.

Westwinds opened in the 1970s and was developed by the original ground lessee with assistance from the Nicholsons. In 1997, the Operating Partnership acquired the leasehold interest in the ground leases. In addition to rent based on the operations of Westwinds, the Nicholsons received a percentage of gross revenues from the sale of new or used mobile homes in Westwinds.

The Operating Partnership entered into subtenancy agreements with the mobilehome residents of Westwinds. Because the ground leases with the Nicholsons had an expiration date of August 31, 2022, and no further right of extension, the Operating Partnership did not enter into any subtenancy agreements that extended beyond August 31, 2022. However, the mobilehome residents' occupancy rights continued by operation of California state and San Jose municipal law beyond the expiration date of the ground leases. Notwithstanding this, the Nicholsons made what we believe to be an unlawful demand that the Operating Partnership deliver the property free and clear of any subtenancies upon the expiration of the ground leases by August 31, 2022. We believe the Nicholsons' demand (i) violated California state and San Jose municipal law because the Nicholsons had demanded that the Operating Partnership remove all residents without just cause and (ii) conflicted with the terms and conditions of the ground leases, which contained no express or implied requirement that the Operating Partnership deliver the property free and clear of all subtenancies at the mobile home park and required, instead, that the Operating Partnership continuously operate the mobilehome park during the lease term.

On December 30, 2019, the Operating Partnership, together with certain interested parties, filed a complaint in California Superior Court for Santa Clara County, seeking declaratory relief pursuant to which it requested that the Court determine, among other things, that the Operating Partnership had no obligation to deliver the property free and clear of the mobilehome residents upon the expiration of the ground leases. The Operating Partnership and the interested parties filed an amended complaint on January 29, 2020.

Following the filing of our lawsuit, the City of San Jose took steps to accelerate the passage of a general plan amendment previously under review by the City to change the designation for Westwinds from its current general plan designation of Urban Residential (which would allow for higher density redevelopment), to a newly created designation of Mobile Home Park. The Nicholsons expressed opposition to this change in designation. However, on March 10, 2020, following significant pressure from residents and advocacy groups, the City Council approved this new designation for all 58 mobilehome communities in the City of San Jose, including Westwinds. In addition to requirements imposed by California state and San Jose municipal law, the change in designation requires, among other things, a further amendment to the general plan to a different land use designation by the City Council prior to any change in use.

The Nicholsons filed a demand for arbitration on January 28, 2020, which they subsequently amended, seeking (i) a declaration that the Operating Partnership, as the "owner and manager" of Westwinds, was "required by the Ground Leases, and State and local law to deliver the Property free of any encumbrances or third-party claims at the expiration of the lease terms," (ii) that the Operating Partnership anticipatorily breached the ground leases by publicly repudiating any such obligation and (iii) that the Operating Partnership was required to indemnify the Nicholsons with respect to the claims brought by the interested parties in the Superior Court proceeding.

On February 3, 2020, the Nicholsons filed a motion in California Superior Court to compel arbitration and to stay the Superior Court litigation, which motion was heard on June 25, 2020. On July 29, 2020, the Superior Court issued a final order denying the Nicholsons' motion to compel arbitration. The Nicholsons filed a notice of appeal on August 7, 2020, which appeal was heard on February 1, 2022. On February 4, 2022, the California Court of Appeal affirmed the Superior Court's order denying the Nicholsons' motion to compel arbitration. On February 22, 2022, the Nicholsons filed a petition for rehearing, which the Court of Appeal denied on March 2, 2022. On March 16, 2022, the Nicholsons filed a petition for review with the California Supreme Court, which the California Supreme Court denied on April 20, 2022. On May 18, 2022, the Nicholsons filed a cross complaint alleging that the Operating Partnership was obligated to deliver Westwinds free and clear of encumbrances and in good condition and repair. The cross complaint asserted that it was no longer feasible for the Operating Partnership to cure its alleged breaches given that the ground leases terminated as of August 31, 2022. The Nicholsons filed a demurrer to our complaint which was denied by the Superior Court.

On July 19, 2022, the Nicholsons sent two notices of default to the Operating Partnership, one related to Westwinds and the other related to Nicholson Plaza, the adjacent shopping center. The notices generally assert that the Operating Partnership failed to maintain or repair certain infrastructure and improvements at Westwinds and Nicholson Plaza. The Operating Partnership disputes the contention that it did not maintain Westwinds and Nicholson Plaza in compliance with the terms of the applicable ground leases.

The arbitration that was previously stayed pursuant to an agreement between the Operating Partnership and the Nicholsons was set for a hearing on October 31, 2022 with respect to the Nicholsons' claim that the Operating Partnership was required to indemnify the Nicholsons with respect to the claims brought by the interested parties in the Superior Court proceeding and a claim by the Operating Partnership for recovery of fees incurred in connection with the Nicholsons' failed motion to compel arbitration.

On October 6, 2022, the parties to the Superior Court proceeding as well as the arbitration entered into a binding agreement which was subsequently documented and implemented, pursuant to which, among other things, all claims pending in the Superior Court and in the arbitration were dismissed with prejudice; however, the Nicholsons reserved their rights to pursue their claim that the Operating Partnership failed to maintain or repair certain infrastructure and improvements at Westwinds and Nicholson Plaza. To the extent the Nicholsons pursue such claim, we intend to vigorously defend our interests.

Critical Accounting Policies and Estimates

Our consolidated financial statements have been prepared in accordance with GAAP, which requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the related disclosures. Actual results could differ from these estimates.

For additional information regarding our significant accounting policies, see Item 8. Financial Statements and Supplementary Data—Note 2. Summary of Significant Accounting Policies.

Impairment of Long-Lived Assets

We review our Properties for impairment whenever events or changes in circumstances indicate that the carrying value of the Property may not be recoverable. The economic performance and value of our real estate investments could be adversely impacted by many factors including factors outside of our control. We consider impairment indicators including, but not limited to, the following:

- national, regional and/or local economic conditions;
- competition from MH and RV communities and other housing options;
- changes in laws and governmental regulations and the related costs of compliance;
- changes in market rental rates or occupancy; and
- physical damage or environmental indicators.

Any adverse changes in these factors could cause an impairment in our assets, including our investment in real estate and development projects in progress.

If an impairment indicator exists related to a long-lived asset, the expected future undiscounted cash flows are compared against the carrying amount of that asset. Forecasting cash flows requires us to make estimates and assumptions on various inputs including, but not limited to, rental revenue and expense growth rates, occupancy, levels of capital expenditure and capitalization rates. If the sum of the estimated undiscounted cash flows is less than the carrying amount of the asset, an impairment loss is recorded for the carrying amount in excess of the estimated fair value.

Off Balance Sheet Arrangements

We do not have any off balance sheet arrangements that are reasonably likely to have a material effect on our financial condition, results of operations, liquidity or capital resources.

Inflation

Substantially all of the leases at our MH communities allow for monthly or annual rent increases which provide us with the ability to increase rent, where justified by the market. Such types of leases generally minimize our risks of inflation. In addition, rental rates for our annual RV and marina Sites are established on an annual basis. Our membership subscriptions generally provide for an annual dues increase, but dues may be frozen under the terms of certain contracts if the customer is over 61 years old. Currently, approximately 20.0% of our dues are frozen.

Some of our costs, including operating and administrative expenses, interest expense and construction costs are subject to inflation. These expenses include but are not limited to property-related contracted services, utilities, repairs and maintenance and insurance and general and administrative costs, including compensation costs.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Our primary market risk exposure is interest rate changes at the time we need to obtain new or refinance existing long-term debt that is used to maintain liquidity and fund our operations. Our interest rate risk management objectives are to limit the impact of increasing interest rates on earnings and cash flows. To achieve our objectives, we borrow primarily at fixed rates and in some cases variable rates. With regard to variable rate financing, we assess interest rate cash flow risk by identifying and monitoring changes in interest rate exposure that may adversely impact future cash flows and by evaluating hedging opportunities.

The fair value of our long-term debt obligations is affected by changes in market interest rates, however our scheduled maturities are well laddered from 2023 to 2041, which minimizes the market risk until the debt matures. As of December 31, 2022, we had $92.5 million of secured debt maturing in 2023. In addition, 19.8% of our outstanding debt is fully amortizing, further reducing the risk related to increased interest rates.

For each increase in interest rates of 1.0% (or 100 basis points), the fair value of the total outstanding debt would decrease by approximately $308.8 million. For each decrease in interest rates of 1.0% (or 100 basis points), the fair value of the total outstanding debt would increase by approximately $340.0 million. Our secured debt has fixed interest rates so interest expense and cash flows would not be affected by fluctuations in interest rates. The variable rate on our unsecured term loan is fixed through the utilization of an interest rate swap so interest expense and cash flows would not be affected by fluctuations in interest rates. Our line of credit bears interest at a rate of LIBOR plus 1.25% to 1.65%.

FORWARD-LOOKING STATEMENTS

In addition to historical information, this report includes certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. When used, words such as "anticipate," "expect," "believe," "project," "intend," "may be" and "will be" and similar words or phrases, or the negative thereof, unless the context requires otherwise, are intended to identify forward-looking statements and may include without limitation, information regarding our expectations, goals or intentions regarding the future and the expected effect of our acquisitions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, including, but not limited to:

- our ability to control costs and real estate market conditions, our ability to retain customers, the actual use of Sites by customers and our success in acquiring new customers at our Properties (including those that we may acquire);
- our ability to maintain historical or increase future rental rates and occupancy with respect to properties currently owned or that we may acquire;
- our ability to attract and retain customers entering, renewing and upgrading membership subscriptions;
- our assumptions about rental and home sales markets;
- our ability to manage counterparty risk;
- our ability to renew our insurance policies at existing rates and on consistent terms;
- home sales results could be impacted by the ability of potential homebuyers to sell their existing residences as well as by financial, credit and capital markets volatility;
- results from home sales and occupancy will continue to be impacted by local economic conditions, including an adequate supply of homes at reasonable costs, lack of affordable manufactured home financing and competition from alternative housing options including site-built single-family housing;
- impact of government intervention to stabilize site-built single-family housing and not manufactured housing;
- effective integration of recent acquisitions and our estimates regarding the future performance of recent acquisitions;
- the completion of future transactions in their entirety, if any, and timing and effective integration with respect thereto;
- unanticipated costs or unforeseen liabilities associated with recent acquisitions;
- the effect of Hurricane Ian on our business including, but not limited to the following: (i) the timing and cost of recovery, (ii) the condition of properties and the impact on occupancy demand and related rent revenue and (iii) the timing and amount of insurance proceeds;
- our ability to obtain financing or refinance existing debt on favorable terms or at all;
- the effect of inflation and interest rates;
- the effect from any breach of our, or any of our vendors', data management systems;
- the dilutive effects of issuing additional securities;
- the outcome of pending or future lawsuits or actions brought by or against us, including those disclosed in our filings with the Securities and Exchange Commission; and
- other risks indicated from time to time in our filings with the Securities and Exchange Commission.

In addition, these forward-looking statements are subject to risks related to the COVID-19 pandemic, many of which are unknown, including the duration of the pandemic, the extent of the adverse health impact on the general population and on our residents, customers and employees in particular, its impact on the employment rate and the economy, the extent and impact of governmental responses and the impact of operational changes we have implemented and may implement in response to the pandemic.

These forward-looking statements are based on management's present expectations and beliefs about future events. As with any projection or forecast, these statements are inherently susceptible to uncertainty and changes in circumstances. We are under no obligation to, and expressly disclaim any obligation to, update or alter our forward-looking statements whether as a result of such changes, new information, subsequent events or otherwise.

Item 8. Financial Statements and Supplementary Data

See Index to Consolidated Financial Statements and Schedule on page F-1 of this Form 10-K.

Item 9. Changes In and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer), maintains a system of disclosure controls and procedures, designed to provide reasonable assurance that information we are required to disclose in the reports that we file under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms. Notwithstanding the foregoing, a control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that we will detect or uncover failures to disclose material information otherwise required to be set forth in our periodic reports.

Our management, with the participation of the Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2022. Based on that evaluation as of the end of the period covered by this annual report, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective to give reasonable assurances to the timely collection, evaluation and our disclosure of information that would potentially be subject to disclosure under the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder as of December 31, 2022.

Changes in Internal Control Over Financial Reporting

There were no material changes in our internal control over financial reporting during the year ended December 31, 2022.

Report of Management on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on management's assessment, we maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022. In making this assessment, management used the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in "*Internal Control-Integrated Framework*" (2013 framework).

The effectiveness of our internal control over financial reporting as of December 31, 2022, has been audited by our independent registered public accounting firm, as stated in its report on page F-4.

Item 9B. Other Information

None.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Items 10 and 11. Directors, Executive Officers and Corporate Governance, and Executive Compensation

The information required by Items 10 and 11 will be contained in the Proxy Statement on Schedule 14A for the 2023 Annual Meeting and is therefore incorporated by reference, and thus Items 10 and 11 have been omitted in accordance with General Instruction G(3) to Form 10-K.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Securities Authorized for Issuance Under Equity Compensation Plans

The following table presents securities authorized for issuance under our equity compensation plans as of December 31, 2022:

Plan Category	Number of securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders [1]	80,985	$ 54.94	5,231,784
Equity compensation plans not approved by security holders [2]	N/A	N/A	674,007
Total	80,985	$ 54.94	5,905,791

_____

[1] Represents shares of common stock under our Equity Incentive Plan effective May 13, 2014 (the "2014 Plan").

[2] Represents shares of common stock under our Employee Stock Purchase Plan effective July 1997, as amended and restated in May 2016. Under the Employee Stock Purchase Plan, eligible employees may make contributions which are used to purchase shares of common stock at a purchase price equal to 85% of the lesser of the closing price of a share of common stock on the first or last trading day of the purchase period. Purchases of common stock under the Employee Stock Purchase Plan are made on the first business day of the next month after the close of the purchase period. Under NYSE rules then in effect, stockholder approval was not required for the Employee Stock Purchase Plan because it is a broad-based plan available generally to all employees.

The information required by Item 403 of Regulation S-K "Security Ownership of Certain Beneficial Owners and Management" required by Item 12 will be contained in the Proxy Statement on Schedule 14A for the 2023 Annual Meeting and is therefore incorporated by reference, and thus has been omitted in accordance with General Instruction G(3) to Form 10-K.

Items 13 and 14. Certain Relationships and Related Transactions, and Director Independence, and Principal Accounting Fees and Services

The information required by Items 13 and 14 will be contained in the Proxy Statement on Schedule 14A for the 2023 Annual Meeting and is therefore incorporated by reference, and thus Items 13 and 14 have been omitted in accordance with General Instruction G(3) to Form 10-K.

Item 15. Exhibits, Financial Statements Schedules

1. Financial Statements

    See Index to Consolidated Financial Statements and Schedule on page F-1 of this Form 10-K.

2. Financial Statement Schedule

    See Index to Consolidated Financial Statements and Schedule on page F-1 of this Form 10-K.

3. Exhibits:

   In reviewing the agreements included as exhibits to this Form 10-K, please remember they are included to provide you with information regarding their terms and are not intended to provide any other factual or disclosure information about us or the other parties to the agreements. The agreements may contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties have been made solely for the benefit of the other parties to the applicable agreement and:
   - should not in all instances be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate;
   - have been qualified by disclosures that were made to the other party in connection with the negotiation of the applicable agreement, which disclosures are not necessarily reflected in the agreement;
   - may apply standards of materiality in a way that is different from what may be viewed as material to you or other investors; and
   - were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement and are subject to more recent developments.

   Accordingly, these representations and warranties may not describe the actual state of affairs as of the date they were made or at any other time. Additional information about us may be found elsewhere in this Form 10-K and our other public filings, which are available without charge through the SEC's website at http://www.sec.gov.

3.1[(a)]	Articles of Amendment and Restatement of Equity LifeStyle Properties, Inc., effective May 15, 2007
3.2[(b)]	Articles of Amendment of Equity LifeStyle Properties, Inc., effective November 26, 2013
3.3[(c)]	Articles of Amendment of Equity LifeStyle Properties, Inc., effective May 2, 2019
3.4[(d)]	Form of Articles Supplementary for Preferred Stock
3.5[(e)]	Articles of Amendment of Equity LifeStyle Properties, Inc., effective May 4, 2020
3.6[(f)]	Third Amended and Restated Bylaws, effective as of October 26, 2021
4.1[(g)]	Form of Specimen Stock Certificate Evidencing the Common Stock of Equity LifeStyle Properties, Inc., par value $0.01 per share
4.2[(h)]	Description of the Registrant's Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934
10.1[(i)]	Second Amended and Restated MHC Operating Limited Partnership Agreement of Limited Partnership, dated March 15, 1996
10.2[(j)]	Amendment to Second Amended and Restated Agreement of Limited Partnership for MHC Operating Limited Partnership, dated February 27, 2004
10.3[(k)]	Second Amendment to the Second Amended and Restated Agreement of Limited Partnership for MHC Operating Limited Partnership effective as of December 31, 2013
10.4[(h)]	Third Amendment to the Second Amended and Restated Agreement of Limited Partnership for MHC Operating Limited Partnership effective as of December 31, 2018
10.5[(l)]	Equity LifeStyle Properties, Inc. 2014 Equity Incentive Plan effective May 13, 2014 (the "Plan")
10.6[(m)]	Amended and Restated Equity LifeStyle Properties, Inc. 1997 Non-Qualified Employee Stock Purchase Plan, effective May 10, 2016
10.7[(n)]	Form of Indemnification Agreement

10.8[(o)]	Third Amended and Restated Credit Agreement, dated as of April 19, 2021, by and among MHC Operating Limited Partnership, as Borrower, Equity LifeStyle Properties, Inc., as Parent, Wells Fargo Bank, National Association, as Administrative Agent, and each of the Lenders set forth therein
10.10[(o)]	Third Amended and Restated Guaranty dated as of April 19, 2021 by Equity LifeStyle Properties, Inc. in favor of Wells Fargo Bank, National Association
10.11[(p)]	Form of Equity Distribution Agreement, dated February 24, 2022, by and among the Company, the Operating Partnership and each of the Sales Agents.
10.12[(q)]	Consulting Agreement, by and between Roger Maynard and MHC Property Management Limited Partnership, dated February 10, 2022.
10.13[(r)]	Form of Restricted Share Award Agreement for the Plan
10.14[(r)]	Form of Option Award Agreement for the Plan
14*	Equity LifeStyle Properties, Inc. Business Ethics and Conduct Policy, dated October 27, 2022
21*	Subsidiaries of the Registrant
23*	Consent of Independent Registered Public Accounting Firm
31.1*	Certification of Chief Financial Officer Pursuant To Section 302 of the Sarbanes-Oxley Act Of 2002
31.2*	Certification of Chief Executive Officer Pursuant To Section 302 of the Sarbanes-Oxley Act Of 2002
32.1*	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350
32.2*	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
104	Cover Page Interactive Data File included as Exhibit 101 (embedded within the Inline XBRL document)

The following documents are incorporated by reference.

(a)	Included as an exhibit to our Report on Form 8-K dated May 22, 2007
(b)	Included as an exhibit to our Report on Form 8-K dated November 26, 2013
(c)	Included as an exhibit to our Report on Form 8-K dated May 2, 2019
(d)	Included as an exhibit to our Report on Form 8-K dated February 19, 2020
(e)	Included as an exhibit to our Report on Form 8-K dated April 28, 2020
(f)	Included as an exhibit to our Report on Form 8-K dated October 26, 2021
(g)	Included as an exhibit to our Report on Form S-3 Registration Statement dated May 6, 2009, file No. 333-159014
(h)	Included as an exhibit to our Report on Form 10-K for the year ended December 31, 2020
(i)	Included as an exhibit to our Report on Form 10-Q for the quarter ended June 30, 1996
(j)	Included as an exhibit to our Report on Form 10-K for the year ended December 31, 2005
(k)	Included as an exhibit to our Report on Form 8-K dated January 2, 2014
(l)	Included as Appendix B to our Definitive Proxy Statement dated March 24, 2014, relating to Annual Meeting of Stockholders held on May 13, 2014
(m)	Included as an exhibit to our Report on Form 10-Q for the quarter ended June 30, 2016
(n)	Included as an exhibit to our Report on Form 10-K for the year ended December 31, 2006
(o)	Included as an exhibit to our Report on Form 8-K dated April 19, 2021
(p)	Included as an exhibit to our Report on Form 8-K dated February 24, 2022
(q)	Included as an exhibit to our Report on Form 10-Q dated April 26, 2022
(r)	Included as an exhibit to our Report on Form 8-K dated May 13, 2014
*	Filed herewith

Item 16. Form 10-K Summary

None.

<center>**SIGNATURES**</center>

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EQUITY LIFESTYLE PROPERTIES, INC.,
a Maryland corporation

Date: February 21, 2023

By: /s/ MARGUERITE NADER

Marguerite Nader

President and Chief Executive Officer

(Principal Executive Officer)

Date: February 21, 2023

By: /s/ PAUL SEAVEY

Paul Seavey

Executive Vice President and Chief Financial Officer

(Principal Financial Officer)

Date: February 21, 2023

By: /s/ VALERIE HENRY

Valerie Henry

Senior Vice President and Chief Accounting Officer

(Principal Accounting Officer)

Equity LifeStyle Properties, Inc.—Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ MARGUERITE NADER **Marguerite Nader**	President, Chief Executive Officer and Director (Principal Executive Officer)	February 21, 2023
/s/ PAUL SEAVEY **Paul Seavey**	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	February 21, 2023
/s/ VALERIE HENRY **Valerie Henry**	Senior Vice President and Chief Accounting Officer (Principal Accounting Officer)	February 21, 2023
/s/ SAMUEL ZELL **Samuel Zell**	Chairman of the Board	February 21, 2023
/s/ THOMAS HENEGHAN **Thomas Heneghan**	Vice-Chairman of the Board	February 21, 2023
/s/ ANDREW BERKENFIELD **Andrew Berkenfield**	Director	February 21, 2023
/s/ DERRICK BURKS **Derrick Burks**	Director	February 21, 2023
/s/ PHILIP CALIAN **Philip Calian**	Director	February 21, 2023
/s/ DAVID CONTIS **David Contis**	Director	February 21, 2023
/s/ CONSTANCE FREEDMAN **Constance Freedman**	Director	February 21, 2023
/s/ SCOTT PEPPET **Scott Peppet**	Director	February 21, 2023
/s/ SHELI ROSENBERG **Sheli Rosenberg**	Director	February 21, 2023

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULE
EQUITY LIFESTYLE PROPERTIES, INC.

Note that certain schedules have been omitted, as they are not applicable to us.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Equity LifeStyle Properties, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Equity LifeStyle Properties, Inc. (the Company) as of December 31, 2022 and 2021, the related consolidated statements of income and comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2022 and the related notes and financial statement schedule listed in the Index at Item 15 (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 21, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Valuation of Investment in Real Estate

Description of the Matter

At December 31, 2022, the Company's net consolidated investment in real estate totaled $5.1 billion. As discussed in Note 2 to the consolidated financial statements, the Company's investment in real estate is reviewed for impairment quarterly or whenever events or changes in circumstances indicate a possible impairment. If an impairment indicator exists related to an investment in real estate that is held and used, the expected future undiscounted cash flows are compared against the carrying amount of that asset. If the sum of the estimated undiscounted cash flows is less than the carrying amount of the asset, an impairment loss is recorded for the excess, if any, of the carrying amount of the asset over its estimated fair value.

Auditing the Company's evaluation of investment in real estate for impairment was complex and highly subjective. The determination of the undiscounted cash flows for properties where impairment indicators have been identified are sensitive to significant assumptions such as rental revenue and expense growth rates, and capitalization rates used to estimate the property's residual value, all of which can be affected by expectations about future market conditions, customer demand, and competition.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls related to the Company's process for evaluating investment in real estate for impairment, including controls over management's review of the significant assumptions described above.

To test the Company's process for evaluating investment in real estate for impairment, we performed audit procedures that included, among others, assessing the methodologies, evaluating the significant assumptions discussed above and testing the completeness and accuracy of the underlying data used by the Company in its analysis. We compared the significant assumptions used by the Company to historical operational data of the particular property, current market rates, real estate industry publications, current industry trends and other relevant sources. We also compared the projected net operating income to historical actual results. As part of our evaluation, we assessed the historical accuracy of the Company's estimates and performed sensitivity analyses of certain assumptions to evaluate the changes in the undiscounted cash flows of certain properties that would result from changes in the assumptions used by management.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 1996.
Chicago, Illinois
February 21, 2023

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Equity LifeStyle Properties, Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Equity LifeStyle Properties, Inc.'s (the Company) internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2022 and 2021, the related consolidated statements of income and comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2022, and the related notes and financial statement schedule listed in the Index at Item 15 and our report dated February 21, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Chicago, Illinois
February 21, 2023

Equity LifeStyle Properties, Inc.
Consolidated Balance Sheets
(amounts in thousands, except share and per share data)

	December 31, 2022	December 31, 2021
Assets		
Investment in real estate:		
Land	$ 2,084,532	$ 2,019,787
Land improvements	4,115,439	3,879,439
Buildings and other depreciable property	1,169,590	1,089,838
	7,369,561	6,989,064
Accumulated depreciation	(2,258,540)	(2,103,774)
Net investment in real estate	5,111,021	4,885,290
Cash and restricted cash	22,347	123,398
Notes receivable, net	45,356	39,955
Investment in unconsolidated joint ventures	81,404	70,312
Deferred commission expense	50,441	47,349
Other assets, net	181,950	141,567
Total Assets	**$ 5,492,519**	**$ 5,307,871**
Liabilities and Equity		
Liabilities:		
Mortgage notes payable, net	$ 2,693,167	$ 2,627,783
Term loan, net	496,817	297,436
Unsecured line of credit	198,000	349,000
Accounts payable and other liabilities	175,148	172,285
Deferred membership revenue	197,743	176,439
Accrued interest payable	11,739	9,293
Rents and other customer payments received in advance and security deposits	122,318	118,696
Distributions payable	80,102	70,768
Total Liabilities	**3,975,034**	**3,821,700**
Equity:		
Stockholders' Equity:		
Preferred stock, $0.01 par value, 10,000,000 shares authorized as of December 31, 2022 and December 31, 2021; none issued and outstanding.	—	—
Common stock, $0.01 par value, 600,000,000 shares authorized as of December 31, 2022 and December 31, 2021, respectively; 186,120,298 and 185,640,379 shares issued and outstanding as of December 31, 2022 and December 31, 2021, respectively.	1,916	1,913
Paid-in capital	1,628,618	1,593,362
Distributions in excess of accumulated earnings	(204,248)	(183,689)
Accumulated other comprehensive income	19,119	3,524
Total Stockholders' Equity	1,445,405	1,415,110
Non-controlling interests – Common OP Units	72,080	71,061
Total Equity	**1,517,485**	**1,486,171**
Total Liabilities and Equity	**$ 5,492,519**	**$ 5,307,871**

The accompanying notes are an integral part of the consolidated financial statements.

Equity LifeStyle Properties, Inc.
Consolidated Statements of Income and Comprehensive Income
(amounts in thousands, except per share data)

		Years Ended December 31,			
		2022		**2021**	**2020**
Revenues:					
Rental income	$	1,118,601	$	1,032,575	$ 923,743
Annual membership subscriptions		63,215		58,251	53,085
Membership upgrade sales current period, gross		34,661		36,270	21,739
Membership upgrade sales upfront payments, deferred, net		(21,703)		(25,079)	(12,062)
Other income		56,144		50,298	46,008
Gross revenues from home sales, brokered resales and ancillary services		180,179		152,517	75,110
Interest income		7,430		7,016	7,154
Income from other investments, net		8,553		4,555	4,026
Total revenues		1,447,080		1,316,403	1,118,803
Expenses:					
Property operating and maintenance		443,157		398,983	354,340
Real estate taxes		74,145		72,671	66,120
Sales and marketing, gross		23,513		23,743	17,332
Membership sales commissions, deferred, net		(3,196)		(5,075)	(1,660)
Property management		74,083		65,979	57,967
Depreciation and amortization		202,362		188,444	155,131
Cost of home sales, brokered resales and ancillary sales		139,012		120,623	59,656
Home selling expenses and ancillary operating expenses		27,321		23,538	18,500
General and administrative		44,857		39,576	39,276
Casualty-related charges/(recoveries), net		—		—	—
Other expenses		8,646		4,241	2,567
Early debt retirement		1,156		2,784	10,786
Interest and related amortization		116,562		108,718	102,771
Total expenses		1,151,618		1,044,225	882,786
Gain/(loss) on sale of real estate and impairment, net		—		(59)	—
Income before equity in income of unconsolidated joint ventures		295,462		272,119	236,017
Equity in income of unconsolidated joint ventures		3,363		3,881	5,399
Consolidated net income		298,825		276,000	241,416
Income allocated to non-controlling interests – Common OP Units		(14,198)		(13,522)	(13,132)
Redeemable perpetual preferred stock dividends		(16)		(16)	(16)
Net income available for Common Stockholders	$	**284,611**	$	**262,462**	$ **228,268**
Consolidated net income	$	298,825	$	276,000	$ 241,416
Other comprehensive income (loss):					
Adjustment for fair market value of swap		15,595		3,524	380
Consolidated comprehensive income		314,420		279,524	241,796
Comprehensive income allocated to non-controlling interests – Common OP Units		(15,005)		(13,692)	(13,154)
Redeemable perpetual preferred stock dividends		(16)		(16)	(16)
Comprehensive income attributable to Common Stockholders	$	**299,399**	$	**265,816**	$ **228,626**

The accompanying notes are an integral part of the consolidated financial statements.

Equity LifeStyle Properties, Inc.
Consolidated Statements of Income and Comprehensive Income
(amounts in thousands, except per share data)

	Years Ended December 31,		
	2022	**2021**	**2020**
Earnings per Common Share – Basic	$ 1.53	$ 1.43	$ 1.26
Earnings per Common Share – Fully Diluted	$ 1.53	$ 1.43	$ 1.25
Weighted average Common Shares outstanding – Basic	185,780	182,917	181,828
Weighted average Common Shares outstanding – Fully Diluted	195,255	192,883	192,555

The accompanying notes are an integral part of the consolidated financial statements.

Equity LifeStyle Properties, Inc.
Consolidated Statements of Changes In Equity
(amounts in thousands)

	Common Stock	Paid-in Capital	Redeemable Perpetual Preferred Stock	Distributions in Excess of Accumulated Earnings	Accumulated Other Comprehensive Income (Loss)	Non-Controlling Interests – Common OP Units	Total Equity
Balance as of December 31, 2019	$ 1,812	$1,402,696	$ —	$ (154,318)	$ (380)	$ 72,078	$1,321,888
Cumulative effect of change in accounting principle (ASU 2016-13, Financial Instruments - Credit Losses (Topic 326))	—	—	—	(3,875)	—	—	(3,875)
Exchange of Common OP Units for Common Stock	1	81	—	—	—	(82)	—
Issuance of Common Stock through employee stock purchase plan	—	2,026	—	—	—	—	2,026
Compensation expenses related to restricted stock and stock options	—	11,527	—	—	—	—	11,527
Repurchase of Common Stock or Common OP Units	—	(3,962)	—	—	—	—	(3,962)
Adjustment for fair market value of swap	—	(300)	—	—	—	300	—
Adjustment for fair market value of swap	—	—	—	—	380	—	380
Consolidated net income	—	—	16	228,268	—	13,132	241,416
Distributions	—	—	(16)	(249,598)	—	(14,360)	(263,974)
Other	—	(671)	—	—	—	—	(671)
Balance as of December 31, 2020	1,813	1,411,397	—	(179,523)	—	71,068	1,304,755
Exchange of Common OP Units for Common Stock	16	10,820	—	—	—	(10,836)	—
Issuance of OP Units	—	—	—	—	—	34,005	34,005
Issuance of Common Stock through employee stock purchase plan	—	2,224	—	—	—	—	2,224
Issuance of Common Stock	84	140,170	—	—	—	—	140,254
Compensation expenses related to restricted stock and stock options	—	10,855	—	—	—	—	10,855
Repurchase of Common Stock or Common OP Units	—	(2,814)	—	—	—	—	(2,814)
Adjustment for Common OP Unitholders in the Operating Partnership	—	22,961	—	—	—	(22,961)	—
Adjustment for fair market value of swap	—	—	—	—	3,524	—	3,524
Consolidated net income	—	—	16	262,462	—	13,522	276,000
Distributions	—	—	(16)	(266,628)	—	(13,737)	(280,381)
Other	—	(2,251)	—	—	—	—	(2,251)
Balance as of December 31, 2021	1,913	1,593,362	—	(183,689)	3,524	71,061	1,486,171
Exchange of Common OP Units for Common Stock	—	312	—	—	—	(312)	—
Issuance of Common Stock through employee stock purchase plan	—	2,743	—	—	—	—	2,743
Issuance of Common Stock	3	28,367	—	—	—	—	28,370
Compensation expenses related to restricted stock and stock options	—	10,537	—	—	—	—	10,537
Repurchase of Common Stock or Common OP Units	—	(3,449)	—	—	—	—	(3,449)
Adjustment for Common OP Unitholders in the Operating Partnership	—	(2,357)	—	—	—	2,357	—
Adjustment for fair market value of swap	—	—	—	—	15,595	—	15,595
Consolidated net income	—	—	16	284,611	—	14,198	298,825
Distributions	—	—	(16)	(305,170)	—	(15,224)	(320,410)
Other	—	(897)	—	—	—	—	(897)
Balance as of December 31, 2022	$ 1,916	$1,628,618	$ —	$ (204,248)	$ 19,119	$ 72,080	$1,517,485

The accompanying notes are an integral part of the consolidated financial statements.

Equity LifeStyle Properties, Inc.
Consolidated Statements of Cash Flows
(amounts in thousands)

	Years Ended December 31,		
	2022	**2021**	**2020**
Cash Flows From Operating Activities:			
Consolidated net income	$ 298,825	$ 276,000	$ 241,416
Adjustments to reconcile consolidated net income to net cash provided by operating activities:			
Loss on sale of real estate and impairment, net	5,423	59	—
Early debt retirement	1,156	2,784	10,786
Depreciation and amortization	207,050	191,432	157,760
Amortization of loan costs	4,839	4,671	3,473
Debt premium amortization	(181)	(325)	(394)
Equity in income of unconsolidated joint ventures	(3,363)	(3,881)	(5,399)
Distributions of income from unconsolidated joint ventures	4,567	52	95
Proceeds from insurance claims, net	(42,001)	(875)	(1,697)
Compensation expense related to incentive plans	8,760	12,694	11,527
Revenue recognized from membership upgrade sales upfront payments	(12,958)	(11,191)	(9,675)
Commission expense recognized related to membership sales	4,101	3,779	3,673
Long-term incentive plan compensation	—	—	1,531
Changes in assets and liabilities:			
Notes receivable, net	(4,647)	(4,191)	(1,166)
Deferred commission expense	(7,193)	(8,657)	(4,995)
Other assets, net	92,458	53,913	34,048
Accounts payable and other liabilities	5,833	30,009	3,386
Deferred membership revenue	33,946	36,935	22,954
Rents and other customer payments received in advance and security deposits	2,721	11,844	(786)
Net cash provided by operating activities	599,336	595,052	466,537
Cash Flows From Investing Activities:			
Real estate acquisitions, net	(140,013)	(537,896)	(239,067)
Business acquisitions	—	(41,769)	—
Proceeds from disposition of properties, net	—	(7)	—
Investment in unconsolidated joint ventures	(26,407)	(49,695)	—
Distributions of capital from unconsolidated joint ventures	17,018	3,154	5,648
Proceeds from insurance claims, net	(3,388)	2,048	122
Capital improvements	(372,799)	(290,290)	(217,082)
Net cash used in investing activities	(525,589)	(914,455)	(450,379)
Cash Flows From Financing Activities:			
Proceeds from stock options and employee stock purchase plan	2,743	2,224	2,027
Gross proceeds from the issuance of common stock	28,370	140,254	—
Distributions:			
Common Stockholders	(296,147)	(261,748)	(242,948)
Common OP Unitholders	(14,798)	(13,953)	(13,983)
Preferred Stockholders	(16)	(16)	(16)
Share based award tax withholding payments	(3,449)	(2,814)	(3,962)
Principal payments and mortgage debt repayment	(135,781)	(128,738)	(468,278)
Mortgage notes payable financing proceeds	200,000	270,016	662,309
Term loan proceeds	200,000	600,000	—
Term loan repayment	—	(300,000)	—
Line of Credit repayment	(557,000)	(432,500)	(390,500)
Line of Credit proceeds	406,000	559,500	452,500
Debt issuance and defeasance costs	(3,825)	(11,233)	(17,434)
Other	(895)	(2,251)	(673)
Net cash (used in) provided by financing activities	(174,798)	418,741	(20,958)
Net (decrease) increase in cash and restricted cash	(101,051)	99,338	(4,800)
Cash and restricted cash, beginning of year	123,398	24,060	28,860
Cash and restricted cash, end of year	**$ 22,347**	**$ 123,398**	**$ 24,060**

The accompanying notes are an integral part of the consolidated financial statements.

Equity LifeStyle Properties, Inc.
Consolidated Statements of Cash Flows
(amounts in thousands)

	Years Ended December 31,		
	2022	**2021**	**2020**
Supplemental information:			
Cash paid for interest, net	$ 111,871	$ 104,137	$ 100,686
Net investment in real estate – reclassification of rental homes	$ 96,103	$ 81,062	$ 38,845
Other assets, net – reclassification of rental homes	$ (96,103)	$ (81,062)	$ (38,845)
Real estate acquisitions:			
Investment in real estate	$ (141,588)	$ (631,541)	$ (248,100)
Notes receivable, net	(772)	—	—
Other assets, net	—	(4,443)	(153)
Debt assumed	—	39,986	6,873
Deferred membership revenue	315	—	
Accounts payable and other liabilities	1,131	9,833	174
Rents and other customer payments received in advance and security deposits	901	14,265	2,139
OP Units issued	—	34,004	—
Real estate acquisitions, net	$ (140,013)	$ (537,896)	$ (239,067)
Business acquisitions:			
Intangibles	$ —	$ (33,250)	$ —
Goodwill	—	(9,586)	—
Other assets, net	—	(933)	—
Accounts payable and other liabilities	—	2,000	—
Acquisition of business, net	$ —	$ (41,769)	$ —
Real estate dispositions:			
Investment in real estate	$ —	$ 52	$ —
Loss on sale of real estate, net	—	(59)	—
Real estate dispositions, net	$ —	$ (7)	$ —

The accompanying notes are an integral part of the consolidated financial statements.

Note 1—Organization

Equity LifeStyle Properties, Inc. ("ELS"), a Maryland corporation, together with MHC Operating Limited Partnership (the "Operating Partnership") and its other consolidated subsidiaries (the "Subsidiaries"), are referred to herein as "we," "us," and "our." We are a fully integrated owner of lifestyle-oriented properties ("Properties") consisting of property operations and home sales and rental operations primarily within manufactured home ("MH") and recreational vehicle ("RV") communities and marinas. We provide our customers the opportunity to place manufactured homes and cottages, RVs and/or boats on our Properties either on a long-term or short-term basis. Our customers may lease individual developed areas ("Sites") or enter into right-to-use contracts, also known as membership subscriptions, which provide them access to specific Properties for limited stays.

Commencing with our taxable year ended December 31, 1993, we have elected to be taxed as a real estate investment trust ("REIT") for U.S. federal income tax purposes. We believe we have qualified for taxation as a REIT. To maintain our qualification as a REIT, we must meet certain requirements, which are highly technical and complex. If we fail to qualify as a REIT, we could be subject to U.S. federal income tax at regular corporate rates. Additionally, we could remain disqualified as a REIT for four years following the year we first failed to qualify. Even as a REIT, we are subject to certain foreign, state and local taxes on our income and property and U.S. federal income and excise taxes on our undistributed income.

Our Properties are owned primarily by the Operating Partnership and managed internally by affiliates of the Operating Partnership. We are the general partner of the Operating Partnership and own 95.3% as of December 31, 2022. We contributed the proceeds from our various equity offerings, including our initial public offering, to the Operating Partnership. In exchange for these contributions, we received units of common interests in the partnership ("OP Units") equal to the number of shares of common stock issued in such equity offerings. The limited partners of the Operating Partnership (the "Common OP Unitholders") receive an allocation of net income that is based on their respective ownership percentage in the Operating Partnership that is presented on the consolidated financial statements as Non-controlling interests—Common OP Units. As of December 31, 2022, the Non-controlling interests—Common OP Units were 9,265,565, which are exchangeable for an equivalent number of shares of our common stock or, at our option, cash. The issuance of additional shares of common stock or OP Units would change the respective ownership of the Operating Partnership for the Common OP Unitholders.

Since we have elected to be taxed as a REIT for U.S. federal income tax purposes, certain activities, if performed by us, may not be qualifying REIT activities under the Internal Revenue Code of 1986, as amended (the "Code"). Accordingly, we have formed taxable REIT subsidiaries (each, a "TRS"). Our primary TRS is Realty Systems, Inc. ("RSI") which, along with owning several properties, is engaged in the business of purchasing, selling and leasing factory-built homes located in Properties owned and managed by us. RSI also offers home sale brokerage services to our residents who may choose to sell their homes rather than relocate them when moving from a Property. Subsidiaries of RSI also operate ancillary activities at certain Properties, such as golf courses, pro shops, stores and restaurants.

Note 2—Summary of Significant Accounting Policies

(a) Basis of Presentation

The consolidated financial statements present the results of operations, financial position and cash flows of ELS, its majority-owned and controlled subsidiaries and variable interest entities ("VIEs") in which ELS is the primary beneficiary. Intercompany balances and transactions have been eliminated.

The Operating Partnership meets the criteria as a VIE, where we are the general partner and controlling owner of approximately 95.3%. The limited partners do not have substantive kick-out or participating rights. Our sole significant asset is our investment in the Operating Partnership, and consequently, substantially all of our assets and liabilities represent those assets and liabilities of the Operating Partnership. Additionally, we have the power to direct the Operating Partnership's activities and the obligation to absorb its losses or the right to receive its benefits. Accordingly, we are the primary beneficiary, and we have continued to consolidate the Operating Partnership.

Equity method of accounting is applied to entities in which ELS does not have a controlling interest or for VIEs in which ELS is not considered the primary beneficiary, but with respect to which it can exercise significant influence over the operations and major decisions. Our exposure to losses associated with unconsolidated joint ventures is primarily limited to the carrying value of these investments. Accordingly, distributions from a joint venture in excess of our carrying value are recognized in earnings.

(b) Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. Generally Accepted Accounting Principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. All property and site counts and acreage amounts are unaudited.

(c) Reclassifications

Certain prior period amounts have been reclassified to conform to the current year presentation.

(d) Investment in Real Estate

Investment in real estate is recorded at cost less accumulated depreciation. Direct and indirect costs related to real estate improvement projects are capitalized, including salaries and related benefits of employees who are directly responsible for and spend their time on the execution and supervision of such projects. Land improvements consist primarily of improvements such as grading, landscaping and infrastructure items, such as streets, sidewalks or water mains. Improvements to buildings and other depreciable property include clubhouses, laundry facilities, maintenance storage facilities, rental units and furniture, fixtures and equipment.

For development and expansion projects, we capitalize direct project costs, such as construction, architectural and legal, as well as, indirect project costs such as interest, real estate taxes and salaries and related benefits of employees who are directly involved in the project. Capitalization of these costs begins when the activities and related expenditures commence and cease when the project, or a portion of the project, is substantially complete and ready for its intended use.

Depreciation is computed on a straight-line basis based on the estimated useful lives of the associated real estate assets.

	Useful Lives (in years)
Land and Building Improvements	10-30
Manufactured Homes	10-25
Furniture, Fixture and Equipment	5
In-place leases	Expected term
Above and below-market leases	Applicable lease term

Note 2—Summary of Significant Accounting Policies (continued)

Long-lived assets to be held and used, including our investment in real estate, are evaluated for impairment indicators quarterly or whenever events or changes in circumstances indicate a possible impairment. Our judgments regarding the existence of impairment indicators are based on factors such as operational performance, market conditions, environmental and legal factors. Future events could occur which would cause us to conclude that impairment indicators exist and an impairment loss is warranted.

If an impairment indicator exists related to a long-lived asset that is held and used, the expected future undiscounted cash flows are compared against the carrying amount of that asset. Forecasting cash flows requires us to make estimates and assumptions on various inputs including, but not limited to, rental revenue and expense growth rates, occupancy, levels of capital expenditure and capitalization rates. If the sum of the estimated undiscounted cash flows is less than the carrying amount of the asset, an impairment loss is recorded for the carrying amount in excess of the estimated fair value, if any, of the asset.

Hurricane Ian made landfall on the west coast of Florida on September 28, 2022. The most significant damage to our properties occurred in or near the Fort Myers area. As a result of the storm event and the damage caused, we wrote down the carrying value of certain assets by approximately $5.4 million during the year ended December 31, 2022. The impairment charge recorded was offset by revenue recorded of $5.4 million related to the expected insurance recovery related to the loss. Both the impairment charge and the offsetting revenue are included in Gain/(loss) on sale of real estate and impairment, net in the Consolidated Statements of Income and Comprehensive Income.

(e) Acquisitions

We account for acquisitions of investments in real estate by assessing each acquisition to determine if it meets the definition of a business or if it qualifies as an asset acquisition. We apply a screen test to evaluate if substantially all the fair value of the acquired property is concentrated in a single identifiable asset or group of similar identifiable assets to determine whether a transaction is accounted for as an asset acquisition or business combination. As most of our real estate acquisitions are concentrated in either a single asset or a group of similar identifiable assets, our real estate transactions are generally accounted for as asset acquisitions, which permits the capitalization of transaction costs to the basis of the acquired property.

In estimating the fair values for purposes of allocating the purchase price, we utilize a number of sources, including independent appraisals or internal valuations that may be available in connection with the acquisition or financing of the respective Property and other market data. We also consider information obtained about each Property as a result of our due diligence, marketing and leasing activities in estimating the fair value of the tangible and intangible assets acquired and liabilities assumed.

The following methods and assumptions are used to estimate the fair value of each class of asset acquired and liability assumed:

Land – Market approach based on similar, but not identical, transactions in the market. Adjustments to comparable sales based on both quantitative and qualitative data.

Depreciable property – Cost approach based on market comparable data to replace adjusted for local variations, inflation and other factors.

Manufactured homes – Sales comparison approach based on market prices for similar homes adjusted for differences in age or size.

In-place leases – In-place leases are determined through a combination of estimates of market rental rates and expense reimbursement levels as well as an estimate of the length of time required to replace each lease.

Above-market assets/below-market liabilities – Income approach based on discounted cash flows comparing contractual cash flows to be paid pursuant to the leases and our estimate of fair market lease rates over the remaining non-cancelable lease terms. For below-market leases, we also consider remaining initial lease terms plus any renewal periods.

Notes receivable – Income approach based on discounted cash flows comparing contractual cash flows at a market rate adjusted based on particular notes' or note holders' down payment, credit score and delinquency status.

Mortgage notes payable – Income approach based on discounted cash flows comparing contractual cash flows to cash flows of similar debt discounted based on market rates.

Note 2—Summary of Significant Accounting Policies (continued)

(f) Intangibles and Goodwill

We record acquired intangible assets at their estimated fair value separate and apart from goodwill. We amortize identified intangible assets and liabilities that are determined to have finite lives over the period the assets and liabilities are expected to contribute directly or indirectly to the future cash flows of the Property or business acquired. Intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. An impairment loss is recognized if the carrying amount of an intangible asset is not recoverable and its carrying amount exceeds its estimated fair value.

The excess of the cost of an acquired entity over the net of the amounts assigned to assets acquired (including identified intangible assets) and liabilities assumed in a business combination is recorded as goodwill. Goodwill is not amortized but is tested for impairment at a level of reporting referred to as a reporting unit on an annual basis, or more frequently if events or changes in circumstances indicate that the asset might be impaired.

As of December 31, 2022 and 2021, the gross carrying amount of identified intangible assets and goodwill was $55.6 million and $55.4 million, respectively, which is reported as a component of other assets, net on the Consolidated Balance Sheets. As of both December 31, 2022 and 2021, this amount was comprised of $38.0 million of identified intangible assets and $17.6 million and $17.4 million, respectively, of goodwill. Accumulated amortization of identified intangibles assets was $7.7 million and $3.3 million as of December 31, 2022 and 2021, respectively. The estimated annual aggregated amortization expense to be recognized over each of the next five years is $3.0 million. The weighted average remaining useful life is approximately 14 years.

(g) Assets Held for Sale

In determining whether to classify a real estate asset held for sale, we consider whether: (i) management has committed to a plan to sell the asset; (ii) the asset is available for immediate sale in its present condition, subject only to terms that are usual and customary; (iii) we have initiated a program to locate a buyer; (iv) we believe that the sale of the real estate asset is probable within one year; (v) we are actively marketing the investment property for sale at a price that is reasonable in relation to its current value and (vi) actions required for us to complete the plan indicate that it is unlikely that any significant changes will be made. If all of the above criteria are met, we classify the real estate asset as held for sale. When all of the above criteria are met, we discontinue depreciation or amortization of the asset, measure it at the lower of its carrying amount or its fair value less estimated cost to sell and present it separately as an asset held for sale, net on the Consolidated Balance Sheets. We also present the liabilities related to assets held for sale, if any, separately on the Consolidated Balance Sheets. In connection with the held for sale evaluation, if the disposal represents a strategic shift that has, or will have, a major effect on our consolidated financial statements, then the transaction is presented as discontinued operations.

(h) Restricted Cash

As of December 31, 2022 and 2021, restricted cash consisted of $19.7 million and $29.3 million, respectively, primarily related to cash reserved for customer deposits and escrows for insurance and real estate taxes.

(i) Fair Value of Financial Instruments

We disclose the estimated fair value of our financial instruments according to a fair value hierarchy. The valuation hierarchy is based on the transparency of the lowest level of input that is significant to the valuation of an asset or a liability as of the measurement date. The three levels are defined as follows:

Level 1 - Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The carrying values of cash and restricted cash, accounts receivable and accounts payable approximate their fair market values due to the short-term nature of these instruments. The carrying value of the notes receivable approximates the fair market

Note 2—Summary of Significant Accounting Policies (continued)

value as the interest rates are generally comparable to current market rates. Concentrations of credit risk with respect to notes receivable are limited due to the size of the receivable and geographic diversity of the underlying Properties.

The fair market value of mortgage notes payable, the term loan and interest rate derivative are measured with Level 2 inputs using quoted prices and observable inputs from similar liabilities as disclosed in Note 9. Borrowing Arrangements and Note 10. Derivative Instruments and Hedging Activities.

We also utilize Level 2 and Level 3 inputs as part of our determination of the purchase price allocation for our acquisitions as disclosed in Note 6. Investment in Real Estate.

(j) *Deferred Financing Costs, Net*

Deferred financing costs are being amortized over the terms of the respective loans on a straight-line basis. Unamortized deferred financing costs are written-off when debt is retired before the maturity date. Deferred financing costs, net were $28.1 million and $28.9 million as of December 31, 2022 and 2021, respectively.

(k) *Allowance for Credit Losses*

We account for allowance for credit losses under the current expected credit loss ("CECL") impairment model for our financial assets, including receivables from tenants, receivable for annual membership subscriptions, Contracts Receivable and Chattel Loans (See Note 8. Notes Receivable, Net for definition of these terms), and presents the net amount of the financial instrument expected to be collected. The CECL impairment model requires an estimate of expected credit losses, measured over the contractual life of an instrument, that considers forecasts of future economic conditions in addition to information about past events and current conditions. Our allowance for credit losses was as follows:

	December 31,		
(amounts in thousands):	**2022**		**2021**
Balance, beginning of year	$ 21,049	$	14,460
Provision for losses	5,242		8,669
Write-offs	(5,920)		(2,080)
Balance, end of year	$ 20,371	$	21,049

(l) *Revenue Recognition*

Our revenue streams are predominantly derived from customers renting our Sites or entering into membership subscriptions. Our MH Sites and annual RV and marina Sites are leased on an annual basis. Seasonal RV and marina Sites are leased to customers generally for one to six months. Transient RV and marina Sites are leased to customers on a short-term basis. Leases with our customers are accounted for as operating leases. Rental income is accounted for in accordance with the Accounting Standard Codification (ASC) 842, *Leases*, and is recognized over the term of the respective lease or the length of a customer's stay. We do not separate expenses reimbursed by our customers ("utility recoveries") from the associated rental revenue as we meet the practical expedient criteria to combine these lease and non-lease components. We assessed the criteria and concluded that the timing and pattern of transfer for rental revenue and the associated utility recoveries are the same and because our leases qualify as operating leases, we account for and present rental revenue and utility recoveries as a single component under Rental income in our Consolidated Statements of Income and Comprehensive Income.

A membership subscription gives the customer the right to a set schedule of usage at a specified group of Properties. Payments are deferred and recognized on a straight-line basis over the one-year period in which access to Sites at certain Properties are provided. Membership upgrades grant certain additional access rights to the customer and require non-refundable upfront payments. The non-refundable upfront payments are recognized on a straight-line basis over 20 years, which is our estimated membership upgrade contract term. Income from home sales is recognized when the earnings process is complete. The earnings process is complete when the home has been delivered, the purchaser has accepted the home and title has transferred. Sales from membership subscriptions, upgrades and home sales are accounted for in accordance with ASC 606, *Revenue from Contracts with Customers.*

Note 2—Summary of Significant Accounting Policies (continued)

(m) Stock Based Compensation

Stock-based compensation expense for restricted stock awards with service conditions is measured based on the grant date fair value and recognized on a straight-line basis over the requisite service period of the individual grants.

Stock-based compensation expense for restricted stock awards with performance conditions is measured based on the grant date fair value and recognized on a straight-line basis over the performance period of the individual grants, when achieving the performance targets is considered probable. We estimate and revisit the probability of achieving the performance targets periodically by updating our forecasts throughout the performance period as necessary.

We also issue stock options by estimating the grant date fair value using the Black-Scholes option-pricing model and recognizing over the vesting period for options that are expected to vest. We estimate forfeitures at the time of grant based on historical experience, updated for changes in facts and circumstances, as appropriate, and in subsequent periods if actual forfeitures differ from those estimates. The expected volatility assumption is calculated based on our historical volatility, which is calculated over a period of time commensurate with the expected term of the options being valued. The risk-free interest rate assumption is based upon the U.S. Treasury yield curve in effect at the time of grant. The dividend yield assumption is based on our expectation of dividend payouts.

(n) Casualty related charges/(recoveries), net

During the year ended December 31, 2022, we recognized expenses of approximately $40.6 million related to debris removal and cleanup related to Hurricane Ian and an offsetting insurance recovery revenue accrual of $40.6 million related to the expected insurance recovery as a result of Hurricane Ian.

(o) Non-Controlling Interests

The OP Units are exchangeable for shares of common stock on a one-for-one basis at the option of the Common OP Unitholders, which we may, in our discretion, cause the Operating Partnership to settle in cash. The exchange is treated as a capital transaction, which results in an allocation between stockholders' equity and non-controlling interests to account for the change in the respective percentage ownership of the underlying equity of the Operating Partnership.

Net income is allocated to Common OP Unitholders based on their respective ownership percentage of the Operating Partnership. Such ownership percentage is calculated by dividing the number of OP Units held by the Common OP Unitholders by the total OP Units held by the Common OP Unitholders and the shares of common stock held by the common stockholders. Issuance of additional shares of common stock or OP Units would change the percentage ownership of both the Non-controlling interests – Common OP Units and the common stockholders.

(p) Income Taxes

Due to our structure as a REIT, the results of operations contain no provision for U.S. federal income taxes for the REIT. As of both December 31, 2022 and 2021, the REIT had a federal net operating loss carryforward of approximately $51.7 million. The Company utilized zero and approximately $22.4 million of the net operating loss carryforward to offset its tax and distribution requirements for the years ended December 31, 2022 and 2021, respectively. The REIT is entitled to utilize the net operating loss carryforward only to the extent that the REIT taxable income exceeds our deduction for dividends paid. Due to the uncertainty regarding the use of the REIT net operating loss carryforward, no net tax asset has been recorded as of December 31, 2022 and 2021.

Note 2—Summary of Significant Accounting Policies (continued)

In addition, we own certain TRSs, which are subject to federal and state income taxes at regular corporate tax rates. Overall, the TRSs have federal net operating loss carryforwards. Due to the uncertainty regarding the realization of these deferred tax assets, we have maintained a full valuation allowance as of December 31, 2022 and 2021.

The REIT remains subject to certain foreign, state and local income, excise or franchise taxes; however, they are not material to our operating results or financial position. We do not have unrecognized tax benefit items.

We, or one of our Subsidiaries, file income tax returns in the U.S. federal jurisdiction, various U.S. state jurisdictions and Canada. With few exceptions, we are no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2018.

As of December 31, 2022, net investment in real estate and notes receivable had a U.S. federal tax basis of approximately $5.0 billion (unaudited) and $52.6 million (unaudited), respectively.

During the years ended December 31, 2022, 2021 and 2020, our tax treatment of common stock distributions was as follows (unaudited):

	2022		2021		2020
Tax status of common stock distributions deemed paid during the year:					
Ordinary income	$ 1.483	$	1.538	$	1.234
Long-term capital gains	—		—		0.006
Non-dividend distributions	0.152		—		0.057
Distributions declared per common stock outstanding	$ 1.635	$	1.538	$	1.297

The quarterly distribution paid on January 13, 2023 is a split year distribution with $0.404990 (unaudited) per share of common stock considered a distribution made in 2022 and $0.005010 (unaudited) allocable for 2023 for federal tax purposes.

Note 3—Leases

Lessor

Rental income derived from customers renting our Sites is accounted for in accordance with ASC 842, *Leases*, and is recognized over the term of the respective operating lease or the length of a customer's stay. MH Sites are generally leased on an annual basis to residents who own or lease factory-built homes, including manufactured homes. Annual RV and marina Sites are leased on an annual basis to customers who generally have an RV, factory-built cottage, boat or other unit placed on the site, including those Northern properties that are open for the summer season. Seasonal RV and marina Sites are leased to customers generally for one to six months. Transient RV and marina Sites are leased to customers on a short-term basis. In addition, customers may lease homes that are located in our communities.

The leases entered into between the customer and us for a rental of a Site are renewable upon the consent of both parties or, in some instances, as provided by statute. Long-term leases that are non-cancelable by the tenants are in effect at certain Properties. Rental rate increases at these Properties are primarily a function of increases in the Consumer Price Index, taking into consideration certain conditions. Additionally, periodic market rate adjustments are made as deemed appropriate. In addition, certain state statutes allow entry into long-term agreements that effectively modify lease terms related to rent amounts and increases over the term of the agreements. The following table presents future minimum rents expected to be received under long-term non-cancelable tenant leases, as well as those leases that are subject to long-term agreements governing rent payments and increases:

(amounts in thousands)	As of December 31, 2022
2023	$ 108,979
2024	109,666
2025	42,875
2026	23,725
2027	22,329
Thereafter	56,557
Total	$ 364,131

Lessee

We lease land under non-cancelable operating leases at 10 Properties expiring at various dates between 2028 and 2054. The majority of the leases have terms requiring fixed payments plus additional rents based on a percentage of gross revenues at those Properties. We also have other operating leases, primarily office space expiring at various dates through 2032. For the years ended December 31, 2022, 2021 and 2020, total operating lease payments were $9.3 million, $10.4 million and $9.9 million, respectively.

The following table presents the operating lease payments for the year ended December 31, 2022, 2021 and 2020:

	Years Ended December 31,		
(amounts in thousands)	**2022**	**2021**	**2020**
Fixed lease cost:			
Ground leases [1]	$ 3,601	$ 5,906	$ 5,912
Office and other leases	3,739	3,529	3,243
Variable lease cost:			
Ground leases [1]	1,938	871	652
Office and other leases	—	50	111
Total lease cost	$ 9,278	$ 10,356	$ 9,918

---

[1] The Westwinds ground leases expired August 31, 2022, for additional information see Part I. Item 1. Financial Statements—Note 16. Commitments and Contingencies.

Note 3—Leases (continued)

The following table summarizes our minimum future rental payments, excluding variable costs, which are discounted by our incremental borrowing rate to calculate the lease liability for our operating leases as of December 31, 2022:

(amounts in thousands)	Ground Leases		Office and Other Leases		Total	
2023	$	668	$	3,770	$	4,438
2024		675		3,407		4,082
2025		680		3,108		3,788
2026		684		2,612		3,296
2027		689		2,424		3,113
Thereafter		4,525		10,794		15,319
Total undiscounted rental payments		7,921		26,115		34,036
Less imputed interest		(2,075)		(3,920)		(5,995)
Total lease liabilities	$	5,846	$	22,195	$	28,041

ROU assets and lease liabilities from our operating leases, included within Other assets, net and Accounts payable and other liabilities on the Consolidated Balance Sheets, were $25.9 million and $28.0 million, respectively, as of December 31, 2022. The weighted average remaining lease term for our operating leases was nine years and the weighted average incremental borrowing rate was 3.8% at December 31, 2022.

ROU assets and lease liabilities from our operating leases, included within Other assets, net and Accounts payable and other liabilities on the Consolidated Balance Sheets, were $30.3 million and $30.7 million, respectively, as of December 31, 2021. The weighted average remaining lease term for our operating leases was seven years and the weighted average incremental borrowing rate was 3.8% at December 31, 2021.

Note 4—Earnings Per Common Share

Basic and fully diluted earnings per share are based on the weighted average shares outstanding during each year. The following table sets forth the computation of basic and diluted earnings per share of common stock (Common Share), for the years ended December 31, 2022, 2021 and 2020:

		Years Ended December 31,				
(amounts in thousands, except per share data)		**2022**		**2021**		**2020**
Numerators:						
Net income available to Common Stockholders—Basic	$	284,611	$	262,462	$	228,268
Amounts allocated to dilutive securities		14,198		13,522		13,132
Net income available to Common Stockholders—Fully Diluted	$	298,809	$	275,984	$	241,400
Denominator:						
Weighted average Common Shares outstanding—Basic		185,780		182,917		181,828
Effect of dilutive securities:						
Exchange of Common OP Units for Common Shares		9,289		9,739		10,484
Stock options and restricted stock		186		227		243
Weighted average Common Shares outstanding—Fully Diluted		195,255		192,883		192,555
Earnings per Common Share—Basic:	$	1.53	$	1.43	$	1.26
Earnings per Common Share—Fully Diluted:	$	1.53	$	1.43	$	1.25

Note 5—Common Stock and Other Equity Related Transactions

Increase in Authorized Shares

On April 28, 2020, our stockholders approved an amendment to our charter to increase the number of shares of common stock that we are authorized to issue from 400,000,000 to 600,000,000 shares.

Equity Offering Program

On February 24, 2022, we entered into our current at-the-market ("ATM") equity offering program with certain sales agents, pursuant to which we may sell, from time-to-time, shares of our Common Stock, par value $0.01 per share, having an aggregate offering price of up to $500.0 million. Prior to establishing our current ATM program, our prior ATM equity offering program had an aggregate offering price of up to $200.0 million.

The following table presents the shares that were issued under our prior ATM equity offering programs, during the years ended December 31, 2022, 2021 and 2020:

		Years Ended December 31,				
(amounts in thousands, except share data)		**2022**		**2021**		**2020**
Shares of common stock sold		328,123		1,660,290		—
Weighted average price	$	86.46	$	84.48	$	—
Total gross proceeds	$	28,370	$	140,254	$	—
Commissions paid to sales agents	$	389	$	1,816	$	—

There was no ATM activity under the current ATM equity offering program during the year ended December 31, 2022 and as of December 31, 2022, the full capacity of $500.0 million remained available for issuance.

Note 5—Common Stock and Other Equity Related Transactions (continued)

Employee Stock Purchase Plan

On May 10, 2016, we amended and restated the 1997 Non-Qualified Employee Stock Purchase Plan ("ESPP"). Pursuant to the ESPP, certain of our employees and directors may each annually acquire up to $250,000 of our common stock. The common stock may be purchased monthly at a price equal to 85% of the lesser of: (a) the closing price for a share of common stock on the last day of the offering period and (b) the closing price for a share of common stock on the first day of the offering period. Shares of common stock issued through the ESPP for the years ended December 31, 2022, 2021 and 2020, were 37,042, 32,145 and 31,385, respectively. As of December 31, 2022, 674,007 shares remained available to be sold under the ESPP, subject to adjustment by our Board of Directors.

Exchanges

Subject to certain limitations, Common OP Unitholders can request an exchange of any or all of their OP Units for shares of common stock at any time. Upon receipt of such a request, we may, in lieu of issuing shares of common stock, cause the Operating Partnership to pay cash.

Common Stock Activity and Distributions

The following table presents the changes in our outstanding common stock (excluding OP Units of 9,265,565, 9,305,651 and 10,479,194 outstanding at December 31, 2022, 2021 and 2020, respectively):

	Years Ended December 31,		
	2022	**2021**	**2020**
Shares outstanding at January 1,	185,640,379	182,230,631	182,089,595
Common stock issued through the ATM Equity Offering Program and its predecessor	328,123	1,660,290	—
Common stock issued through exchange of OP Units	40,086	1,601,266	12,028
Common stock issued through exercise of options	—	—	—
Common stock issued through restricted stock grants	130,600	162,955	151,104
Common stock forfeitures	(11,881)	—	—
Common stock issued through ESPP and Dividend Reinvestment Plan	37,660	32,778	32,099
Common stock repurchased and retired	(44,669)	(47,541)	(54,195)
Shares outstanding at December 31,	186,120,298	185,640,379	182,230,631

During the years ended December 31, 2022, 2021 and 2020, shares of common stock were surrendered to satisfy income tax withholding obligations primarily due to the vesting of restricted stock grants at a weighted average price of $77.22, $61.50 and $73.12 per share, respectively.

As of December 31, 2022, 2021 and 2020, ELS' percentage ownership of the Operating Partnership was approximately 95.3%, 95.2% and 94.6%, respectively. The remaining approximately 4.7%, 4.8% and 5.4% as of December 31, 2022, 2021 and 2020, respectively, was owned by the Common OP Unitholders.

Note 5—Common Stock and Other Equity Related Transactions (continued)

The following regular quarterly distributions have been declared and paid to common stockholders and Common OP Unitholders since January 1, 2020:

Distribution Amount Per Share	For the Quarter Ended	Stockholder Record Date	Payment Date
$0.3425	March 31, 2020	March 27, 2020	April 10, 2020
$0.3425	June 30, 2020	June 26, 2020	July 10, 2020
$0.3425	September 30, 2020	September 25, 2020	October 9, 2020
$0.3425	December 31, 2020	December 24, 2020	January 8, 2021
$0.3625	March 31, 2021	March 26, 2021	April 9, 2021
$0.3625	June 30, 2021	June 25, 2021	July 9, 2021
$0.3625	September 30, 2021	September 24, 2021	October 8, 2021
$0.3625	December 31, 2021	December 31, 2021	January 14, 2022
$0.4100	March 31, 2022	March 25, 2022	April 8, 2022
$0.4100	June 30, 2022	June 24, 2022	July 8, 2022
$0.4100	September 30, 2022	September 30, 2022	October 14, 2022
$0.4100	December 31, 2022	December 30, 2022	January 13, 2023

Note 6—Investment in Real Estate

2022

Acquisitions

During the year ended December 31, 2022, we acquired four RV communities and one membership RV community, including Blue Mesa Recreational Ranch, located in Gunnison, Colorado, Pilot Knob, located in Winterhaven, California, Holiday Trav-L-Park Resort, located in Emerald Isle, North Carolina, Oceanside RV Resort, located in Oceanside, California, and Whippoorwill, located in Marmora, New Jersey, containing 1,358 Sites for a combined purchase price of $132.8 million. We also acquired three land parcels, containing approximately 170 acres for a combined purchase price of $9.5 million. All acquisitions were accounted for as asset acquisitions.

2021

Acquisitions

During the year ended December 31, 2021, we acquired four RV communities, including Okeechobee KOA Resort, located in Okeechobee, Florida, Pine Haven, located in Cape May, New Jersey, Hope Valley located in Turner, Oregon and Lake Conroe located in Montgomery, Texas and a portfolio of eleven marinas located in Florida, North Carolina, South Carolina, Kentucky and Ohio, containing 5,961 Sites for a combined purchase price of $398.0 million.

During the year ended December 31, 2021, we also completed the acquisition of our joint venture partner's 50% interest in Voyager RV Resort for total consideration of $77.0 million, including mortgage debt assumption of $40.0 million. As part of the acquisition, we issued 427,723 Operating Partnership units.

During the year ended December 31, 2021, we acquired a parcel of land located in Myrtle Beach, South Carolina for $110.8 million. The parcel of land is occupied by a portion of an RV community and contains 813 sites. The RV community, including the ELS parcel, is managed by a tenant pursuant to an existing ground lease. We also acquired three land parcels adjacent to three of our properties for a combined purchase price of $37.5 million.

During the year ended December 31, 2021, we completed the acquisition of MHVillage/Datacomp for a purchase price of $43.0 million. MHVillage is the premier online marketplace dedicated to manufactured home buying and selling. Datacomp provides independent, market-based valuations for manufactured homes in land lease communities.

The 2021 acquisitions were accounted for as asset acquisitions except MHVillage/Datacomp which was accounted for as a business combination.

Note 6—Investment in Real Estate (continued)

2020

Acquisitions

During the year ended December 31, 2020, we acquired one MH community, seven RV communities and one marina, containing 2,772 Sites for a combined purchase price of $209.2 million, including:

- Dolce Vita at Superstition Mountain, an MH community located in Apache Junction, Arizona,
- Meridian RV Resort, an RV community located in Apache Junction, Arizona,
- Marina Dunes RV Park, an RV community located in Marina, California,
- Marker 1 Marina, a marina located in Dunedin, Florida,
- Acorn Campground, an RV community located in Green Creek, New Jersey,
- Topsail Sound, an RV community located in Holly Ridge, North Carolina,
- Harbor Point, an RV community located in Sneads Ferry, North Carolina and
- Leisure World and Trails End, two RV communities located in Weslaco, Texas.

During the year ended December 31, 2020, we also completed the acquisition of three development assets, including The Resort at Tranquility Lake, located in Cape Coral, Florida, Bayport, located in Jamaica, Virginia and a development property adjacent to our Voyager joint venture, located in Tuscon, Arizona, for a combined purchase price of $23.7 million. We also acquired additional assets, including nine land parcels, for a combined purchase price of $15.2 million. All acquisitions were accounted for as asset acquisitions. As a result of these acquisitions, we assumed approximately $6.9 million of mortgage debt. The remaining purchase price was funded through new debt financing, our unsecured Line of Credit ("LOC") and available cash.

Fair Value

We engaged third-party valuation firms to assist with our purchase price allocation when necessary. The following table summarizes the fair value of the assets acquired and liabilities assumed for the years ended December 31, 2022, 2021 and 2020, which we determined using Level-3 inputs for land and buildings and other depreciable property and Level-2 inputs for the others:

		Years Ended December 31,				
(amounts in thousands)		**2022**		**2021**		**2020**
Assets acquired						
Land	$	64,514	$	343,614	$	150,909
Buildings and other depreciable property		71,498		265,182		87,749
Intangible		—		33,250		—
In-place leases [(a)]		5,576		22,135		6,821
Goodwill		—		9,586		—
Manufactured homes [(a)]		—		610		2,621
Net investment in real estate	$	141,588	$	674,377	$	248,100
Other assets		772		5,376		153
Total assets acquired	$	142,360	$	679,753	$	248,253
Liabilities assumed						
Mortgage notes payable	$	—	$	39,986	$	6,873
Below-market lease liability [(b)]		—		8,169		—
Other liabilities		2,347		17,929		2,313
Total liabilities assumed	$	2,347	$	66,084	$	9,186
Net assets acquired	$	140,013	$	613,669	$	239,067

(a)   Manufactured homes and in-place leases are included in buildings and other depreciable property on the Consolidated Balance Sheets.
(b)   Below-market lease liability is included in accounts payable and other liabilities on the Consolidated Balance Sheets.

Note 7—Investment in Unconsolidated Joint Ventures

During the year ended December 31, 2022, we acquired an 80% interest in two joint ventures with RVC Outdoor Destinations ("RVC") for $3.5 million. The joint ventures own RV properties under development in Gulf Shores, Alabama and Sandusky, Ohio. We use the equity method of accounting as we have the ability to exercise significant influence over the operating and financial policies of the joint ventures but do not have the ability to control major decisions of the entity.

During the year ended December 31, 2022, we acquired a 50% interest in a joint venture with Kampgrounds of America for a total purchase price of $5.1 million. The joint venture owns and operates, through its wholly owned subsidiary, Bald Mountain RV, LLC, a 283-site RV community located in Hiawassee, Georgia. We also acquired a 50% equity interest in an entity developing an age-restricted community in Prescott Valley, Arizona for $3.1 million.

The following table summarizes our investment in unconsolidated joint ventures (investment amounts in thousands with the number of Properties shown parenthetically for the years ended December 31, 2022 and 2021, respectively):

Investment	Location	Number of Sites	Economic Interest [a]	Investment as of December 31,		Income/(Loss) for Years Ended December 31,		
				2022	2021	2022	2021	2020
Meadows	Various (2,2)	1,077	50 %	$ 158	$ —	$ 2,458	$ 2,010	$ 1,879
Lakeshore	Florida (3,3)	721	[b]	2,625	2,638	683	568	1,405
Voyager	Arizona (1,1)	—	33 % [c]	139	141	43	556	1,616
ECHO JV	Various	—	50 % [d]	2,963	18,136	958	773	499
RVC	Various	1,282	80 % [e]	60,323	49,397	(587)	(26)	—
Mulberry Farms	Arizona	200	50 %	9,902	—	(169)	—	—
Hiawassee KOA JV	Georgia	283	50 %	5,294	—	(23)	—	—
		3,563		$ 81,404	$ 70,312	$ 3,363	$ 3,881	$ 5,399

_____

(a) The percentages shown approximate our economic interest as of December 31, 2022. Our legal ownership interest may differ.

(b) Includes two joint ventures in which we own a 65% interest in each and the Crosswinds joint venture in which we own a 49% interest.

(c) Voyager joint venture represents a 33% interest in the utility plant servicing this Property.

(d) On December 22, 2022, we completed the acquisition of all manufactured homes held by the ECHO joint venture for a purchase price of $10.0 million.

(e) Includes three joint ventures of which one joint venture owns a portfolio of seven operating RV communities and two joint ventures each own an RV property under development.

We recognized $3.4 million, $3.9 million and $5.4 million (net of $3.9 million, $1.1 million and $0.7 million of depreciation expense, respectively) of equity in income from unconsolidated joint ventures for the years ended December 31, 2022, 2021 and 2020, respectively. We received approximately $21.6 million, $3.2 million and $5.7 million in distributions from joint ventures for the years ended December 31, 2022, 2021 and 2020, respectively. Approximately $2.2 million, $2.9 million and $4.8 million of the distributions made to us exceeded our investment basis in joint ventures, and as such, were recorded as income from unconsolidated joint ventures for the years ended December 31, 2022, 2021 and 2020, respectively.

Note 8—Notes Receivable, Net

Notes receivable generally are presented at their outstanding unpaid principal balances, net of any allowances and unamortized discounts or premiums. Interest income is accrued on the unpaid principal balance. Discounts or premiums are amortized to income using the interest method.

We provide financing for non-refundable upfront payments required for membership upgrades ("Contracts Receivable"). As of December 31, 2022 and 2021, Contracts Receivable, net of allowance, was $36.6 million and $30.9 million, respectively. Contracts Receivable, as of December 31, 2022, had an average stated interest rate of 15.8% per annum, a weighted average term remaining of 4.5 years and require monthly payments of principal and interest.

In certain cases, we purchase loans made by an unaffiliated lender to finance the sales of homes to our customers at our Properties (referred to as "Chattel Loans"). These loans are secured by the underlying homes sold and require monthly principal and interest payments. As of December 31, 2022 and 2021, we had $8.8 million and $9.0 million of Chattel Loans, respectively. As of December 31, 2022, the Chattel Loans receivable had an average stated interest rate of approximately 7.6% per annum and had a weighted average term remaining of approximately 12 years.

Note 9—Borrowing Arrangements

Mortgage Notes Payable

Our mortgage notes payable is classified as Level 2 in the fair value hierarchy as of December 31, 2022 and 2021. The following table presents the fair value of our mortgage notes payable:

	As of December 31, 2022		As of December 31, 2021	
(amounts in thousands)	Fair Value	Carrying Value	Fair Value	Carrying Value
Mortgage notes payable, excluding deferred financing costs	$ 2,043,412	$ 2,718,114	$ 2,743,527	$ 2,654,086

As of December 31, 2022 and 2021, we had outstanding mortgage indebtedness on Properties of approximately $2,693.2 million and $2,627.8 million, respectively, net of deferred financing costs. The weighted average interest rate on our outstanding mortgage indebtedness, including the impact of premium/discount amortization and loan cost amortization on mortgage indebtedness, as of December 31, 2022 and December 31, 2021, was approximately 3.7% and 3.8% per annum, respectively. The debt bears interest at stated rates ranging from 2.4% to 8.9% per annum and matures on various dates ranging from 2023 to 2041. The debt encumbered a total of 114 and 117 of our Properties as of December 31, 2022 and December 31, 2021, respectively, and the gross carrying value of such Properties was approximately $2,868.3 million and $2,817.5 million, as of December 31, 2022 and December 31, 2021, respectively.

2022 Activity

We repaid $14.2 million of principal on two mortgage loans that were due to mature in 2022, incurring $0.5 million of prepayment penalties. These mortgage loans had a weighted average interest rate of 5.25% per annum and were secured by three RV communities.

We entered into a $200.0 million secured refinancing transaction. The loan is secured by one MH community, has a fixed interest rate of 3.36% per annum and has a maturity date of May 1, 2034. The net proceeds from the transaction were used to repay all debt scheduled to mature in 2022 and to repay amounts outstanding on the Line of Credit ("LOC").

2021 Activity

During the quarter ended March 31, 2021, we entered into a $270.0 million secured financing transaction maturing in 10 years and bearing a fixed interest rate of 2.4% per annum. The loan is secured by two RV communities and one MH community. The net proceeds from the transaction were used to repay $67.0 million of principal on two mortgage loans that were due to mature in 2022, incurring $1.9 million of prepayment penalties, as well as to repay a portion of the outstanding balance on our line of credit. These mortgage loans had a weighted average interest rate of 5.1% per annum and were secured by two RV communities.

2020 Activity

We entered into two secured credit facilities with Fannie Mae, for total gross proceeds of $662.3 million. The average maturity for these credit facilities is 12 years and has a weighted average interest rate of 2.6%. The facilities were secured by 18 MH and four RV communities.

We also repaid $48.1 million of principal on three mortgage loans that were due to mature in 2020 and $166.8 million of principal on secured loans that were due to mature in 2021. The secured loans had a weighted average interest rate of approximately 5.1% per annum and were secured by 21 MH and three RV communities. As part of the repayment of the loans, we incurred early debt retirement costs of $9.0 million.

Third Amended and Restated Unsecured Credit Facility

During the year ended December 31, 2021, we entered into a Third Amended and Restated Credit Agreement (the "Third Amended and Restated Credit Agreement") by and among us, MHC Operating Limited Partnership, Wells Fargo Bank, National Association, as Administrative Agent (the "Administrative Agent") and the other lenders named therein, pursuant to which we have access to a $500.0 million unsecured line of credit (the "LOC") and a $300.0 million senior unsecured term loan (the "Term Loan"). We have the option to increase the borrowing capacity by $200.0 million, subject to certain conditions. The

Note 9—Borrowing Arrangements (continued)

LOC maturity date was extended to April 18, 2025 and this term can be extended two times for additional six month increments, subject to certain conditions. The LOC bears interest at a rate of LIBOR plus 1.25% to 1.65% and requires an annual facility fee of 0.20% to 0.35%. The Term Loan matures on April 17, 2026 and has an interest rate of LIBOR plus 1.40% to 1.95% per annum. For both the LOC and Term Loan, the spread over LIBOR is variable based on leverage throughout the respective loan terms.

The Term Loan proceeds were used to repay the $300.0 million senior unsecured term loan agreement entered into during the first quarter of 2021.

Unsecured Debt

During the year ended December 31, 2022, we entered into a $200.0 million senior unsecured term loan agreement. The maturity date is January 21, 2027, with an interest rate of SOFR plus approximately 1.30% to 1.80%, depending on leverage levels.

The LOC had a balance of $198.0 million and $349.0 million outstanding as of December 31, 2022 and December 31, 2021, respectively. As of December 31, 2022, our LOC had a remaining borrowing capacity of $302.0 million.

Future Maturities of Debt

The following table presents the aggregate scheduled payments of principal on long-term borrowings for each of the next five years and thereafter as of December 31, 2022:

(amounts in thousands)		Amount
2023	$	154,814
2024		74,214
2025		349,820
2026		366,784
2027		269,481
Thereafter		2,200,866
Net unamortized premiums		136
Unamortized deferred financing costs		(28,131)
Total	$	3,387,984

As of December 31, 2022, we were in compliance in all material respects with the covenants in our borrowing arrangements.

Note 10—Derivative Instruments and Hedging Activities

Cash Flow Hedges of Interest Rate Risk

We record all derivatives at fair value. Our objective in utilizing interest rate derivatives is to add stability to our interest expense and to manage our exposure to interest rate movements. To accomplish this objective, we primarily use interest rate swaps as part of our interest rate risk management strategy. Interest rate swaps designated as cash flow hedges involve the receipt of variable amounts from a counterparty in our exchange for making fixed-rate payments over the life of the agreements without exchange of the underlying notional amount.

The changes in the fair value of the designated derivative that qualify as a cash flow hedge are recorded in Accumulated other comprehensive income (loss) on the Consolidated Balance Sheets and subsequently reclassified into earnings on the Consolidated Statements of Income and Comprehensive Income in the period that the hedged forecasted transaction affects earnings.

In connection with our Term Loan, we entered into a three-year LIBOR Swap Agreement (the "2021 Swap") allowing us to trade the variable interest rate associated with our variable rate debt for a fixed interest rate. The 2021 Swap has a notional amount of $300.0 million of outstanding principal with a fixed interest rate of 0.39% per annum and matures on March 25,

Note 10—Derivative Instruments and Hedging Activities (continued)

2024. Based on the leverage as of December 31, 2022, our spread over LIBOR was 1.40% resulting in an estimated all-in interest rate of 1.79% per annum.

Our derivative financial instrument is classified as Level 2 in the fair value hierarchy. The following table presents the fair value of our derivative financial instrument:

		As of December 31,	
(amounts in thousands)	**Balance Sheet Location**	**2022**	**2021**
Interest Rate Swap	Other assets, net	$ 19,119	$ 3,524

The table below presents the effect of our derivative financial instrument on the Consolidated Statements of Income and Comprehensive Income:

Derivatives in Cash Flow Hedging Relationship	Amount of (gain)/loss recognized in OCI on derivative for the year ended December 31,			Location of (gain)/ loss reclassified from accumulated OCI into income	Amount of (gain)/loss reclassified from accumulated OCI into income for the year ended December 31,		
(amounts in thousands)	**2022**	**2021**	**2020**	*(amounts in thousands)*	**2022**	**2021**	**2020**
Interest Rate Swap	$ (19,904)	$ (2,777)	$ 1,561	Interest Expense	$ (4,309)	$ 746	$ 1,941

During the next twelve months, we estimate that $14.8 million will be reclassified as a decrease to interest expense. This estimate may be subject to change as the underlying LIBOR changes. We determined that no adjustment was necessary for non-performance risk on our derivative obligation. As of December 31, 2022, we had not posted any collateral related to the Swap.

Note 11—Deferred Revenue of Membership Upgrade Sales and Deferred Commission Expense

The components of the change in deferred revenue entry of membership subscriptions and deferred commission expense were as follows:

	As of	
(amounts in thousands)	**2022**	**2021**
Deferred revenue - upfront payments from membership upgrade sales as of December 31,	$ 163,957	$ 138,878
Membership upgrade sales current period, gross	34,661	36,270
Revenue recognized from membership upgrade sales upfront payments	(12,958)	(11,191)
Net increase in deferred revenue - upfront payments from membership grade sales	21,703	25,079
Deferred revenue - upfront payments from membership upgrade sales as of December 31, [a]	$ 185,660	$ 163,957
Deferred commission expense as of December 31,	$ 47,349	$ 42,471
Deferred commission expense	7,193	8,657
Commission expense recognized	(4,101)	(3,779)
Net increase in deferred commission expense	3,092	4,878
Deferred commission expense as of December 31,	$ 50,441	$ 47,349

---

[a]   Included in Deferred membership revenue on the Consolidated Balance Sheet.

Note 12—Transactions with Related Parties

We lease office space from Two North Riverside Plaza Joint Venture Limited Partnership, an entity affiliated with Samuel Zell, Chairman of our Board of Directors. Payments made in accordance with the lease agreement to this entity amounted to approximately $1.7 million for both the years ended December 31, 2022 and 2021 and $1.6 million for the year ended December 31, 2020.

Note 13—Equity Incentive Awards

Our 2014 Equity Incentive Plan (the "2014 Plan") was adopted by the Board of Directors on March 11, 2014 and approved by our stockholders on May 13, 2014. Pursuant to the 2014 Plan, our officers, directors, employees and consultants may be awarded restricted stock, options, including non-qualified stock options and incentive stock options and other forms of equity awards subject to conditions and restrictions determined by the Compensation, Nominating and Corporate Governance Committee of our Board of Directors (the "Compensation Committee").

Equity awards under the 2014 Plan are made by the Compensation Committee, who determines the individuals eligible to receive awards, the types of awards and the terms, conditions and restrictions applicable to any award. Grants to directors are determined by the Board of Directors. As of December 31, 2022, 5,231,784 shares remained available for future grants.

Restricted stock and options under the 2014 Plan have a maximum contractual term of ten years from the date of grant and have an exercise price not less than the fair value of the stock on the grant date. Individual grants could have different vesting periods but generally no longer than three and a half years. All restricted stock awards have non-forfeitable rights to dividend payments even if the underlying stock does not entirely vest.

Grants Issued

During the quarter ended March 31, 2022, 79,078 shares of restricted stock were awarded to certain members of our management team. Of these shares, 50% are time-based awards, vesting in equal installments over a three-year period on January 27, 2023, January 26, 2024 and January 31, 2025, respectively, and have a grant date fair value of $3.0 million. The remaining 50% are performance-based awards vesting in equal installments on January 31, 2023, January 26, 2024 and January 31, 2025, respectively, upon meeting performance conditions as established by the Compensation Committee in the year of the vesting period. They are valued using the closing price at the grant date when all the key terms and conditions are known to all parties. The 13,178 shares of restricted stock subject to 2022 performance goals have a grant date fair value of $1.0 million.

During the quarter ended June 30, 2022, we awarded to certain members of our Board of Directors 51,522 shares of restricted stock at a fair value of approximately $4.1 million and options to purchase 7,210 shares of common stock with an exercise price of $79.72. These are time-based awards subject to various vesting dates between October 26, 2022 and April 26, 2025.

Stock-based compensation expense, reported in General and administrative expense on the Consolidated Statements of Income and Comprehensive Income, for the years ended December 31, 2022, 2021 and 2020 was $10.5 million, $10.9 million and $11.5 million, respectively.

Restricted Stock

A summary of our restricted stock activities and related information, is as follows:

	Number of Shares	Weighted Average Grant Date Fair Value Per Share
Balance at December 31, 2019	418,742	$48.32
Shares granted	151,104	$56.07
Shares forfeited/cancelled	—	$—
Shares vested	(221,055)	$47.74
Balance at December 31, 2020	348,791	$53.06
Shares granted	162,955	$50.42
Shares forfeited/cancelled	—	$—
Shares vested	(196,839)	$60.91
Balance at December 31, 2021	314,907	$53.98
Shares granted	130,600	$77.47
Shares forfeited/cancelled	(11,881)	$33.35
Shares vested	(167,244)	$48.99
Balance at December 31, 2022	266,382	$69.24

Compensation expense to be recognized subsequent to December 31, 2022, for restricted stock granted during or prior to 2022 that have not yet vested was $10.0 million, which is expected to be recognized over a weighted average term of 1.75 years.

Note 13—Equity Incentive Awards (continued)

Stock Options

The fair value of stock options granted was estimated on the grant date using the Black-Scholes-Merton model. The following table includes the assumptions made in the valuation:

	2022	2021
Dividend Yield	2.1%	2.1%
Risk-free interest rate	2.8%	1.0%
Expected Life	5.6 years	5.6 years
Expected Volatility	26.5%	26.1%
Weighted Average Grant Date Fair Value Per Share	$18.40	$18.04

There were 7,210 stock options granted during December 31, 2022. No options were forfeited or expired for the years ended December 31, 2022, 2021 and 2020. A summary of our stock option activity and related information, is as follows:

	Shares Subject To Options	Weighted Average Exercise Price Per Share	Weighted Average Outstanding Contractual Life (in years)	Average Intrinsic Value (in millions)
Balance at December 31, 2019	41,500	$40.65	7.3	$1.2
Options issued	16,090	$66.81		
Balance at December 31, 2020	57,590	$47.96	7.2	$0.9
Options issued	16,185	$68.74		
Balance at December 31, 2021	73,775	$52.52	6.9	$2.6
Options issued	7,210	$79.72		
Balance at December 31, 2022	80,985	$54.94	6.19	$1.0
Exercisable at December 31, 2022	71,015	$52.21	5.8	$1.0

Note 14—Long-Term Cash Incentive Plan

2022 LTIP

On February 7, 2022, the Compensation Committee approved a Long-Term Cash Incentive Plan Award (the "2022 LTIP") to provide a long-term cash bonus opportunity to certain members of our management. The 2022 LTIP was approved by the Compensation Committee pursuant to the authority set forth in the Long-Term Cash Incentive Plan approved by our Board of Directors on May 15, 2007. The total cumulative payment for all participants (the "2022 LTIP Eligible Payment") is based upon certain performance conditions being met over a three-year period ending December 31, 2024.

The Compensation Committee has responsibility for administering the 2022 LTIP and may use its reasonable discretion to adjust the performance criteria or the 2022 LTIP Eligible Payment to take into account the impact of any major or unforeseen transaction or event. Our named executive officers are not participants in the 2022 LTIP. The 2022 LTIP Eligible Payment will be paid, at the discretion of the Compensation Committee, in cash upon completion of our annual audit for the 2024 fiscal year and upon satisfaction of the vesting conditions as outlined in the 2022 LTIP. For the year ended December 31, 2022, we accrued compensation expense of approximately $3.1 million.

2019 LTIP

On February 11, 2019, the Compensation Committee approved a Long-Term Cash Incentive Plan Award (the "2019 LTIP") to provide a long-term cash bonus opportunity to certain members of our management. The 2019 LTIP was approved by the Compensation Committee pursuant to the authority set forth in the Long-Term Cash Incentive Plan approved by our Board of Directors on May 15, 2007. The total cumulative payment for all participants (the "2019 LTIP Eligible Payment") was based upon certain performance conditions being met over a three-year period ending December 31, 2021. For the years ended December 31, 2021 and 2020, we accrued compensation expense of approximately $1.6 million and $1.5 million, respectively. The 2019 LTIP Eligible Payment of $4.4 million was paid during the first quarter of 2022.

Note 15—Savings Plan

We maintain a qualified retirement plan under which eligible employees may defer compensation for income tax purposes under Section 401(k) of the Internal Revenue Code (the "401K Plan"). The 401K Plan permits eligible employees and those of any Subsidiary to defer up to 60.0% of their compensation on a pre-tax basis subject to certain limits. In addition, we match 100.0% of their contribution up to the first 3.0% and then 50.0% of the next 2.0% for a maximum potential match of 4.0%. Both employee's and our matching contributions vest immediately.

Our contribution to the 401K Plan was approximately $2.4 million, $2.0 million and $2.9 million for the years ended December 31, 2022, 2021 and 2020, respectively.

Note 16—Commitments and Contingencies

We are involved in various legal and regulatory proceedings ("Proceedings") arising in the ordinary course of business. The Proceedings include, but are not limited to, legal claims made by employees, vendors and customers, and notices, consent decrees, information requests, additional permit requirements and other similar enforcement actions by governmental agencies relating to our utility infrastructure, including water and wastewater treatment plants and other waste treatment facilities and electrical systems. Additionally, in the ordinary course of business, our operations are subject to audit by various taxing authorities. Management believes these Proceedings taken together do not represent a material liability. In addition, to the extent any such Proceedings or audits relate to newly acquired Properties, we consider any potential indemnification obligations of sellers in our favor.

The Operating Partnership operated and managed Westwinds, a 720 site mobilehome community, and Nicholson Plaza, an adjacent shopping center, both located in San Jose, California pursuant to ground leases that expired on August 31, 2022 and did not contain extension options. The master lessor of these ground leases, The Nicholson Family Partnership (together with its predecessor in interest, the "Nicholsons"), expressed a desire to redevelop Westwinds, and in a written communication, they claimed that we were obligated to deliver the property free and clear of any and all subtenancies upon the expiration of the ground leases on August 31, 2022. In connection with any redevelopment, the City of San Jose's conversion ordinance requires, among other things, that the landowner provide relocation, rental and purchase assistance to the impacted residents.

We believe the Nicholsons' demand to be unlawful, and on December 30, 2019, the Operating Partnership, together with certain interested parties, filed a complaint in California Superior Court for Santa Clara County, seeking declaratory relief pursuant to which it requested that the Court determine, among other things, that the Operating Partnership had no obligation to deliver the property free and clear of the mobilehome residents upon the expiration of the ground leases. The Operating Partnership and the interested parties filed an amended complaint on January 29, 2020. The Nicholsons filed a demand for arbitration on January 28, 2020, which they subsequently amended, seeking (i) a declaration that the Operating Partnership, as the "owner and manager" of Westwinds, was "required by the Ground Leases, and State and local law to deliver the Property free of any encumbrances or third-party claims at the expiration of the lease terms," (ii) that the Operating Partnership anticipatorily breached the ground leases by publicly repudiating any such obligation and (iii) that the Operating Partnership was required to indemnify the Nicholsons with respect to the claims brought by the interested parties in the Superior Court proceeding.

On February 3, 2020, the Nicholsons filed a motion in California Superior Court to compel arbitration and to stay the Superior Court litigation, which motion was heard on June 25, 2020. On July 29, 2020, the Superior Court issued a final order denying the Nicholsons' motion to compel arbitration. The Nicholsons filed a notice of appeal on August 7, 2020, which appeal was heard on February 1, 2022. On February 4, 2022, the California Court of Appeal affirmed the Superior Court's order denying the Nicholsons' motion to compel arbitration. On February 22, 2022, the Nicholsons filed a petition for rehearing, which the Court of Appeal denied on March 2, 2022. On March 16, 2022, the Nicholsons filed a petition for review with the California Supreme Court, which the California Supreme Court denied on April 20, 2022. On May 18, 2022, the Nicholsons filed a cross complaint alleging that the Operating Partnership was obligated to deliver Westwinds free and clear of encumbrances and in good condition and repair. The cross complaint asserted that it was no longer feasible for the Operating Partnership to cure its alleged breaches given that the ground leases terminated as of August 31, 2022. The Nicholsons filed a demurrer to our complaint which was denied by the Superior Court.

Note 16—Commitments and Contingencies (continued)

On July 19, 2022, the Nicholsons sent two notices of default to the Operating Partnership, one related to Westwinds and the other related to Nicholson Plaza, the adjacent shopping center. The notices generally assert that the Operating Partnership failed to maintain or repair certain infrastructure and improvements at Westwinds and Nicholson Plaza. The Operating Partnership disputes the contention that it did not maintain Westwinds and Nicholson Plaza in compliance with the terms of the applicable ground leases.

The arbitration that was previously stayed pursuant to an agreement between the Operating Partnership and the Nicholsons was set for a hearing on October 31, 2022 with respect to the Nicholsons' claim that the Operating Partnership was required to indemnify the Nicholsons with respect to the claims brought by the interested parties in the Superior Court proceeding and a claim by the Operating Partnership for recovery of fees incurred in connection with the Nicholsons' failed motion to compel arbitration.

On October 6, 2022, the parties to the Superior Court proceeding as well as the arbitration entered into a binding agreement which was subsequently documented and implemented, pursuant to which, among other things, all claims pending in the Superior Court and in the arbitration were dismissed with prejudice; however, the Nicholsons reserved their rights to pursue their claim that the Operating Partnership failed to maintain or repair certain infrastructure and improvements at Westwinds and Nicholson Plaza. To the extent the Nicholsons pursue such claim, we intend to vigorously defend our interests. The settlement agreement did not have a material impact to our Consolidated Financial Statements.

Note 17—Reportable Segments

Operating segments are defined as components of an entity for which separate financial information is available that is evaluated regularly by the chief operating decision maker ("CODM"). The CODM evaluates and assesses performance on a monthly basis. Segment operating performance is measured on Net Operating Income ("NOI"). NOI is defined as total operating revenues less total operating expenses. Segments are assessed before interest income and depreciation and amortization.

We have identified two reportable segments: (i) Property Operations and (ii) Home Sales and Rentals Operations. The Property Operations segment owns and operates land lease Properties and the Home Sales and Rentals Operations segment purchases, sells and leases homes at the Properties. The distribution of the Properties throughout the United States reflects our belief that geographic diversification helps insulate the total portfolio from regional economic influences.

All revenues are from external customers and there is no customer who contributed 10% or more of our total revenues during the years ended December 31, 2022, 2021 and 2020.

The following tables summarize our segment financial information for the years ended December 31, 2022, 2021 and 2020:

(amounts in thousands)	Year Ended December 31, 2022					
		Property Operations		Home Sales and Rentals Operations		Consolidated
Operations revenues	$	1,291,467	$	139,630	$	1,431,097
Operations expenses		(656,839)		(121,196)		(778,035)
Income from segment operations		634,628		18,434		653,062
Interest income		5,722		1,701		7,423
Depreciation and amortization		(192,302)		(10,060)		(202,362)
Income (loss) from operations	$	448,048	$	10,075	$	458,123
Reconciliation to consolidated net income:						
Corporate interest income						7
Income from other investments, net						8,553
General and administrative						(44,857)
Other expenses						(8,646)
Interest and related amortization						(116,562)
Equity in income of unconsolidated joint ventures						3,363
Early debt retirement						(1,156)
Consolidated net income					$	**298,825**
Total assets	$	**5,228,575**	$	**263,944**	$	**5,492,519**
Capital improvements	$	**227,172**	$	**145,627**	$	**372,799**

Note 17—Reportable Segments (continued)

(amounts in thousands)	Year Ended December 31, 2021		
	Property Operations	Home Sales and Rentals Operations	Consolidated
Operations revenues	$ 1,187,535	$ 117,297	$ 1,304,832
Operations expenses	(594,503)	(105,959)	(700,462)
Income from segment operations	593,032	11,338	604,370
Interest income	5,068	1,918	6,986
Depreciation and amortization	(177,897)	(10,547)	(188,444)
Loss on sale of real estate, net	(59)	—	(59)
Income (loss) from operations	$ 420,144	$ 2,709	$ 422,853
Reconciliation to consolidated net income:			
Corporate interest income			30
Income from other investments, net			4,555
General and administrative			(39,576)
Other expenses			(4,241)
Interest and related amortization			(108,718)
Equity in income of unconsolidated joint ventures			3,881
Early debt retirement			(2,784)
Consolidated net income			**$ 276,000**
Total assets	$ 5,056,991	$ 250,880	$ 5,307,871
Capital improvements	$ 193,895	$ 96,395	$ 290,290

(amounts in thousands)	Year Ended December 31, 2020		
	Property Operations	Home Sales and Rentals Operations	Consolidated
Operations revenues	$ 1,044,098	$ 63,525	$ 1,107,623
Operations expenses	(515,002)	(57,253)	(572,255)
Income from segment operations	529,096	6,272	535,368
Interest income	4,385	2,754	7,139
Depreciation and amortization	(144,235)	(10,896)	(155,131)
Income (loss) from operations	$ 389,246	$ (1,870)	$ 387,376
Reconciliation to consolidated net income:			
Corporate interest income			15
Income from other investments, net			4,026
General and administrative			(39,276)
Other expenses			(2,567)
Interest and related amortization			(102,771)
Equity in income of unconsolidated joint ventures			5,399
Early debt retirement			(10,786)
Consolidated net income			**$ 241,416**
Total assets	$ 4,160,216	$ 258,753	$ 4,418,969
Capital Improvements	$ 157,467	$ 59,615	$ 217,082

Note 17—Reportable Segments (continued)

The following table summarizes our financial information for the Property Operations segment for the years ended December 31, 2022, 2021 and 2020:

		Years Ended December 31,				
(amounts in thousands)		**2022**		**2021**		**2020**
Revenues:						
Rental income	$	1,103,357	$	1,015,879	$	907,305
Annual membership subscriptions		63,215		58,251		53,085
Membership upgrade sales current period, gross		34,661		36,270		21,739
Membership upgrade sales upfront payments, deferred, net		(21,703)		(25,079)		(12,062)
Other income		56,144		50,298		46,008
Gross revenues from ancillary services		55,793		51,916		28,023
Total property operations revenues		1,291,467		1,187,535		1,044,098
Expenses:						
Property operating and maintenance		437,764		393,256		348,394
Real estate taxes		74,145		72,671		66,120
Sales and marketing, gross		23,513		23,743		17,332
Membership sales commissions, deferred, net		(3,196)		(5,075)		(1,660)
Cost of ancillary services		28,969		25,529		12,920
Ancillary operating expenses		21,561		18,400		13,929
Property management		74,083		65,979		57,967
Total property operations expenses		656,839		594,503		515,002
Income from property operations segment	$	**634,628**	$	**593,032**	$	**529,096**

The following table summarizes our financial information for the Home Sales and Rentals Operations segment for the years ended December 31, 2022, 2021 and 2020:

		Years Ended December 31,				
(amounts in thousands)		**2022**		**2021**		**2020**
Revenues:						
Rental income [1]	$	15,244	$	16,696	$	16,438
Gross revenue from home sales and brokered resales		124,386		100,601		47,087
Total revenues		139,630		117,297		63,525
Expenses:						
Cost of home sales and brokered resales		110,043		95,094		46,735
Home selling expenses		5,760		5,138		4,572
Rental home operating and maintenance		5,393		5,727		5,946
Total expenses		121,196		105,959		57,253
Income from home sales and rentals operations segment	$	**18,434**	$	**11,338**	$	**6,272**

---

[1] Rental income within Home Sales and Rentals Operations does not include base rent related to the rental home Sites. Base rent is included within property operations.

Note 18—Subsequent Events

Equity Incentive Awards

On February 6, 2023, the Compensation Committee approved the 2023 Restricted Stock Award Program for certain members of our management team pursuant to the authority set forth in the 2014 Plan. As a result, we awarded 82,884 shares of restricted stock. Of these shares, 50% are time-based awards, vesting in equal installments over a three-year period on January 30, 2024, February 4, 2025 and February 3, 2026, respectively, and have a grant date fair value of $3.0 million. The remaining 50% are performance-based awards vesting in equal installments on January 30, 2024, February 4, 2025 and February 3, 2026,

Note 18—Subsequent Events (continued)

respectively, upon meeting performance conditions to be established by the Compensation Committee in the year of the vesting period. They are valued using the closing price at the grant date when all the key terms and conditions are known to all parties. The 13,812 shares of restricted stock subject to 2023 performance goals have a grant date fair value of $1.0 million.

Dividend

On January 26, 2023, our Board of Directors approved setting the annual dividend rate for 2023 at $1.79 per share of common stock, an increase of $0.15 over the current $1.64 per share of common stock for 2022. Our Board of Directors, in its sole discretion, will determine the amount of each quarterly dividend in advance of payment.

Schedule III
Equity LifeStyle Properties, Inc.
Real Estate and Accumulated Depreciation

Real Estate [1]	Location		Encumbrances	Initial Cost to ELS Land	Initial Cost to ELS Depreciable Property	Costs Capitalized Subsequent to Acquisition (Improvements) Land	Costs Capitalized Subsequent to Acquisition (Improvements) Depreciable Property	Gross Amount Carried at 12/31/22 Land	Gross Amount Carried at 12/31/22 Depreciable Property	Total [3]	Accumulated Depreciation	Date of Acquisition
Properties Held for Long Term												
Hidden Cove	Arley	AL	$ —	$ 212	$ 610	$ —	$ 2,073	$ 212	$ 2,683	$ 2,895	$ (622)	2006
Apache East	Apache Junction	AZ	(4,687)	2,236	4,181	—	263	2,236	4,444	6,680	(1,868)	2011
Countryside RV	Apache Junction	AZ	(7,631)	2,056	6,241	—	1,845	2,056	8,086	10,142	(5,176)	2002
Denali Park	Apache Junction	AZ	—	2,394	4,016	—	690	2,394	4,706	7,100	(1,806)	2011
Dolce Vita	Apache Junction	AZ	(43,127)	52,803	37,245	—	2,015	52,803	39,260	92,063	(6,523)	2020
Golden Sun RV	Apache Junction	AZ	(5,418)	1,678	5,049	—	1,563	1,678	6,612	8,290	(3,806)	2002
Meridian RV Resort	Apache Junction	AZ	—	6,445	5,292	—	521	6,445	5,813	12,258	(1,001)	2020
Valley Vista	Benson	AZ	—	115	429	—	336	115	765	880	(280)	2010
Casita Verde	Casa Grande	AZ	—	719	2,179	—	410	719	2,589	3,308	(1,310)	2006
Fiesta Grande	Casa Grande	AZ	—	2,869	8,653	—	1,878	2,869	10,531	13,400	(5,281)	2006
Foothills West	Casa Grande	AZ	—	747	2,261	—	747	747	3,008	3,755	(1,533)	2006
Sunshine Valley	Chandler	AZ	(24,556)	9,139	12,912	—	989	9,139	13,901	23,040	(5,628)	2011
Verde Valley	Cottonwood	AZ	—	1,437	3,390	19	7,786	1,456	11,176	12,632	(3,648)	2004
Casa del Sol East II	Glendale	AZ	—	2,103	6,283	—	3,789	2,103	10,072	12,175	(6,045)	1996
Casa del Sol East III	Glendale	AZ	—	2,450	7,452	—	1,490	2,450	8,942	11,392	(6,734)	1998
Palm Shadows	Glendale	AZ	—	1,400	4,218	—	1,991	1,400	6,209	7,609	(5,174)	1993
Hacienda De Valencia	Mesa	AZ	(17,893)	833	2,701	—	5,865	833	8,566	9,399	(6,153)	1984
Mesa Spirit	Mesa	AZ	(14,361)	17,382	25,238	192	984	17,574	26,222	43,796	(7,454)	2014
Monte Vista Resort	Mesa	AZ	(63,545)	11,402	34,355	—	37,587	11,402	71,942	83,344	(28,053)	2004
Seyenna Vistas	Mesa	AZ	—	1,360	4,660	(87)	3,993	1,273	8,653	9,926	(6,511)	1994
The Highlands at Brentwood	Mesa	AZ	(11,212)	1,997	6,024	—	2,718	1,997	8,742	10,739	(7,430)	1993
ViewPoint RV & Golf Resort	Mesa	AZ	(149,374)	24,890	56,340	15	27,952	24,905	84,292	109,197	(43,360)	2004
Apollo Village	Peoria	AZ	—	932	3,219	—	1,924	932	5,143	6,075	(4,174)	1994
Casa del Sol West	Peoria	AZ	—	2,215	6,467	—	3,225	2,215	9,692	11,907	(6,109)	1996
Carefree Manor	Phoenix	AZ	—	706	3,040	—	1,394	706	4,434	5,140	(3,153)	1998
Central Park	Phoenix	AZ	(9,952)	1,612	3,784	—	2,527	1,612	6,311	7,923	(5,012)	1983
Desert Skies	Phoenix	AZ	(4,159)	792	3,126	—	1,157	792	4,283	5,075	(3,165)	1998
Sunrise Heights	Phoenix	AZ	(5,095)	1,000	3,016	—	2,298	1,000	5,314	6,314	(3,977)	1994
Whispering Palms	Phoenix	AZ	—	670	2,141	—	651	670	2,792	3,462	(2,086)	1998
Desert Vista	Salome	AZ	—	66	268	—	401	66	669	735	(256)	2010
Sedona Shadows	Sedona	AZ	—	1,096	3,431	—	3,791	1,096	7,222	8,318	(4,037)	1997
Venture In	Show Low	AZ	(8,679)	2,050	6,188	—	958	2,050	7,146	9,196	(3,801)	2006
Paradise	Sun City	AZ	(36,120)	6,414	19,263	11	3,794	6,425	23,057	29,482	(14,122)	2004
The Meadows AZ	Tempe	AZ	(14,820)	2,613	7,887	—	5,298	2,613	13,185	15,798	(10,348)	1994

Schedule III
Equity LifeStyle Properties, Inc.
Real Estate and Accumulated Depreciation

				Initial Cost to ELS		Costs Capitalized Subsequent to Acquisition (Improvements)		Gross Amount Carried at 12/31/22				
Real Estate [1]	Location		Encumbrances	Land	Depreciable Property	Land	Depreciable Property	Land	Depreciable Property	Total [3]	Accumulated Depreciation	Date of Acquisition
Fairview Manor	Tucson	AZ	—	1,674	4,708	—	3,000	1,674	7,708	9,382	(5,496)	1998
Voyager	Tucson	AZ	(39,078)	19,281	63,886	—	1,337	19,281	65,223	84,504	(8,812)	2021
Westpark	Wickenburg	AZ	(8,033)	4,495	10,517	—	5,463	4,495	15,980	20,475	(5,014)	2011
Araby Acres	Yuma	AZ	—	1,440	4,345	—	1,348	1,440	5,693	7,133	(3,322)	2003
Cactus Gardens	Yuma	AZ	(5,786)	1,992	5,984	—	824	1,992	6,808	8,800	(3,978)	2004
Capri	Yuma	AZ	—	1,595	4,774	—	581	1,595	5,355	6,950	(2,823)	2006
Desert Paradise	Yuma	AZ	—	666	2,011	—	505	666	2,516	3,182	(1,487)	2004
Foothill Village	Yuma	AZ	—	459	1,402	—	710	459	2,112	2,571	(1,088)	2003
Mesa Verde RV	Yuma	AZ	(4,124)	1,387	4,148	—	1,054	1,387	5,202	6,589	(2,577)	2007
Suni Sands	Yuma	AZ	—	1,249	3,759	—	811	1,249	4,570	5,819	(2,690)	2004
Cultus Lake	Lindell Beach	BC	—	410	968	6	637	416	1,605	2,021	(1,011)	2004
Soledad Canyon	Acton	CA	—	2,933	6,917	39	16,225	2,972	23,142	26,114	(7,046)	2004
Los Ranchos	Apple Valley	CA	—	8,336	15,774	—	4,271	8,336	20,045	28,381	(6,977)	2011
Monte del Lago	Castroville	CA	(34,494)	3,150	9,469	—	5,987	3,150	15,456	18,606	(10,406)	1997
Date Palm Country Club	Cathedral City	CA	—	—	18,179	—	10,044	—	28,223	28,223	(22,908)	1994
Palm Springs Oasis RV Resort	Cathedral City	CA	—	—	216	—	1,088	—	1,304	1,304	(587)	1994
Colony Park	Ceres	CA	(7,585)	890	2,837	—	1,856	890	4,693	5,583	(3,152)	1998
Russian River	Cloverdale	CA	—	368	868	5	820	373	1,688	2,061	(780)	2004
Oakzanita Springs	Descanso	CA	—	396	934	5	3,187	401	4,121	4,522	(1,449)	2004
Rancho Mesa	El Cajon	CA	—	2,130	6,389	—	2,422	2,130	8,811	10,941	(6,008)	1998
Rancho Valley	El Cajon	CA	(18,344)	685	1,902	—	2,520	685	4,422	5,107	(3,065)	1983
Snowflower	Emigrant Gap	CA	—	308	727	4	2,232	312	2,959	3,271	(1,156)	2004
Four Seasons	Fresno	CA	—	756	2,348	—	3,237	756	5,585	6,341	(2,716)	1997
Yosemite Lakes	Groveland	CA	—	2,045	4,823	27	10,695	2,072	15,518	17,590	(4,900)	2004
Royal Holiday	Hemet	CA	—	778	2,643	—	7,047	778	9,690	10,468	(3,965)	1999
Idyllwild	Idyllwild-Pine Cove	CA	—	313	737	4	2,710	317	3,447	3,764	(1,289)	2004
Pio Pico	Jamul	CA	—	2,626	6,194	35	7,524	2,661	13,718	16,379	(5,584)	2004
Tahoe Valley	Lake Tahoe	CA	—	—	5,428	—	2,265	—	7,693	7,693	(4,214)	2004
Sea Oaks	Los Osos	CA	—	871	2,703	—	1,983	871	4,686	5,557	(2,835)	1997
Ponderosa Resort	Lotus	CA	—	900	2,100	—	3,325	900	5,425	6,325	(1,961)	2006
Turtle Beach	Manteca	CA	—	268	633	4	1,629	272	2,262	2,534	(755)	2004
Marina Dunes RV Resort	Marina	CA	—	20,379	8,204	—	607	20,379	8,811	29,190	(694)	2020
Wilderness Lakes	Menifee	CA	—	2,157	5,088	29	3,833	2,186	8,921	11,107	(4,255)	2004
Coralwood	Modesto	CA	—	—	5,047	—	1,818	—	6,865	6,865	(4,965)	1997
Morgan Hill	Morgan Hill	CA	—	1,856	4,378	980	7,716	2,836	12,094	14,930	(3,949)	2004

Schedule III
Equity LifeStyle Properties, Inc.
Real Estate and Accumulated Depreciation

				Initial Cost to ELS		Costs Capitalized Subsequent to Acquisition (Improvements)		Gross Amount Carried at 12/31/22				
Real Estate [1]	Location		Encumbrances	Land	Depreciable Property	Land	Depreciable Property	Land	Depreciable Property	Total [3]	Accumulated Depreciation	Date of Acquisition
Lake Minden	Nicolaus	CA	—	961	2,267	13	2,039	974	4,306	5,280	(2,242)	2004
Pacific Dunes Ranch	Oceana	CA	—	1,940	5,632	—	2,181	1,940	7,813	9,753	(4,065)	2004
Oceanside RV	Oceanside	CA	—	27,781	16,596	—	55	27,781	16,651	44,432	(1,032)	2022
Lake of the Springs	Oregon House	CA	—	1,062	2,504	14	3,079	1,076	5,583	6,659	(2,429)	2004
Concord Cascade	Pacheco	CA	—	985	3,016	—	4,565	985	7,581	8,566	(4,867)	1983
San Francisco RV	Pacifica	CA	—	1,660	4,973	—	3,509	1,660	8,482	10,142	(5,108)	2005
San Benito	Paicines	CA	—	1,411	3,328	19	4,368	1,430	7,696	9,126	(3,236)	2004
Palm Springs	Palm Desert	CA	—	1,811	4,271	24	3,450	1,835	7,721	9,556	(3,483)	2004
Las Palmas Estates	Rialto	CA	—	1,295	3,866	—	1,305	1,295	5,171	6,466	(2,855)	2004
Parque La Quinta	Rialto	CA	—	1,799	5,450	—	1,310	1,799	6,760	8,559	(3,782)	2004
Quail Meadows	Riverbank	CA	—	1,155	3,469	—	1,251	1,155	4,720	5,875	(3,376)	1998
California Hawaiian	San Jose	CA	(31,832)	5,825	17,755	—	5,850	5,825	23,605	29,430	(17,935)	1997
Nicholson Plaza	San Jose	CA	—	—	4,512	—	(4,512)	—	—	—	—	1997
Sunshadow	San Jose	CA	—	12,334	5,707	8	1,478	12,342	7,185	19,527	(5,328)	1997
Village of the Four Seasons	San Jose	CA	(18,292)	5,229	15,714	—	2,263	5,229	17,977	23,206	(10,496)	2004
Westwinds (4 properties)	San Jose	CA	—	—	17,616	—	(17,616)	—	—	—	—	1997
Laguna Lake	San Luis Obispo	CA	(18,742)	2,845	6,520	—	3,428	2,845	9,948	12,793	(6,221)	1998
Contempo Marin	San Rafael	CA	(35,426)	4,787	16,379	—	4,773	4,787	21,152	25,939	(18,369)	1994
Rancho Oso	Santa Barbara	CA	—	860	2,029	12	4,366	872	6,395	7,267	(2,132)	2004
De Anza Santa Cruz	Santa Cruz	CA	(46,088)	2,103	7,201	—	6,341	2,103	13,542	15,645	(9,150)	1994
Meadowbrook	Santee	CA	(21,045)	4,345	12,528	—	3,712	4,345	16,240	20,585	(12,092)	1998
Santa Cruz Ranch	Scotts Valley	CA	—	1,595	3,937	—	1,099	1,595	5,036	6,631	(2,284)	2007
Lamplighter Village	Spring Valley	CA	(31,855)	633	2,201	—	2,810	633	5,011	5,644	(3,474)	1983
Santiago Estates	Sylmar	CA	(21,119)	3,562	10,767	—	5,037	3,562	15,804	19,366	(10,332)	1998
Royal Oaks	Visalia	CA	—	602	1,921	—	2,589	602	4,510	5,112	(2,347)	1997
Pilot Knob RV Resort	Winterhaven	CA	—	581	1,151	—	374	581	1,525	2,106	(124)	2022
Hillcrest Village CO	Aurora	CO	(37,274)	1,912	5,202	289	9,145	2,201	14,347	16,548	(8,486)	1983
Cimarron Village	Broomfield	CO	(29,838)	863	2,790	—	2,080	863	4,870	5,733	(3,714)	1983
Holiday Village CO	Colorado Springs	CO	(19,712)	567	1,759	—	3,284	567	5,043	5,610	(3,073)	1983
Bear Creek Village	Denver	CO	(5,512)	1,100	3,359	—	1,369	1,100	4,728	5,828	(3,213)	1998
Holiday Hills Village	Denver	CO	(56,693)	2,159	7,780	—	10,224	2,159	18,004	20,163	(12,707)	1983
Golden Terrace	Golden	CO	—	826	2,415	—	4,037	826	6,452	7,278	(3,959)	1983
Golden Terrace South	Golden	CO	—	750	2,265	—	1,120	750	3,385	4,135	(2,515)	1997
Golden Terrace West	Golden	CO	—	1,694	5,065	—	7,735	1,694	12,800	14,494	(7,283)	1986
Blue Mesa Recreational Ranch	Gunnison	CO	—	5,126	8,217	—	67	5,126	8,284	13,410	(1,102)	2022

Schedule III
Equity LifeStyle Properties, Inc.
Real Estate and Accumulated Depreciation

				Initial Cost to ELS		Costs Capitalized Subsequent to Acquisition (Improvements)		Gross Amount Carried at 12/31/22				
Real Estate [1]	Location		Encumbrances	Land	Depreciable Property	Land	Depreciable Property	Land	Depreciable Property	Total [3]	Accumulated Depreciation	Date of Acquisition
Pueblo Grande	Pueblo	CO	—	241	1,069	—	5,466	241	6,535	6,776	(2,105)	1983
Woodland Hills	Thornton	CO	(32,457)	1,928	4,408	—	4,597	1,928	9,005	10,933	(7,011)	1994
Stonegate Manor	North Windham	CT	—	6,011	12,336	—	591	6,011	12,927	18,938	(5,423)	2011
Waterford Estates	Bear	DE	(37,397)	5,250	16,202	—	3,887	5,250	20,089	25,339	(10,152)	1996
McNicol Place	Lewes	DE	—	562	1,710	—	275	562	1,985	2,547	(1,550)	1998
Whispering Pines	Lewes	DE	—	1,536	4,609	—	2,672	1,536	7,281	8,817	(5,924)	1988
Mariner's Cove	Millsboro	DE	(18,127)	990	2,971	—	10,378	990	13,349	14,339	(7,848)	1987
Sweetbriar	Millsboro	DE	—	498	1,527	—	1,103	498	2,630	3,128	(1,758)	1998
Aspen Meadows	Rehoboth	DE	(10,850)	1,148	3,460	—	1,007	1,148	4,467	5,615	(3,333)	1998
Camelot Meadows	Rehoboth	DE	—	527	2,058	1,251	4,941	1,778	6,999	8,777	(5,258)	1998
Riverside RV Resort	Arcadia	FL	—	8,400	11,905	11,085	3,599	19,485	15,504	34,989	(5,103)	2016
Toby’s RV Resort	Arcadia	FL	—	1,093	3,280	—	812	1,093	4,092	5,185	(2,385)	2003
Aventura Marina	Aventura	FL	—	813	811	—	7	813	818	1,631	(120)	2019
Hi-Lift Marina	Aventure	FL	—	21,444	4,178	—	1,610	21,444	5,788	27,232	(796)	2021
Sunshine Key	Big Pine Key	FL	—	5,273	15,822	—	17,121	5,273	32,943	38,216	(13,708)	2004
Windmill Manor	Bradenton	FL	(10,524)	2,153	6,125	—	2,695	2,153	8,820	10,973	(6,429)	1998
Winter Quarters Manatee	Bradenton	FL	—	2,300	6,903	—	1,872	2,300	8,775	11,075	(5,008)	2004
Clover Leaf Farms	Brooksville	FL	(31,011)	13,684	24,106	—	8,097	13,684	32,203	45,887	(11,093)	2011
Clover Leaf Forest	Brooksville	FL	—	1,092	2,178	—	617	1,092	2,795	3,887	(972)	2011
Resort at Tranquility Lake	Cape Coral	FL	—	12,572	—	24	21,348	12,596	21,348	33,944	(507)	2020
Palm Harbour Marina	Cape Haze	FL	—	13,228	6,310	—	(955)	13,228	5,355	18,583	(682)	2021
Glen Ellen	Clearwater	FL	—	619	1,882	—	553	619	2,435	3,054	(1,471)	2002
Hillcrest FL	Clearwater	FL	—	1,278	3,928	—	3,804	1,278	7,732	9,010	(4,316)	1998
Holiday Ranch	Clearwater	FL	—	925	2,866	—	780	925	3,646	4,571	(2,757)	1998
Serendipity	Clearwater	FL	(16,336)	18,944	11,782	—	2,330	18,944	14,112	33,056	(4,593)	2018
Shady Lane Oaks	Clearwater	FL	—	4,984	8,482	—	780	4,984	9,262	14,246	(3,846)	2011
Shady Lane Village	Clearwater	FL	—	3,102	5,480	—	426	3,102	5,906	9,008	(2,484)	2011
Silk Oak Lodge	Clearwater	FL	—	1,649	5,028	—	739	1,649	5,767	7,416	(3,581)	2002
Clerbrook Golf & RV Resort	Clermont	FL	—	3,883	11,700	—	4,624	3,883	16,324	20,207	(7,738)	2006
Lake Magic	Clermont	FL	—	1,595	4,793	—	1,800	1,595	6,593	8,188	(3,654)	2004
Orange Lake	Clermont	FL	—	4,303	6,815	—	1,603	4,303	8,418	12,721	(3,225)	2011
Orlando	Clermont	FL	—	2,975	7,017	40	24,925	3,015	31,942	34,957	(7,777)	2004
Cortez Village Marina	Cortez	FL	—	17,936		—	32	17,936	3,988	21,924	(691)	2021
Crystal Isles	Crystal River	FL	—	926	2,787	10	3,949	936	6,736	7,672	(3,031)	2004
Cheron Village	Davie	FL	—	10,393	6,217	—	371	10,393	6,588	16,981	(3,025)	2011

Schedule III
Equity LifeStyle Properties, Inc.
Real Estate and Accumulated Depreciation

				Initial Cost to ELS		Costs Capitalized Subsequent to Acquisition (Improvements)		Gross Amount Carried at 12/31/22				
Real Estate [1]	Location		Encumbrances	Land	Depreciable Property	Land	Depreciable Property	Land	Depreciable Property	Total [3]	Accumulated Depreciation	Date of Acquisition
Carriage Cove	Daytona Beach	FL	(15,070)	2,914	8,682	—	2,994	2,914	11,676	14,590	(8,429)	1998
Daytona Beach Marina	Daytona Beach	FL	—	1,962	9,034	—	34	1,962	9,068	11,030	(1,274)	2019
Lake Haven	Dunedin	FL	(12,648)	1,135	4,047	—	4,431	1,135	8,478	9,613	(6,514)	1983
Marker 1 Marina	Dunedin	FL	—	21,685	15,758	—	189	21,685	15,947	37,632	(1,963)	2020
Coquina Crossing	Elkton	FL	(26,171)	5,274	5,545	—	20,887	5,274	26,432	31,706	(15,585)	1999
Colony Cove	Ellenton	FL	(89,976)	28,660	92,457	38,094	37,950	66,754	130,407	197,161	(43,662)	2011
Ridgewood Estates	Ellenton	FL	—	8,769	8,791	—	1,060	8,769	9,851	18,620	(3,989)	2011
Haselton Village	Eustis	FL	—	3,800	8,955	—	1,150	3,800	10,105	13,905	(3,930)	2011
Southern Palms RV	Eustis	FL	—	2,169	5,884	—	5,054	2,169	10,938	13,107	(7,486)	1998
Bulow Plantation	Flagler Beach	FL	—	3,637	949	—	7,661	3,637	8,610	12,247	(5,836)	1994
Bulow RV	Flagler Beach	FL	—	—	228	—	2,583	—	2,811	2,811	(1,218)	1994
Carefree Cove	Fort Lauderdale	FL	—	1,741	5,170	—	1,091	1,741	6,261	8,002	(3,644)	2004
Everglades Lakes	Fort Lauderdale	FL	—	53,850	18,797	—	3,268	53,850	22,065	75,915	(4,170)	2018
Park City West	Fort Lauderdale	FL	—	4,184	12,561	—	1,762	4,184	14,323	18,507	(8,561)	2004
Sunshine Holiday MH	Fort Lauderdale	FL	(9,193)	3,099	9,286	—	2,401	3,099	11,687	14,786	(6,454)	2004
Crystal Lakes-Fort Myers	Fort Myers	FL	—	1,047	—	1,754	1,344	2,801	1,344	4,145	(85)	2018
Fish Tale Marina	Fort Myers	FL	—	24,027	5,555	—	(1,065)	24,027	4,490	28,517	(822)	2021
Fort Myers Beach	Fort Myers	FL	—	1,188	3,548	849	3,843	2,037	7,391	9,428	(2,761)	2004
Gulf Air	Fort Myers Beach	FL	(5,768)	1,609	4,746	—	1,765	1,609	6,511	8,120	(3,392)	2004
Lakeside Terrace	Fruitland Park	FL	—	3,275	7,165	—	881	3,275	8,046	11,321	(3,217)	2011
Grand Island Resort	Grand Island	FL	—	1,723	5,208	125	6,952	1,848	12,160	14,008	(6,810)	2001
Holiday Travel Park	Holiday	FL	—	9,240	13,284	—	1,877	9,240	15,161	24,401	(5,095)	2018
Hollywood Marina	Hollywood	FL	—	14,638	4,065	—	844	14,638	4,909	19,547	(778)	2019
South Miami Marina	Homestead	FL	—	—	13,144	—	347	—	13,491	13,491	(1,818)	2019
Barrington Hills	Hudson	FL	(4,128)	1,145	3,437	—	1,791	1,145	5,228	6,373	(2,719)	2004
Jupiter Marina	Jupiter	FL	—	5,090	4,842	—	1,230	5,090	6,072	11,162	(1,136)	2019
Sherwood Forest - MHP	Kissimmee	FL	—	4,852	14,596	—	8,848	4,852	23,444	28,296	(16,525)	1998
Sherwood Forest RV	Kissimmee	FL	—	2,870	3,621	568	4,790	3,438	8,411	11,849	(5,299)	1998
Tropical Palms	Kissimmee	FL	—	5,677	17,116	—	17,929	5,677	35,045	40,722	(17,212)	2004
Lake Worth Village	Lake Worth	FL	(1,023)	14,959	24,501	—	5,141	14,959	29,642	44,601	(11,544)	2011
Beacon Hill Colony	Lakeland	FL	—	3,775	6,405	—	671	3,775	7,076	10,851	(2,773)	2011
Beacon Terrace	Lakeland	FL	(8,904)	5,372	9,153	216	933	5,588	10,086	15,674	(4,070)	2011
Kings & Queens	Lakeland	FL	—	1,696	3,064	—	450	1,696	3,514	5,210	(1,400)	2011
Lakeland Harbor	Lakeland	FL	(31,261)	10,446	17,376	—	1,051	10,446	18,427	28,873	(7,502)	2011
Lakeland Junction	Lakeland	FL	(3,161)	3,018	4,752	—	434	3,018	5,186	8,204	(2,121)	2011

Schedule III
Equity LifeStyle Properties, Inc.
Real Estate and Accumulated Depreciation

Real Estate [1]	Location		Encumbrances	Initial Cost to ELS		Costs Capitalized Subsequent to Acquisition (Improvements)		Gross Amount Carried at 12/31/22			Accumulated Depreciation	Date of Acquisition
				Land	Depreciable Property	Land	Depreciable Property	Land	Depreciable Property	Total [3]		
Lantana Marina	Lantana	FL	—	8,276	5,108	—	(289)	8,276	4,819	13,095	(1,014)	2019
Maralago Cay	Lantana	FL	(37,549)	5,325	15,420	—	7,347	5,325	22,767	28,092	(16,870)	1997
South Lantana Marina	Lantana	FL	—	2,345	1,894	—	462	2,345	2,356	4,701	(492)	2019
Down Yonder	Largo	FL	—	2,652	7,981	—	1,665	2,652	9,646	12,298	(6,040)	1998
East Bay Oaks	Largo	FL	(8,425)	1,240	3,322	—	2,067	1,240	5,389	6,629	(4,332)	1983
Eldorado Village	Largo	FL	(5,630)	778	2,341	—	2,214	778	4,555	5,333	(3,245)	1983
Paradise Park - Largo	Largo	FL	(5,229)	3,523	4,026	—	716	3,523	4,742	8,265	(1,662)	2017
Shangri-La Mobile Home Park	Largo	FL	—	1,722	5,200	—	490	1,722	5,690	7,412	(3,460)	2004
Vacation Village	Largo	FL	(4,241)	1,315	3,946	—	1,072	1,315	5,018	6,333	(2,866)	2004
Whispering Pines - Largo	Largo	FL	—	8,218	14,054	—	1,928	8,218	15,982	24,200	(6,262)	2011
Coachwood Colony	Leesburg	FL	—	1,602	4,822	—	1,652	1,602	6,474	8,076	(3,458)	2004
Mid-Florida Lakes	Leesburg	FL	(57,630)	5,997	20,635	—	16,459	5,997	37,094	43,091	(27,083)	1994
Fiesta Key	Long Key	FL	—	16,611	7,338	—	19,388	16,611	26,726	43,337	(4,929)	2013
Winter Quarters Pasco	Lutz	FL	(3,619)	1,494	4,484	—	2,201	1,494	6,685	8,179	(3,399)	2004
Coral Cay Plantation	Margate	FL	(77,907)	5,890	20,211	—	9,719	5,890	29,930	35,820	(24,968)	1994
Lakewood Village	Melbourne	FL	—	1,862	5,627	—	3,196	1,862	8,823	10,685	(6,811)	1994
Miami Everglades	Miami	FL	—	5,362	6,238	—	1,601	5,362	7,839	13,201	(3,061)	2015
Southernaire	Mt. Dora	FL	—	796	2,395	—	640	796	3,035	3,831	(1,661)	2004
Country Place [2]	New Port Richey	FL	(17,205)	663	—	18	8,614	681	8,614	9,295	(6,941)	1986
Hacienda Village	New Port Richey	FL	(14,916)	4,297	13,088	—	4,620	4,297	17,708	22,005	(10,434)	2002
Harbor View Mobile Manor	New Port Richey	FL	(16,198)	4,030	12,146	—	3,080	4,030	15,226	19,256	(8,695)	2002
Bay Lake Estates	Nokomis	FL	(10,200)	990	3,390	—	2,908	990	6,298	7,288	(4,573)	1994
Lake Village	Nokomis	FL	(14,073)	15,850	18,099	10,408	2,626	26,258	20,725	46,983	(7,804)	2011
Royal Coachman	Nokomis	FL	—	5,321	15,978	—	2,252	5,321	18,230	23,551	(11,098)	2004
Buccaneer Estates	North Fort Myers	FL	—	4,207	14,410	—	10,100	4,207	24,510	28,717	(16,367)	1994
Island Vista Estates	North Fort Myers	FL	—	5,004	15,066	—	6,305	5,004	21,371	26,375	(9,221)	2006
Lake Fairways	North Fort Myers	FL	(34,487)	6,075	18,134	35	5,108	6,110	23,242	29,352	(19,380)	1994
Pine Lakes	North Fort Myers	FL	—	6,306	14,579	24,939	10,517	31,245	25,096	56,341	(20,169)	1994
Pioneer Village	North Fort Myers	FL	(12,554)	4,116	12,353	—	3,844	4,116	16,197	20,313	(9,271)	2004
Sunseekers RV Resort	North Fort Myers	FL	—	4,224	2,299	—	2,092	4,224	4,391	8,615	(1,284)	2018
The Heritage	North Fort Myers	FL	—	1,438	4,371	346	6,396	1,784	10,767	12,551	(7,728)	1993
Windmill Village - N. Ft. Myers	North Fort Myers	FL	—	1,417	5,440	—	5,299	1,417	10,739	12,156	(7,564)	1983
Foxwood Farms	Ocala	FL	—	3,853	7,967	—	2,896	3,853	10,863	14,716	(3,972)	2011
Oak Bend	Ocala	FL	—	850	2,572	—	8,212	850	10,784	11,634	(3,977)	1993
Villas at Spanish Oaks	Ocala	FL	—	2,250	6,922	—	3,523	2,250	10,445	12,695	(8,213)	1993

Schedule III
Equity LifeStyle Properties, Inc.
Real Estate and Accumulated Depreciation

Real Estate [1]	Location		Encumbrances	Initial Cost to ELS		Costs Capitalized Subsequent to Acquisition (Improvements)		Gross Amount Carried at 12/31/22			Accumulated Depreciation	Date of Acquisition
				Land	Depreciable Property	Land	Depreciable Property	Land	Depreciable Property	Total [3]		
Silver Dollar Golf & Trap Club Resort	Odessa	FL	—	4,107	12,431	7,158	4,485	11,265	16,916	28,181	(9,615)	2004
Okeechobee RV Resort	Okeechobee	FL	—	14,897	27,337	—	1,215	14,897	28,552	43,449	(4,811)	2021
Audubon Village - Florida	Orlando	FL	—	4,622	7,200	—	1,087	4,622	8,287	12,909	(3,278)	2011
Hidden Valley	Orlando	FL	—	11,398	12,861	—	1,477	11,398	14,338	25,736	(5,760)	2011
Starlight Ranch	Orlando	FL	(29,504)	13,543	20,388	—	4,419	13,543	24,807	38,350	(9,641)	2011
Holiday Village, Ormond Beach	Ormond Beach	FL	—	2,610	7,837	—	2,352	2,610	10,189	12,799	(5,786)	2002
Sunshine Holiday-Daytona North	Ormond Beach	FL	—	2,001	6,004	—	1,794	2,001	7,798	9,799	(4,428)	2004
Palm Beach Gardens Marina	Palm Beach	FL	—	15,734	4,938	—	261	15,734	5,199	20,933	(948)	2019
The Meadows, FL	Palm Beach Gardens	FL	(36,392)	3,229	9,870	—	7,574	3,229	17,444	20,673	(11,026)	1999
Terra Ceia	Palmetto	FL	—	965	2,905	1,833	9,791	2,798	12,696	15,494	(2,183)	2004
Lakes at Countrywood	Plant City	FL	—	2,377	7,085	—	4,593	2,377	11,678	14,055	(6,654)	2001
Meadows at Countrywood	Plant City	FL	—	4,514	13,175	75	12,968	4,589	26,143	30,732	(17,208)	1998
Oaks at Countrywood	Plant City	FL	—	846	2,513	(75)	2,444	771	4,957	5,728	(2,930)	1998
Breezy Hill	Pompano Beach	FL	(16,851)	5,424	16,555	—	3,295	5,424	19,850	25,274	(12,646)	2002
Hidden Harbour Marina	Pompano Beach	FL	—	26,116	12,513	—	269	26,116	12,782	38,898	(1,451)	2021
Highland Wood Travel Park	Pompano Beach	FL	—	1,043	3,130	42	889	1,085	4,019	5,104	(2,389)	2002
Inlet Harbor Marina	Ponce Inlet	FL	—	11,858	5,485	—	(276)	11,858	5,209	17,067	(751)	2021
Harbor Lakes	Port Charlotte	FL	(16,591)	3,384	10,154	—	1,949	3,384	12,103	15,487	(7,046)	2004
Lighthouse Pointe at Daytona Beach	Port Orange	FL	—	2,446	7,483	23	3,960	2,469	11,443	13,912	(7,545)	1998
Pickwick Village	Port Orange	FL	(15,801)	2,803	8,870	—	6,242	2,803	15,112	17,915	(8,668)	1998
Rose Bay	Port Orange	FL	—	3,866	3,528	—	668	3,866	4,196	8,062	(2,466)	2016
Emerald Lake	Punta Gorda	FL	(3,898)	3,598	5,197	—	821	3,598	6,018	9,616	(2,393)	2011
Gulf View	Punta Gorda	FL	—	717	2,158	—	1,835	717	3,993	4,710	(2,244)	2004
Tropical Palms MH	Punta Gorda	FL	—	2,365	7,286	—	3,947	2,365	11,233	13,598	(4,996)	2006
Kingswood	Riverview	FL	—	9,094	8,365	—	1,502	9,094	9,867	18,961	(2,742)	2018
Palm Lake	Riviera Beach	FL	—	56,323	27,418	—	12,196	56,323	39,614	95,937	(7,292)	2018
Riviera Beach Marina	Riviera Beach	FL	—	15,725	12,966	—	488	15,725	13,454	29,179	(2,785)	2019
Indian Oaks	Rockledge	FL	—	1,089	3,376	—	1,503	1,089	4,879	5,968	(3,635)	1998
Space Coast	Rockledge	FL	—	2,413	3,716	—	1,918	2,413	5,634	8,047	(1,508)	2014
Covington Estates	Saint Cloud	FL	(8,564)	3,319	7,253	—	564	3,319	7,817	11,136	(3,186)	2011
Winds of St. Armands North	Sarasota	FL	(22,508)	1,523	5,063	20	4,247	1,543	9,310	10,853	(7,573)	1983
Winds of St. Armands South	Sarasota	FL	(14,676)	1,106	3,162	4,018	9,953	5,124	13,115	18,239	(4,517)	1983
Topics RV Resort	Spring Hill	FL	(2,218)	844	2,568	—	1,344	844	3,912	4,756	(2,040)	2004
Pine Island	St. James City	FL	—	1,678	5,044	—	2,028	1,678	7,072	8,750	(3,203)	2007

Schedule III
Equity LifeStyle Properties, Inc.
Real Estate and Accumulated Depreciation

				Initial Cost to ELS		Costs Capitalized Subsequent to Acquisition (Improvements)		Gross Amount Carried at 12/31/22				
Real Estate [1]	Location		Encumbrances	Land	Depreciable Property	Land	Depreciable Property	Land	Depreciable Property	Total [3]	Accumulated Depreciation	Date of Acquisition
St. Pete Marina	St. Petersburg	FL	—	12,591	19,066	—	(763)	12,591	18,303	30,894	(3,387)	2019
Riverwatch Marina	Stuart	FL	—	19,994	8,910	—	450	19,994	9,360	29,354	(962)	2021
Carefree Village	Tampa	FL	(23,973)	6,799	10,421	—	1,659	6,799	12,080	18,879	(4,827)	2011
Tarpon Glen	Tarpon Springs	FL	—	2,678	4,016	—	995	2,678	5,011	7,689	(1,935)	2011
Featherock	Valrico	FL	—	11,369	22,770	—	2,631	11,369	25,401	36,770	(9,719)	2011
Bay Indies	Venice	FL	(196,609)	10,483	31,559	10	10,638	10,493	42,197	52,690	(35,086)	1994
Ramblers Rest RV Resort	Venice	FL	(30,035)	4,646	14,201	—	12,055	4,646	26,256	30,902	(10,894)	2006
Countryside at Vero Beach	Vero Beach	FL	(50,702)	3,711	11,133	—	9,436	3,711	20,569	24,280	(14,404)	1998
Heritage Plantation	Vero Beach	FL	—	2,403	7,259	—	4,496	2,403	11,755	14,158	(8,751)	1994
Heron Cay	Vero Beach	FL	(25,760)	14,368	23,792	—	2,716	14,368	26,508	40,876	(10,492)	2011
Holiday Village, Florida	Vero Beach	FL	—	350	1,374	—	258	350	1,632	1,982	(1,306)	1998
Sunshine Travel-Vero Beach	Vero Beach	FL	—	1,603	4,813	—	3,663	1,603	8,476	10,079	(3,519)	2004
Vero Beach Marina	Vero Beach	FL	—	3,644	5,519	—	1,706	3,644	7,225	10,869	(928)	2019
Vero Palm Estates	Vero Beach	FL	(10,343)	6,697	9,025	—	1,743	6,697	10,768	17,465	(4,141)	2011
Village Green	Vero Beach	FL	(51,648)	15,901	25,175	518	3,631	16,419	28,806	45,225	(11,536)	2011
Peace River	Wauchula	FL	—	900	2,100	—	2,513	900	4,613	5,513	(1,881)	2006
Palm Beach Colony	West Palm Beach	FL	(9,866)	5,930	10,113	8	1,135	5,938	11,248	17,186	(4,595)	2011
Parkwood Communities	Wildwood	FL	—	6,990	15,115	—	1,912	6,990	17,027	24,017	(6,854)	2011
Three Flags	Wildwood	FL	—	228	684	—	703	228	1,387	1,615	(733)	2006
Winter Garden	Winter Garden	FL	—	2,321	6,962	—	1,825	2,321	8,787	11,108	(4,011)	2007
Crystal Lake Zephyrhills	Zephyrhills	FL	—	3,767	6,834	194	13,391	3,961	20,225	24,186	(4,402)	2011
Forest Lake Estates MH	Zephyrhills	FL	(17,734)	40,716	33,918	1,048	5,550	41,764	39,468	81,232	(14,575)	2016
Forest Lake Village RV	Zephyrhills	FL	—	—	537	—	479	—	1,016	1,016	(248)	2016
Sixth Avenue	Zephyrhills	FL	—	837	2,518	—	460	837	2,978	3,815	(1,668)	2004
Coach Royale	Boise	ID	—	465	1,685	—	376	465	2,061	2,526	(797)	2011
Maple Grove	Boise	ID	—	1,358	5,151	—	1,373	1,358	6,524	7,882	(2,410)	2011
Shenandoah Estates	Boise	ID	(8,218)	1,287	7,603	—	609	1,287	8,212	9,499	(3,210)	2011
West Meadow Estates	Boise	ID	(6,941)	1,371	6,770	—	528	1,371	7,298	8,669	(2,890)	2011
O'Connell's Yogi Bear RV Resort	Amboy	IL	(2,747)	1,648	4,974	—	7,932	1,648	12,906	14,554	(4,480)	2004
Pheasant Lake Estates	Beecher	IL	(37,713)	12,764	42,183	872	3,680	13,636	45,863	59,499	(14,780)	2013
Pine Country	Belvidere	IL	—	53	166	—	3,002	53	3,168	3,221	(683)	2006
Willow Lake Estates	Elgin	IL	—	6,138	21,033	—	20,582	6,138	41,615	47,753	(25,383)	1994
Golf Vista Estates	Monee	IL	—	2,842	4,719	1	14,517	2,843	19,236	22,079	(9,513)	1997
Indian Lakes	Batesville	IN	—	450	1,061	6	18,232	456	19,293	19,749	(2,868)	2004
Horseshoe Lakes	Clinton	IN	—	155	365	2	1,962	157	2,327	2,484	(627)	2004

Schedule III
Equity LifeStyle Properties, Inc.
Real Estate and Accumulated Depreciation

				Initial Cost to ELS		Costs Capitalized Subsequent to Acquisition (Improvements)		Gross Amount Carried at 12/31/22				
Real Estate [1]	Location		Encumbrances	Land	Depreciable Property	Land	Depreciable Property	Land	Depreciable Property	Total [3]	Accumulated Depreciation	Date of Acquisition
Twin Mills RV	Howe	IN	—	1,399	4,186	—	1,099	1,399	5,285	6,684	(2,595)	2006
Lakeside RV	New Carlisle	IN	—	426	1,281	—	287	426	1,568	1,994	(918)	2004
Dale Hollow State Park Marina	Burkesville	KY	—	—	7,399	—	722	—	8,121	8,121	(810)	2021
Diamond Caverns	Park City	KY	—	530	1,512	(3)	875	527	2,387	2,914	(1,139)	2006
Gateway to Cape Cod	Rochester	MA	—	91	288	—	882	91	1,170	1,261	(391)	2006
Hillcrest MA	Rockland	MA	—	2,034	3,182	—	412	2,034	3,594	5,628	(1,418)	2011
The Glen	Rockland	MA	—	940	1,680	—	50	940	1,730	2,670	(727)	2011
Old Chatham	South Dennis	MA	(6,095)	1,760	5,293	—	5,177	1,760	10,470	12,230	(3,379)	2005
Sturbridge	Sturbridge	MA	—	110	347	—	1,154	110	1,501	1,611	(526)	2006
Fernwood	Capitol Heights	MD	(11,145)	6,556	11,674	—	1,624	6,556	13,298	19,854	(5,235)	2011
Williams Estates/Peppermint Woods	Middle River	MD	—	22,774	42,575	—	1,961	22,774	44,536	67,310	(18,270)	2011
Mt. Desert Narrows	Bar Harbor	ME	—	1,037	3,127	—	838	1,037	3,965	5,002	(1,837)	2007
Patten Pond	Ellsworth	ME	—	267	802	—	409	267	1,211	1,478	(548)	2007
Pinehirst	Old Orchard Beach	ME	(9,674)	1,942	5,827	—	2,758	1,942	8,585	10,527	(4,299)	2005
Narrows Too	Trenton	ME	—	1,451	4,408	—	495	1,451	4,903	6,354	(2,378)	2007
Moody Beach	Wells	ME	—	93	292	—	5,731	93	6,023	6,116	(907)	2006
Bear Cave	Buchanan	MI	—	176	516	—	880	176	1,396	1,572	(518)	2006
St Clair	St. Clair	MI	—	453	1,068	6	1,440	459	2,508	2,967	(1,011)	2004
Cedar Knolls	Apple Valley	MN	(29,622)	10,021	14,357	—	2,324	10,021	16,681	26,702	(6,681)	2011
Cimarron Park	Lake Elmo	MN	—	11,097	23,132	—	4,903	11,097	28,035	39,132	(10,514)	2011
Rockford Riverview Estates	Rockford	MN	—	2,959	8,882	—	1,688	2,959	10,570	13,529	(4,056)	2011
Rosemount Woods	Rosemount	MN	—	4,314	8,932	—	4,432	4,314	13,364	17,678	(4,140)	2011
Boathouse Marina	Beaufort	NC	—	6,610	13,217	—	1,363	6,610	14,580	21,190	(1,275)	2021
Forest Lake	Advance	NC	—	986	2,325	13	9,891	999	12,216	13,215	(2,268)	2004
Scenic	Asheville	NC	—	1,183	3,511	—	2,132	1,183	5,643	6,826	(2,222)	2006
Waterway RV	Cedar Point	NC	(4,591)	2,392	7,185	—	1,260	2,392	8,445	10,837	(4,909)	2004
Twin Lakes	Chocowinity	NC	—	1,709	3,361	—	2,747	1,709	6,108	7,817	(2,768)	2004
Holiday Trav-L-Park Resort	Emerald Isle	NC	—	17,212	33,520	—	221	17,212	33,741	50,953	(1,879)	2022
Topsail Sound RV	Holly Ridge	NC	—	3,414	5,898	—	1,357	3,414	7,255	10,669	(974)	2020
Green Mountain	Lenoir	NC	—	1,037	3,075	—	2,956	1,037	6,031	7,068	(2,418)	2006
Lake Gaston	Littleton	NC	—	130	409	—	2,612	130	3,021	3,151	(740)	2006
Lake Myers RV	Mocksville	NC	—	1,504	4,587	—	1,889	1,504	6,476	7,980	(2,908)	2006
Bogue Pines	Newport	NC	—	1,476	2,592	—	236	1,476	2,828	4,304	(895)	2015
Goose Creek	Newport	NC	(12,783)	4,612	13,848	750	3,191	5,362	17,039	22,401	(9,993)	2004
Whispering Pines - NC	Newport	NC	—	3,096	5,081	1	387	3,097	5,468	8,565	(1,695)	2015

Schedule III
Equity LifeStyle Properties, Inc.
Real Estate and Accumulated Depreciation

				Initial Cost to ELS		Costs Capitalized Subsequent to Acquisition (Improvements)		Gross Amount Carried at 12/31/22				
Real Estate [1]	Location		Encumbrances	Land	Depreciable Property	Land	Depreciable Property	Land	Depreciable Property	Total [3]	Accumulated Depreciation	Date of Acquisition
Harbor Point RV	Sneads Ferry	NC	—	4,633	7,777	—	196	4,633	7,973	12,606	(1,163)	2020
White Oak Shores	Stella	NC	—	5,089	15,416	2,269	5,021	7,358	20,437	27,795	(4,063)	2019
Buena Vista	Fargo	ND	—	4,563	14,949	—	1,961	4,563	16,910	21,473	(6,577)	2011
Meadow Park	Fargo	ND	—	943	2,907	—	436	943	3,343	4,286	(1,349)	2011
Sandy Beach	Contoocook	NH	—	1,755	5,265	—	356	1,755	5,621	7,376	(3,233)	2005
Pine Acres	Raymond	NH	—	3,096	2,102	—	940	3,096	3,042	6,138	(1,055)	2014
Tuxbury Resort	South Hampton	NH	—	3,557	3,910	—	1,621	3,557	5,531	9,088	(2,495)	2007
King Nummy	Cape May Court House	NJ	—	4,027	3,584	—	656	4,027	4,240	8,267	(2,081)	2018
Acorn Campground	Green Creek	NJ	—	3,707	4,642	—	569	3,707	5,211	8,918	(1,933)	2020
Whippoorwill RV	Marmon	NJ	—	4,201	17,589	—	—	4,201	17,589	21,790	—	2022
Mays Landing Resort	Mays Landing	NJ	—	536	289	—	1,938	536	2,227	2,763	(389)	2014
Echo Farms	Ocean View	NJ	—	2,840	3,045	—	2,238	2,840	5,283	8,123	(1,509)	2014
Lake and Shore	Ocean View	NJ	—	378	1,192	—	2,769	378	3,961	4,339	(1,842)	2006
Pine Haven	Ocean View	NJ	—	15,586	47,165	—	261	15,586	47,426	63,012	(7,516)	2021
Chestnut Lake	Port Republic	NJ	—	337	796	5	2,374	342	3,170	3,512	(1,013)	2004
Sea Pines	Swainton	NJ	—	198	625	—	4,497	198	5,122	5,320	(1,443)	2006
Pine Ridge at Crestwood	Whiting	NJ	(50,113)	17,367	33,127	—	7,146	17,367	40,273	57,640	(14,965)	2011
Mountain View - NV	Henderson	NV	(29,932)	16,665	25,915	—	1,142	16,665	27,057	43,722	(11,025)	2011
Bonanza Village	Las Vegas	NV	—	908	2,643	(1)	2,832	907	5,475	6,382	(4,050)	1983
Boulder Cascade	Las Vegas	NV	—	2,995	9,020	—	5,118	2,995	14,138	17,133	(9,432)	1998
Cabana	Las Vegas	NV	—	2,648	7,989	—	1,702	2,648	9,691	12,339	(8,335)	1994
Flamingo West	Las Vegas	NV	—	1,730	5,266	—	2,265	1,730	7,531	9,261	(6,381)	1994
Las Vegas	Las Vegas	NV	—	1,049	2,473	14	2,659	1,063	5,132	6,195	(2,042)	2004
Villa Borega	Las Vegas	NV	—	2,896	8,774	—	2,101	2,896	10,875	13,771	(8,383)	1997
Rondout Valley	Accord	NY	—	1,115	3,240	—	3,218	1,115	6,458	7,573	(2,354)	2006
Alpine Lake RV Resort	Corinth	NY	—	4,783	14,125	153	4,106	4,936	18,231	23,167	(9,427)	2005
Lake George Escape	Lake George	NY	—	3,562	10,708	—	13,397	3,562	24,105	27,667	(8,837)	2005
The Woodlands	Lockport	NY	(41,219)	12,183	39,687	6	8,510	12,189	48,197	60,386	(17,543)	2011
Greenwood Village	Manorville	NY	—	3,667	9,414	484	7,431	4,151	16,845	20,996	(11,668)	1998
Brennan Beach	Pulaski	NY	—	7,325	21,141	—	7,849	7,325	28,990	36,315	(15,021)	2005
Lake George Schroon Valley	Warrensburg	NY	—	540	1,626	—	503	540	2,129	2,669	(1,017)	2008
Kenisee Lake	Jefferson	OH	—	295	696	4	685	299	1,381	1,680	(653)	2004
Bay Point Marina	Marblehead	OH	—	8,575	17,037	—	867	8,575	17,904	26,479	(1,939)	2021
Wilmington	Wilmington	OH	—	235	555	3	1,118	238	1,673	1,911	(644)	2004

Schedule III
Equity LifeStyle Properties, Inc.
Real Estate and Accumulated Depreciation

				Initial Cost to ELS		Costs Capitalized Subsequent to Acquisition (Improvements)		Gross Amount Carried at 12/31/22				
Real Estate [1]	Location		Encumbrances	Land	Depreciable Property	Land	Depreciable Property	Land	Depreciable Property	Total [3]	Accumulated Depreciation	Date of Acquisition
Bend	Bend	OR	—	733	1,729	10	4,061	743	5,790	6,533	(1,889)	2004
Shadowbrook	Clackamas	OR	—	1,197	3,693	—	1,799	1,197	5,492	6,689	(3,611)	1997
Pacific City	Cloverdale	OR	—	1,076	2,539	15	4,913	1,091	7,452	8,543	(2,647)	2004
Falcon Wood Village	Eugene	OR	(12,511)	1,112	3,426	—	1,585	1,112	5,011	6,123	(3,383)	1997
Portland Fairview	Fairview	OR	(19,051)	7,330	10,278	—	1,260	7,330	11,538	18,868	(4,204)	2016
Quail Hollow	Fairview	OR	—	—	3,249	—	930	—	4,179	4,179	(3,252)	1997
South Jetty	Florence	OR	—	678	1,598	9	3,237	687	4,835	5,522	(1,563)	2004
Seaside	Seaside	OR	—	891	2,101	12	2,304	903	4,405	5,308	(1,895)	2004
Whalers Rest	South Beach	OR	—	754	1,777	10	1,687	764	3,464	4,228	(1,605)	2004
Hope Valley	Turner	OR	—	7,373	14,517	—	493	7,373	15,010	22,383	(1,391)	2021
Mt. Hood Village	Welches	OR	—	1,817	5,733	—	14,485	1,817	20,218	22,035	(5,941)	2002
Greenbriar Village	Bath	PA	—	8,359	16,941	—	1,212	8,359	18,153	26,512	(7,157)	2011
Sun Valley	Bowmansville	PA	—	866	2,601	—	1,701	866	4,302	5,168	(1,604)	2009
Green Acres	Breinigsville	PA	(34,575)	2,680	7,479	—	7,004	2,680	14,483	17,163	(10,953)	1988
Gettysburg Farm	Dover	PA	—	111	350	—	1,282	111	1,632	1,743	(526)	2006
Timothy Lake North	East Stroudsburg	PA	—	296	933	—	1,015	296	1,948	2,244	(817)	2006
Timothy Lake South	East Stroudsburg	PA	—	206	649	—	431	206	1,080	1,286	(495)	2006
Drummer Boy	Gettysburg	PA	(10,091)	1,884	20,342	—	1,065	1,884	21,407	23,291	(5,083)	2019
Round Top	Gettysburg	PA	—	1,214	11,355	—	914	1,214	12,269	13,483	(4,317)	2019
Circle M	Lancaster	PA	—	330	1,041	—	4,238	330	5,279	5,609	(1,367)	2006
Hershey	Lebanon	PA	—	1,284	3,028	17	2,867	1,301	5,895	7,196	(2,889)	2004
Robin Hill	Lenhartsville	PA	—	1,263	3,786	—	830	1,263	4,616	5,879	(2,046)	2009
PA Dutch County	Manheim	PA	—	88	278	—	870	88	1,148	1,236	(338)	2006
Spring Gulch	New Holland	PA	—	1,593	4,795	—	1,354	1,593	6,149	7,742	(3,578)	2004
Lil Wolf	Orefield	PA	—	5,627	13,593	—	4,032	5,627	17,625	23,252	(6,310)	2011
Scotrun	Scotrun	PA	—	153	483	—	1,193	153	1,676	1,829	(517)	2006
Appalachian RV	Shartlesville	PA	—	1,666	5,044	—	1,125	1,666	6,169	7,835	(3,167)	2006
Mountain View - PA	Walnutport	PA	—	3,207	7,182	—	1,134	3,207	8,316	11,523	(3,175)	2011
Timber Creek	Westerly	RI	—	12,618	8,489	—	1,484	12,618	9,973	22,591	(5,089)	2018
Carolina Landing	Fair Play	SC	—	457	1,078	6	2,029	463	3,107	3,570	(982)	2004
Inlet Oaks Village	Murrells Inlet	SC	—	1,546	4,642	—	588	1,546	5,230	6,776	(2,731)	2006
Myrtle Beach Property	Myrtle Beach	SC	—	82,318	35,628	—	81	82,318	35,709	118,027	(5,854)	2021
Rivers Edge Marina	North Charleston	SC	—	20,305	6,405	—	201	20,305	6,606	26,911	(904)	2021
The Oaks	Yemassee	SC	—	267	810	—	422	267	1,232	1,499	(569)	2006
Natchez Trace	Hohenwald	TN	—	533	1,257	7	2,584	540	3,841	4,381	(1,487)	2004

Schedule III
Equity LifeStyle Properties, Inc.
Real Estate and Accumulated Depreciation

				Initial Cost to ELS		Costs Capitalized Subsequent to Acquisition (Improvements)		Gross Amount Carried at 12/31/22				
Real Estate [1]	Location		Encumbrances	Land	Depreciable Property	Land	Depreciable Property	Land	Depreciable Property	Total [3]	Accumulated Depreciation	Date of Acquisition
Cherokee Landing	Saulsbury	TN	—	118	279	2	233	120	512	632	(288)	2004
Alamo Palms	Alamo	TX	(5,601)	1,562	7,924	—	865	1,562	8,789	10,351	(3,411)	2012
Bay Landing	Bridgeport	TX	—	438	1,033	6	2,644	444	3,677	4,121	(1,241)	2004
Colorado River	Columbus	TX	—	466	1,099	6	6,940	472	8,039	8,511	(1,264)	2004
Victoria Palms	Donna	TX	(9,476)	2,849	12,305	—	7,180	2,849	19,485	22,334	(6,472)	2012
Lake Texoma	Gordonville	TX	—	488	1,151	6	3,514	494	4,665	5,159	(2,019)	2004
Lakewood	Harlingen	TX	—	325	979	—	1,287	325	2,266	2,591	(889)	2004
Paradise Park	Harlingen	TX	—	1,568	4,705	—	2,215	1,568	6,920	8,488	(3,617)	2004
Sunshine RV Resort	Harlingen	TX	—	1,494	4,484	—	2,946	1,494	7,430	8,924	(3,724)	2004
Tropic Winds	Harlingen	TX	—	1,221	3,809	—	1,481	1,221	5,290	6,511	(3,094)	2002
Medina Lake	Lakehills	TX	—	936	2,208	13	2,874	949	5,082	6,031	(2,244)	2004
Paradise South	Mercedes	TX	—	448	1,345	—	1,052	448	2,397	2,845	(1,175)	2004
Lake Conroe KOA	Montgomery	TX	—	2,699	8,430	(3)	463	2,696	8,893	11,589	(456)	2021
Lake Tawakoni	Point	TX	—	35	2,320	—	1,671	35	3,991	4,026	(1,840)	2004
Fun N Sun RV	San Benito	TX	—	2,533	5,560	412	8,259	2,945	13,819	16,764	(9,543)	1998
Country Sunshine	Weslaco	TX	—	627	1,881	—	1,891	627	3,772	4,399	(1,904)	2004
Leisure World	Weslaco	TX	—	957	2,575	—	699	957	3,274	4,231	(1,103)	2020
Southern Comfort	Weslaco	TX	(3,876)	1,108	3,323	—	1,163	1,108	4,486	5,594	(2,480)	2004
Trails End RV	Weslaco	TX	—	1,115	4,086	—	358	1,115	4,444	5,559	(1,660)	2020
Lake Whitney	Whitney	TX	—	679	1,602	10	2,590	689	4,192	4,881	(1,688)	2004
Lake Conroe	Willis	TX	—	1,363	3,214	18	21,104	1,381	24,318	25,699	(5,764)	2004
Westwood Village	Farr West	UT	—	1,346	4,179	—	3,122	1,346	7,301	8,647	(5,090)	1997
St George	Hurricane	UT	—	64	264	2	1,617	66	1,881	1,947	(427)	2010
All Seasons	Salt Lake City	UT	—	510	1,623	—	1,081	510	2,704	3,214	(1,808)	1997
Meadows of Chantilly	Chantilly	VA	(37,251)	5,430	16,440	—	8,759	5,430	25,199	30,629	(20,547)	1994
Harbor View	Colonial Beach	VA	—	64	202	—	1,061	64	1,263	1,327	(463)	2006
Lynchburg	Gladys	VA	—	266	627	3	1,035	269	1,662	1,931	(650)	2004
Chesapeake Bay	Gloucester	VA	—	1,230	2,900	16	5,635	1,246	8,535	9,781	(3,193)	2004
Bayport Development	Jamaica	VA	—	4,942	—	1,892	2,770	6,834	2,770	9,604	(68)	2020
Virginia Landing	Quinby	VA	—	602	1,419	8	589	610	2,008	2,618	(1,104)	2004
Grey's Point Camp	Topping	VA	(19,963)	33,492	17,104	—	3,963	33,492	21,067	54,559	(7,403)	2017
Bethpage Camp Resort	Urbanna	VA	(33,319)	45,415	38,149	—	25,687	45,415	63,836	109,251	(13,413)	2017
Williamsburg	Williamsburg	VA	—	111	350	—	1,400	111	1,750	1,861	(465)	2006
Regency Lakes	Winchester	VA	(40,487)	9,757	19,055	—	2,593	9,757	21,648	31,405	(8,552)	2011
Birch Bay	Blaine	WA	—	502	1,185	7	1,341	509	2,526	3,035	(979)	2004

Schedule III
Equity LifeStyle Properties, Inc.
Real Estate and Accumulated Depreciation

Real Estate [1]	Location		Encumbrances	Initial Cost to ELS Land	Initial Cost to ELS Depreciable Property	Costs Capitalized Subsequent to Acquisition (Improvements) Land	Costs Capitalized Subsequent to Acquisition (Improvements) Depreciable Property	Gross Amount Carried at 12/31/22 Land	Gross Amount Carried at 12/31/22 Depreciable Property	Total [3]	Accumulated Depreciation	Date of Acquisition
Mount Vernon	Bow	WA	—	621	1,464	8	3,369	629	4,833	5,462	(1,739)	2004
Chehalis	Chehalis	WA	—	590	1,392	8	4,213	598	5,605	6,203	(1,767)	2004
Grandy Creek	Concrete	WA	—	475	1,425	—	1,179	475	2,604	3,079	(1,011)	2008
Tall Chief	Fall City	WA	—	314	946	—	1,656	314	2,602	2,916	(823)	2010
Kloshe Illahee	Federal Way	WA	(17,467)	2,408	7,286	—	1,242	2,408	8,528	10,936	(6,755)	1997
La Conner	La Conner	WA	—	—	2,016	—	2,210	—	4,226	4,226	(2,380)	2004
Leavenworth	Leavenworth	WA	—	786	1,853	10	2,425	796	4,278	5,074	(1,733)	2004
Thunderbird Resort	Monroe	WA	—	500	1,178	6	2,061	506	3,239	3,745	(1,012)	2004
Little Diamond	Newport	WA	—	353	834	5	1,369	358	2,203	2,561	(1,037)	2004
Oceana	Oceana City	WA	—	283	668	4	835	287	1,503	1,790	(570)	2004
Crescent Bar	Quincy	WA	—	314	741	4	1,023	318	1,764	2,082	(801)	2004
Long Beach	Seaview	WA	—	321	758	5	1,146	326	1,904	2,230	(721)	2004
Paradise RV	Silver Creek	WA	—	466	1,099	6	4,113	472	5,212	5,684	(1,143)	2004
Rainbow Lake Manor	Bristol	WI	—	4,474	16,594	—	4,889	4,474	21,483	25,957	(6,229)	2013
Fremont Jellystone Park Campground	Fremont	WI	—	1,437	4,296	—	1,677	1,437	5,973	7,410	(3,322)	2004
Yukon Trails	Lyndon Station	WI	—	556	1,629	—	959	556	2,588	3,144	(1,185)	2004
Blackhawk Camping Resort	Milton	WI	—	1,789	7,613	—	3,535	1,789	11,148	12,937	(2,868)	2014
Lakeland	Milton	WI	—	3,159	13,830	—	1,652	3,159	15,482	18,641	(4,770)	2014
Westwood Estates	Pleasant Prairie	WI	(19,664)	5,382	19,732	—	2,963	5,382	22,695	28,077	(7,334)	2013
Plymouth Rock	Plymouth	WI	—	2,293	6,879	—	2,185	2,293	9,064	11,357	(3,764)	2009
Tranquil Timbers	Sturgeon Bay	WI	—	714	2,152	—	1,089	714	3,241	3,955	(1,545)	2006
Lake of the Woods RV	Wautoma	WI	—	1,333	2,238	—	456	1,333	2,694	4,027	(1,439)	2019
Neshonoc Lakeside	West Salem	WI	—	1,106	4,861	(1)	747	1,105	5,608	6,713	(1,739)	2013
Arrowhead	Wisconsin Dells	WI	—	522	1,616	—	1,198	522	2,814	3,336	(1,236)	2006
Subtotal of Properties Held for Long Term			(2,693,167)	1,968,061	3,384,194	113,425	1,491,751	2,081,486	4,875,945	6,957,431	(2,152,567)	
Realty Systems, Inc.			—	—	—	—	341,230	—	341,230	341,230	(72,708)	2002
Management business and other			—	3,447	578	(401)	67,712	3,046	67,854	70,900	(33,265)	
			$ (2,693,167)	$ 1,971,508	$ 3,384,772	$ 113,024	$ 1,900,693	$ 2,084,532	$ 5,285,029	$ 7,369,561	$ (2,258,540)	

(1) The schedule excludes Properties in which we have a non-controlling joint venture interest and account for using the equity method of accounting.
(2) All Properties were acquired, except for Country Place Village, which was constructed.
(3) Aggregate cost for federal income tax purposes is approximately $5.0 billion.

The following table presents the changes in gross investment in real estate:

(amounts in thousands)	2022	2021	2020
Balance, beginning of year	$ 6,989,064	$ 6,160,426	$ 5,743,049
Acquisitions	141,588	635,984	248,253
Improvements	372,799	290,290	217,082
Dispositions and other	(133,890)	(97,636)	(47,958)
Balance, end of year	$ 7,369,561	$ 6,989,064	$ 6,160,426

The following table presents the changes in accumulated depreciation related to investment in real estate:

(amounts in thousands)	2022	2021	2020
Balance, beginning of year	$ 2,103,774	$ 1,924,585	$ 1,776,224
Depreciation and amortization	202,566	191,345	157,673
Dispositions and other	(47,800)	(12,156)	(9,312)
Balance, end of year	$ 2,258,540	$ 2,103,774	$ 1,924,585

Corporate Data

BOARD OF DIRECTORS

Samuel Zell
Chairman of the Board of Directors,
Equity LifeStyle Properties, Inc.
Chairman, Equity Group Investments

Thomas Heneghan
Vice Chairman of the Board of Directors,
Equity LifeStyle Properties, Inc.
Chief Executive Officer, Equity International

Andrew Berkenfield
Partner and Chief Executive Officer,
Duncan Channon

Derrick Burks
Retired Partner, Ernst & Young LLP

Philip Calian
Founder and Managing Partner,
Kingsbury Partners, LLC

David Contis
Principal, Agora Advisors, Inc.

Constance Freedman
Founder and Managing Partner,
Moderne Ventures

Marguerite Nader
President and Chief Executive Officer,
Equity LifeStyle Properties, Inc.

Scott Peppet
President and Senior Managing Director,
Chai Trust

Sheli Rosenberg
Retired Vice Chairman,
Equity Group Investments

EXECUTIVE OFFICERS

Marguerite Nader
President and Chief Executive Officer

Paul Seavey
Executive Vice President and
Chief Financial Officer

Patrick Waite
Executive Vice President and
Chief Operating Officer

David Eldersveld
Executive Vice President, Chief Legal Officer
and Corporate Secretary

CORPORATE OFFICE

Equity LifeStyle Properties, Inc.
Two North Riverside Plaza
Chicago, Illinois 60606
Phone: 312.279.1400
Fax: 312.279.1710
www.EquityLifestyleProperties.com

TRANSFER AGENT

American Stock Transfer and Trust Company, LLC
Attn: Equity LifeStyle Properties, Inc.
6201 15th Avenue
Brooklyn, NY 11219
Toll Free: 800.830.9942
Email address: info@astfinancial.com
www.astfinancial.com

CORPORATE COUNSEL

Morrison & Foerster LLP
New York, New York

AUDITORS

Ernst & Young LLP
Chicago, Illinois

FORM 10-K AVAILABILITY

Requests for ELS' Form 10-K for the year ended December 31, 2022 filed with the Securities and Exchange Commission ("SEC"), which will be provided without charge, and any other investor inquiries from individuals and institutional investors, should be directed to:

Investor Relations Department
Equity LifeStyle Properties, Inc.
Two North Riverside Plaza
Chicago, Illinois 60606
Phone: 800.247.5279
investor_relations@equitylifestyle.com

The SEC also maintains a website that contains reports, proxy information and statements, and other information regarding registrants that file electronically with the SEC. The website address is: http://www.sec.gov. ELS files electronically.

ELS' common stock is listed on the New York Stock Exchange ("NYSE") and is traded under the ticker symbol "ELS." ELS submitted a Section 303A.12(a) CEO Certification to the NYSE last year. ELS has filed with the SEC the CEO/CFO certifications required under Section 302 of the Sarbanes-Oxley Act as an exhibit to its most recently filed Form 10-K. For additional information about ELS please contact ELS' Investor Relations Department.

STOCKHOLDERS

There were approximately 311 holders of record of ELS' common stock as of December 31, 2022.

DIVIDEND REINVESTMENT PLAN

ELS offers a Dividend Reinvestment Plan ("Plan"). For an information packet, including the Plan prospectus and enrollment form, please call the Plan Administrator, American Stock Transfer and Trust Company, at 800.830.9942.

COMPARISON OF CUMULATIVE TOTAL RETURN

The performance graph below compares total stockholders' return on ELS' Common Stock since December 31, 2017 with the Standard and Poor's ("S&P") 500 Stock Index and the index of equity REITs prepared by the National Association of Real Estate Investment Trusts ("NAREIT") and FTSE. The Common Stock price performance graph assumes that an investment of $100 was made on December 31, 2017 in ELS' Common Stock and in each of the two indexes, and further assumes the reinvestment of all dividends. The FTSE NAREIT All Equity REITs index is a free-float adjusted, market capitalization-weighted index of U.S. Equity REITs. Constituents of the Index include all tax-qualified REITs with more than 50 percent of total assets in qualifying real estate assets other than mortgages secured by real property. Common Stock price performance presented for the period from December 31, 2017 through December 31, 2022 is not necessarily indicative of future results.



Comparison of 5 Year Cumulative Total Return
Assumes Initial Investment of $100
December 2022

		2017	2018	2019	2020	2021	2022
Equity LifeStyle Properties, Inc.	Return %		11.73	47.77	-7.89	41.01	-24.52
	Cum $	100.00	111.73	165.10	152.07	214.44	161.86
S&P 500 Index - Total Return	Return %		-4.38	31.39	18.40	28.71	-18.11
	Cum $	100.00	95.62	125.72	148.85	191.58	156.88
FTSE NAREIT All Equity REITs Index	Return %		-4.04	28.66	-5.12	41.30	-24.95
	Cum $	100.00	95.96	123.46	117.14	165.51	124.22











Equity LifeStyle Properties, Inc.

Two North Riverside Plaza
Chicago, IL 60606-2609

www.EquityLifestyleProperties.com